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Index to Financial Statements

Filed Pursuant to Rule 424(b)(3) Registration No. 333-147339

Up to 7,000,000 Shares

HSW International, Inc.

COMMON STOCK

        This prospectus relates to up to 7,000,000 shares of common stock of HSW International, Inc. that may be sold from time to time by the selling stockholders listed in this prospectus in the section entitled "Selling Stockholders." We will not receive any proceeds from the sales by the selling stockholders. The selling stockholders named in this prospectus may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

        For a description of the plan of distribution of the common stock, please see "Plan of Distribution" on page 27 of this prospectus.

Our common stock is traded on the NASDAQ Global Market under the symbol "HSWI." On January 15, 2008, the closing price for our common stock was $3.85 per share. On January 15, 2008, we had 16 shareholders of record.

INVESTMENT IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 11 OF THIS PROSPECTUS.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is January 16, 2008.

i

ABOUT THIS PROSPECTUS

        This prospectus is part of a resale registration statement. The selling stockholders may sell some or all of their shares in one or more transactions from time to time.

        This prospectus highlights selected information about us and our common stock but does not contain all information that you should consider before investing in the shares. You should read this entire prospectus carefully, including the information included under the heading "Risk Factors."

        You should rely only on the information contained in this prospectus. We and the selling stockholders have not authorized anyone else to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The selling stockholders are not making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information appearing in this prospectus, as well as the information we file with the Securities and Exchange Commission (the SEC), is accurate only as of the date of the documents containing the information. Our business, financial condition, results of operations and prospects may have changed since such dates.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC, under the Securities Act of 1933, as amended (the Securities Act), a registration statement on Form S-1 with respect to the common stock offered in this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all the information set forth in the registration statement or the exhibits and schedules which are part of the registration statement, portions of which are omitted as permitted by the rules and regulations of the SEC. Statements made in this prospectus regarding the contents of any contract or other document are summaries of the material terms of the contract or document. With respect to each contract or document filed as an exhibit to the registration statement, reference is made to the corresponding exhibit. For further information pertaining to us and to the common stock offered by this prospectus, reference is made to the registration statement, including the exhibits and schedules thereto, copies of which may be inspected, without charge, at the public reference facilities of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of all or any portion of the registration statement may be obtained from the SEC at prescribed rates. Information on the public reference facilities may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a web site that contains reports, proxy and information statements, and other information that is filed electronically with the SEC. The web site can be accessed at www.sec.gov.

        We are required to comply with the informational requirements of the Securities Exchange Act of 1934, as amended (the Exchange Act), and, accordingly, file current reports on Form 8-K, quarterly reports on Form 10-Q, annual reports on Form 10-K, proxy statements and other information with the SEC. Those reports, proxy statements and other information will be available for inspection and copying at the public reference facilities and on the SEC web site referred to above.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

        This prospectus contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, business strategies, operating efficiencies or synergies, competitive positions, growth opportunities for existing products, plans and objectives of management, markets for our stock and other matters. Statements in this prospectus that are not historical facts are identified as "forward-looking statements" for the purpose of the safe harbor provided by Section 21E of the Exchange Act and Section 27A of the Securities Act. These forward-looking statements, including, without limitation, those relating to our future business prospects, revenues and income, wherever they occur in this prospectus, are necessarily estimates reflecting the best judgment of our senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. Such forward-looking statements should, therefore, be considered in light of various important factors, including those set forth in this prospectus. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include without limitation:

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  greater than expected costs or difficulties related to the localization and deployment of the assets we received from HowStuffWorks, Inc. (referred to in this prospectus as HSW);

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  changes in or failure to comply with government laws and regulations in China and other geographical markets affecting domestic and foreign operations, including those related to foreign investment, Internet policy, intellectual property, education and career development;

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  political and economic events and conditions in China and other geographical markets;

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  the inability to protect owned and licensed intellectual property;

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  the advent of new technologies;

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  changes in the competitive landscape in the education, career development or internet markets; and

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  adverse changes in the securities markets.

        Words such as "estimate," "project," "plan," "intend," "expect," "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements are found at various places throughout this prospectus and the other documents incorporated by reference. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus.

        The foregoing list sets forth some, but not all, of the factors that could impact our ability to achieve results described in any forward-looking statements. A further list and description of these and other factors can be found in the section entitled "Risk Factors" beginning on page 11, in "HSW International and Intac Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on page 43 and in "Business" beginning on page 29. Investors are cautioned not to place undue reliance on forward-looking statements that speak only as of the date made. Investors also should understand that it is not possible to predict or identify all such factors and that this list should not be considered a complete statement of all potential risks and uncertainties. Investors should also realize that if underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from our projections. We undertake no obligation to update any forward-looking statements as a result of future events or developments.

PROSPECTUS SUMMARY

        This summary highlights information appearing elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before making an investment decision. You should carefully read the entire prospectus, including the section entitled "Risk Factors" beginning on page     and our financial statements and notes to those financial statements included elsewhere in this prospectus before making any investment decision.

        All references in this prospectus to "we," "us," "our" and "HSW International" refer to HSW International, Inc. The information on our internet website is not part of this prospectus and you should not rely on that information in deciding whether to purchase shares of our common stock.

Summary

Overview

        HSW International is a recently formed company that intends to enter the Chinese online publishing market and has entered the Brazilian online publishing market by leveraging a consistently expanding and proprietary digital content database designed to meet the information needs of the online community. We will utilize a combination of the licensed and sublicensed content (referred to in this prospectus as the content) that we recently received from HSW and the relationships, core competencies, and knowledge of the Chinese markets developed by INTAC International, Inc. (referred to in this prospectus as INTAC), a company that recently became our wholly owned subsidiary as a result of a merger. We also intend to generate revenue by assembling our own library of digital content (including originally authored content and content that has been acquired from third parties) for our own use and for licensing to various customers, including HSW, in territories outside of our markets.

        HSW recently announced that it had agreed to merge with Discovery Communications, LLC. This merger closed on December 17, 2007. Therefore, HSW is now a wholly-owned subsidiary of Discovery Communications, LLC. The merger required several conditions, including the amendment of certain agreements between HSW and HSW International, and further agreements between HSW International and Discovery Communications, LLC. See "Merger of HSW and Discovery Communications, LLC."

        We have completed the deployment of our internet platform in Brazil and the initial translation of approximately 2,200 articles of content from English to Portuguese. The web site address is http://hsw.uol.com.br/. We are in the early stages of business development as we continue to develop local marketing strategies and translate additional content. Although initial traffic has been strong evidenced by over 3.0 million monthly page views; de minimus revenue has been earned from inception through the date of this prospectus. We have also entered into a services agreement with a leading web globalization firm to begin translating and localizing our content for the China market.

Our History

        HSW International was formed on March 14, 2006. On October 2, 2007, we completed a merger and related transactions pursuant to which: (i) HSW International Merger Corporation (referred to in this prospectus as merger sub), a wholly owned subsidiary of HSW International, was merged with INTAC with INTAC surviving as a wholly owned subsidiary of HSW International (referred to in this prospectus as the merger); (ii) HSW contributed to HSW International, in exchange for common stock of HSW International, exclusive digital publishing rights to HSW's content for the countries of China and Brazil as translated into the languages of China and Brazil (referred to in this prospectus as the contribution); and (iii) certain investors, including the selling stockholders, purchased or agreed to purchase shares of our common stock having an aggregate value of approximately $47 million (referred to in this prospectus as the equity financing, and together with the contribution, the related transactions).

        The merger and related transactions were consummated pursuant to a merger agreement dated April 20, 2006, as amended January 29, 2007, by and among INTAC, HSW, HSW International and merger sub.

        Contemporaneously with the merger, INTAC, INTAC International Holdings Limited ("INTAC Holdings"), a wholly-owned subsidiary of INTAC, and INTAC (Tianjin) International Trading Company, a wholly owned subsidiary of INTAC Holdings ("INTAC Trading"), sold all of the issued and outstanding shares of Global Creative International Limited, INTAC Telecommunications Limited, INTAC Deutschland GmbH and FUTAC Group Limited, each a wholly owned subsidiary of INTAC Holdings ("distribution companies") to Cyber Proof Investments Ltd. ("Cyber"), a corporation controlled by Wei Zhou, INTAC's Chief Executive Officer and President, in exchange for 3 million shares of INTAC common stock held by Mr. Zhou (the distribution business sale). The former distribution/telecommunications segment of INTAC's business, which consisted of the distribution of wireless handset products and the sale of prepaid calling cards, was conducted in whole by these four subsidiaries of INTAC Holdings. In addition, INTAC Trading transferred its rights and control with respect to Beijing INTAC Meidi Technology Development Co., Ltd. to Cyber. The distribution business sale was consummated pursuant to a share purchase agreement dated January 2, 2007.

        The following chart reflects our corporate structure after the merger, distribution business sale and related transactions summarized above.

Merger of HSW and Discovery Communications, LLC

        Effective December 17, 2007, the merger (the "Merger") of HSW, with a wholly owned subsidiary of Discovery Communications, LLC ("Discovery"), with HSW surviving the Merger, closed. Certain amendments to HSW International agreements were conditions to the closing of the Merger.

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  HSW International and HSW entered into an amended and restated Trademark License Option letter agreement setting the licensing fee at 2% of Company net revenue derived from HSW's marks, capped at $100,000 annually for China and Brazil combined. HSW International also has the option to acquire HSW's name and associated trademarks in India and Russia on similar terms.

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  The services agreement between HSW International and HSW has been terminated based on HSW International's determination that HSW International is able to perform on its own the services provided by HSW. In connection with such termination, HSW will license to HSW International the software code existing at closing for the HSW's content management platform at no cost.

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  The agreement that provides HSW International with the option to acquire digital publishing rights in the local language to HSW content in India and Russia has been amended to provide that such option may be exercised until April 2, 2009; provided, however it cannot be exercised for so long as the issuance of securities in connection with such exercise would result in HSW's ownership of HSW International, directly or indirectly, exceeding 50%; provided further that the option shall be extended for any time period during which it cannot be exercised in accordance with the foregoing. HSW International's right of first refusal relating to the distribution of HSW content in territories outside the United States other than in China, Brazil, India and Russia has been terminated.

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  HSW International, HSW and Wei Zhou have entered into a First Amendment to Amended and Restated Stockholders Agreement. HSW will have the right to designate three directors of HSW International (one of whom shall be an independent director), and HSW will have the right to designate the chairperson of the Nominating and Governance Committee. All shares of HSW International owned by HSW in excess of 45% of the outstanding shares of HSW International as of any applicable record date, if any, shall be voted in exact proportion to the vote of HSW International stockholders other than HSW. HSW will have the right to vote in its discretion its shares of HSW International up to and including 45% of the outstanding shares of HSW International as of any applicable record date.

        As a result of the Merger, HSW became a wholly owned subsidiary of Discovery. HSW remains based in Atlanta, Georgia. HSW now owns approximately 49.5% of HSW International's outstanding common stock. The Merger does not impact HSW International's publicly traded status, as HSW International remains a separate and publicly traded entity.

        HSW International continues to have a perpetual, fully paid up, royalty-free, sublicensable, exclusive license to the HSW content and brand for Brazil and China (the "Rights"). HSW International also maintains the option for those Rights for India and Russia. As a result of the Merger, Discovery and HSW International intend to enter into an arrangement that will give HSW International digital publishing rights for Brazil and China to Discovery content that has been published on or integrated within the HSW.com website. In addition, if such arrangement is entered into, it will provide that those rights would also be extended to India and Russia if HSW International exercises its option for those countries under the terms of its existing agreement with HSW.

HSW International, Inc. Common Stock

        HSW International received approval from NASDAQ for its common stock to be listed for trading on the NASDAQ Global Market under the symbol "HSWI". On January 15, 2008, the closing price for our common stock was $3.85 per share.

Selling Stockholders

        The selling stockholders consist of European investors who agreed to purchase shares of our common stock in connection with the merger, business distribution sale and related transactions. They are offering for sale an aggregate of up to 7,000,000 shares of our common stock pursuant to this prospectus. Deutsche Bank Aktlengesellschaft, an affiliate of DWS Finanz-Service GmbH (one of the European investors), currently holds approximately 9.6% of our common stock. See "Selling Stockholders."

* * * *

        HSW International is incorporated under the laws of the state of Delaware. Our corporate headquarters are located at One Capital City Plaza, 3350 Peachtree Road, Suite 1600, Atlanta, Georgia 30326. Our telephone number is (404) 364-5823.

The Offering

Common stock offered by the selling stockholders	Up to 7,000,000 shares of common stock, par value $0.001 per share, of HSW International, or "our common stock."
Use of proceeds	All of the shares of common stock offered by this prospectus are being sold by the selling stockholders. We will not receive any proceeds from the sale of our common stock by the selling stockholders.
Dividend policy	We do not expect to pay dividends on our common stock for the foreseeable future.
NASDAQ symbol	HSWI

        There will be approximately 58,301,903 shares of our common stock outstanding after this offering, giving effect to the exercise of options and warrants to purchase 3,279,431 shares of our common stock.

Risk Factors

        You should consider carefully all of the information set forth in this prospectus and, in particular, the information under the heading "Risk Factors" beginning on page 11 for risks involved in investing in our common stock.

Selected Historical Consolidated Financial Data of INTAC International, Inc.

        As previously discussed, INTAC became a wholly owned subsidiary of HSW International on October 2, 2007. INTAC's operations are material to HSW International subsequent to the merger; therefore historical Financial Data of INTAC is included in this registration statement. The following selected consolidated financial information of INTAC as of and for each of the three years in the period ended December 31, 2004, the nine month transition period ended September 30, 2005 and the year ended September 30, 2006 have been derived from INTAC's audited historical financial statements incorporated by reference into this registration statement. The consolidated financial statements for the years and transition period beginning with the period ended December 31, 2002 were audited by KBA Group LLP, an independent registered public accounting firm. The following selected consolidated financial information of INTAC as of and for the year ended September 30, 2007 has been derived from the Company's audited consolidated financial statements included in this registration statement which were audited by Chapman, Hext & Co., P.C. The following information should be read in conjunction with management's discussion and analysis of financial condition and results of operations of INTAC and the consolidated financial statements and notes thereto of INTAC from and incorporated by reference into this registration statement. HSW International had only limited historical operations prior to the consummation of the merger with INTAC.

				Nine Month Transition Period Ended September 30, 2005(4)
	Year Ended December 31,				Year Ended September 30,
	2002	2003(2)	2004(3)		2006	2007
Operating Data:(1)
Career development services revenue	$—	$—	$4,231,076	$4,218,779	$5,749,932	$4,997,582
Career development services gross profit	—	—	2,997,586	3,179,480	4,241,406	2,694,790
Income (loss) from continuing operations	—	(131,618)	883,259	(931,916)	(4,156,367)	(9,071,049)
Income (loss) from discontinued operations	(776,755)	(107,578)	4,933,238	(534,466)	(3,985,629)	(1,468,629)
Net income (loss)	$(776,755)	$(239,196)	$5,816,497	$(1,466,382)	$(8,141,996)	$(10,539,678)
Basic income (loss) per share
Income (loss) from continuing operations	$—	$(0.01)	$0.04	$(0.04)	$(0.18)	$(0.40)
Income (loss) from discontinued operations	(0.04)	—	0.24	(0.03)	(0.18)	(0.06)

Net income (loss)	$(0.04)	$(0.01)	$0.28	$(0.07)	$(0.36)	$(0.46)

Diluted income (loss) per share
Income (loss) from continuing operations	$—	$(0.01)	$0.04	$(0.04)	$(0.18)	$(0.40)
Income (loss) from discontinued operations	(0.04)	—	0.24	(0.03)	(0.18)	(0.06)

Net income (loss)	$(0.04)	$(0.01)	$0.28	$(0.07)	$(0.36)	$(0.46)

Dividends declared per common share	—	—	—	—	—	—

	December 31,
				September 30, 2005(4)	September 30, 2006	September 30, 2007
	2002	2003(2)	2004(3)
Balance Sheet Data (as of the period end)(1):
Assets held for sale	$4,720,549	$5,942,010	$19,311,736	$20,507,450	$13,234,743	$14,809,101
Total assets	4,720,549	12,521,698	41,689,772	44,391,959	38,578,436	37,082,388
Liabilities held for sale	2,823,467	2,240,357	1,219,966	5,321,526	1,959,111	5,868,608
Short-term borrowings	—	2,728,202	—	—	—	—
Total liabilities	2,823,467	5,801,560	4,104,592	8,156,480	5,855,492	14,275,687
Stockholders' equity	1,897,082	6,720,138	37,585,180	36,235,479	32,722,944	22,806,701

(1)
Pursuant to the proposed sale of INTAC's distribution business, the selected historical consolidated financial data of INTAC reflects a reclassification of the distribution business financial statement balances to "held for sale" in the balance sheet data and to "discontinued operations" in the operating data.

(2)
In September 2003, INTAC issued 1 million shares of common stock in a private placement transaction for cash proceeds of $4.5 million.

(3)
In May 2004, INTAC issued 800,000 shares of common stock in a private placement transaction for cash proceeds of $12 million, and in December 2004, INTAC issued 1 million shares with a fair value of $13 million in conjunction with the acquisition of Huana Xinlong.

(4)
In August 2005, INTAC changed its fiscal year from December 31 to September 30.

HSW International Summary Financial Data

        The following table summarizes the relevant financial data for HSW International and should be read with our unaudited pro forma condensed consolidated financial statements and the related notes thereto that are included elsewhere in this prospectus.

	Period from Inception (March 14, 2006) to December 31, 2006	Nine Months Ended September 30, 2007
		(unaudited)
Statement of Operations Data:
Revenue	$—	$92,962
Operating expenses	12,556,817	8,611,112
Loss from operations	(12,556,817)	(9,429,030)
Other income (expense), net	(148,942)	(180,649)
Loss before income taxes	(12,705,759)	(9,609,679)
Net Loss	$(12,705,759)	$(9,609,679)
	December 31, 2006	September 30, 2006
		(unaudited)
Balance Sheet Data:
Cash and cash equivalents	$233,262	$163,629
Total assets	1,917,058	2,099,564
Total long-term debt	—	—
Stockholders' deficit	$(2,894,772)	$(7,667,036)

Selected Unaudited Pro Forma Condensed Combined Consolidated Financial Information

        The following table sets forth a summary of the unaudited pro forma financial information giving effect to the merger of INTAC's career development and training services business and HSW International, which closed on October 2, 2007, as if the merger and the completion of the equity financing had occurred on January 1, 2006. The INTAC unaudited pro forma financial statements have been adjusted and included in the pro forma to reflect a year end of December 31, 2006 (from the historical September 30, 2006 year end) in order to conform to HSW International's calendar year end. The unaudited pro forma financial data does not purport to represent what the combined results of operations of INTAC's career development and training services business and HSW International would have been had the merger occurred on January 1, 2006 or to project the results of operations or financial condition for any future date or period. See "Unaudited Pro Forma Condensed Consolidated Financial Statements" beginning on page 37.

	Year Ended December 31, 2006	Nine Months Ended September 30, 2007
	(Unaudited)
	(In thousands, except per share data)
Selected Operating Data:
Career development services revenue	$6,578	$3,072
Career development services gross profit	4,513	2,618
Loss before income taxes	(17,623)	(17,797)
Net loss	(17,915)	(17,504)
Net loss per share—basic and diluted	$(0.42)	$(0.39)

September 30, 2007
Selected Balance Sheet Data:
Cash and cash equivalents	$32,224
Total assets	78,649
Total Liabilities	4,616
Stockholders' equity	$74,033

RISK FACTORS

        Our business is subject to a number of important risks and uncertainties, some of which are described below. The risks described below, however, are not the only risks that we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also impair our business operations. Any of these risks may have a material adverse effect on our business, financial position, results of operations and/or cash flows. In such a case, you may lose all or part of your investment in our common stock.

        We are an early stage company and therefore our business and prospects are difficult to evaluate.

        We have no operating history, and no experience in marketing and selling the contributed assets in the Chinese and Brazilian markets. Although we recently acquired INTAC, substantially all of INTAC's revenues to date have been in its distribution/ telecommunications segment which were sold pursuant to the distribution business sale, and INTAC had only recently refocused its business model to the career development and training services segment and INTAC has limited experience in this industry. We face substantial risks that our results of operations will be materially and adversely affected by the shift in focus if we are unable to successfully implement INTAC's refocused business plans and develop a market for the contributed assets. We are an early stage company with a limited operating history upon which investors and others can evaluate our current business and prospects. Our prospects must be considered in light of the many risks, uncertainties, expenses, delays, and difficulties frequently encountered by companies in their early stages of development. Some of the risks and difficulties we expect to encounter include our ability to:

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  successfully commercialize and monetize the contributed assets;

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  continue to raise additional working capital, the lack of which would likely have a significant negative impact on our long term business plan and our ability to take advantage of our strategic alliances and to successfully execute our expansion plan;

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  manage our expense structure as a U.S. public company including, without limitation, compliance with provisions implemented as a result of the Sarbanes Oxley Act;

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  manage the anticipated rise in operating expenses;

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  manage and implement successfully new business strategies including, if applicable, new strategies resulting from the merger of HSW and Discovery Communications, LLC and the accompanying changes to the agreements between HSW and us;

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  adapt and successfully execute our evolving and unpredictable business model, with which we will have only limited experience;

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  establish and take advantage of contacts and strategic relationships;

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  adapt to our intended diversification into other industries and geographic regions;

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  manage and adapt to rapidly changing and expanding operations;

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  implement and improve operational, financial and management systems and processes;

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  respond effectively to competitive developments;

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  attract, retain and motivate qualified personnel; and

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  manage each of the other risks set forth in this prospectus.

        Because of the lack of operating history for INTAC and HSW International and the early stage of our development, we will have limited insight into trends and conditions that may exist or might emerge and affect our business, especially with respect to the online publishing, career development and training and education markets. We cannot be certain that our business strategy will be successful or that it will successfully address these risks. Any failure by us to successfully implement our new business plans could have a material adverse effect on our business, results of operations and financial condition.

        We may not succeed in marketing and monetizing the contributed assets to potential customers or developing strategic partnerships for the distribution of its products and services.

        Our plans to market and monetize the contributed assets in the Chinese and Brazilian online markets through the Internet are new and unproven. Moreover, we will have limited experience in determining the pricing of the products and services that will be developed with the contributed assets. Because we have never marketed or sold these products and services, we may not be successful in establishing a customer base or strategic partnerships for the distribution of our products and services. If we are not successful in developing, releasing and marketing these products and services on a profitable basis, our results of operations would be materially and adversely affected.

        We do not have significant experience in the Brazilian marketplace. Additionally, we may not have the resources available to simultaneously develop operations in China and Brazil. Accordingly, there may be a delay in developing such operations in Brazil, which could affect our business plan and results of operations.

        In addition, any delay in developing our operations in Brazil may play a factor in our decision to exercise our option to acquire the exclusive digital publishing rights for the content in India and Russia. The option expires as early as April 2, 2009 (unless such option period is extended pursuant to an agreement between HSW and HSW International), and our failure to exercise such option may have an adverse affect on our ability to expand our international operations, which could affect our business plan and results of operations.

        The growth we seek is rare.

        Substantial future growth will be required in order for us to realize our business objectives. Growth of this magnitude is rare. To the extent we are capable of growing our business as necessary, we expect that such growth will place a significant strain on our managerial, operational and financial resources. We must manage our growth, if any, through appropriate systems and controls in each of these areas. We must also establish, train and manage a larger work force. If we do not manage the growth of our business effectively, our business, results of operations and financial condition could be materially and adversely affected.

        We will face intense competition, which could have an adverse effect on our business, financial condition and results of operations.

        The online publishing, career development and training and education markets are highly competitive. We will encounter significant competition across our business lines and in each market in which we offers our products and services.

        In the online publishing market, we expect that our competitors will include national Internet portals in China such as Baidu, NetEase.com, Shanda Interactive Entertainment, Sina, sohu.com and tom.com, which will compete with the combined company for online advertising revenue and end users.

        INTAC's primary historical competitors in the career development and training and education markets have included universities and private firms offering software and telecommunications related training, several local and national, primarily Chinese firms, some of which offer more complete product lines than INTAC, dedicated job search websites such as 51job.com, ChinaHR.com, Cjol.com and Zhaopin.com, national Internet portals in China such as NetEase.com, sina.com, sohu.com and tom.com, each of which provides online recruitment services, and executive search firms and other competitors currently engaged in print advertising that have started to internally develop or acquire online capabilities.

        Many of INTAC's historical competitors and our potential competitors have long operating histories, may have greater financial, management, technological development, sales, marketing and other resources than we do, and may be able to adopt our business model or adopt alternative models that we cannot match. As a result of competition, we may experience reduced margins, loss of market share or less use of our services. We will not be able to assure you that existing or future competitors will not develop or offer services and products which provide significant performance, price, creative or other advantages over our services. If we are unable to compete effectively with current or future competitors as a result of these or other factors, our market share and results of operations may be materially and adversely affected.

        The sale of INTAC's wireless handset distribution business and shift in our strategic focus to the online publishing, career training and development and education markets could have an adverse effect on our business, financial condition and results of operations.

        INTAC's wireless handset distribution business accounted for approximately 95% of its total revenues for the third quarter of fiscal year 2007 and approximately 92% of its total revenues for the fiscal year ended September 30, 2006. INTAC has shifted its business focus from the wireless handset distribution business, which INTAC Holdings has sold to Cyber, to the career training and development and education markets in order to focus on businesses with more attractive growth opportunities and higher margins than the wireless handset distribution business. We intend to continue this revised business strategy, as well as focusing on the online publishing market using the contributed assets. The diversion of our management and resources to this revised business strategy may adversely affect our business, financial condition and results of operations, and there is no guarantee that we will be able to offset the sale of the wireless handset distribution business through comparable growth in our online publishing, career training and development, and education businesses.

        We will be subject to risks of customers defaulting on payments due.

        In some cases, we will give credit terms to customers for the balance outstanding if they have an established and good payment history. INTAC's Career Development Services had a net trade receivable balance of approximately $4.6 million as of September 30, 2007. This receivables balance relates primarily to Huana Xinlong and the sale of educational software to school districts within China. These school districts pay for their software purchases using funds supplied by the Chinese government. Historically, this funding takes many months, which is typical of the business process in China. As of September 30, 2007, approximately $1.6 million of INTAC's trade receivable balance relates to sales of educational software completed before September 30, 2005 and is fully reserved. While we believe these Career Development Services receivables to be fully collectible, the timing of the collections cannot be estimated with certainty. Access to courts in China is less certain than in the United States, and furthermore it is difficult to assess the possibility of winning or collecting a judgment against the Chinese government. We will be vulnerable to customers that do not pay or delay payment of their outstanding balances due for reasons beyond our control. Any failure of, or undue delay by, our customers in making payments to us will have a material adverse effect on our business, financial condition and results of operations.

        Resales of our common stock and additional obligations to issue our common stock may cause the market price of our stock to fall.

        We have agreed to register for resale shares of our common stock that will be held by Mr. Zhou, other INTAC affiliates, HSW, and the investors that participated in the equity financing, although Mr. Zhou has agreed to lock up 4,000,000 shares until October 2, 2008, and HSW has agreed to lock up 1/3 of its shares until October 2008, 1/3 of its shares until April 2009, 1/3 of its shares until October 2009. In addition to the registration statement of which this prospectus forms a part, the resale registration statement for other of our investors is expected to take effect in the first fiscal quarter of 2008. In addition, in connection with the contribution, HSW was granted a warrant to purchase 500,000 shares of our common stock. The issuance of these new shares and the resale of additional shares of our common stock could have the effect of depressing the market price for our common stock.

        Certain factors which limited the liquidity of INTAC common stock prior to the consummation of the merger may negatively affect the market price or market for our common stock.

        INTAC's common stock was affected by the following factors:

  •
  approximately 56% of INTAC's common stock was held by insiders;

  •
  INTAC's common stock was thinly traded;

  •
  no third party research was available regarding INTAC;

  •
  INTAC did not historically provide forecasts or guidance on expected results; and

  •
  INTAC did not regularly hold quarterly earnings calls.

        These factors may similarly affect our common stock, and may have the effect of depressing the market price for our common stock or limiting the market for resale of our common stock.

        Our internal control over financial reporting and our disclosure controls and procedures may not prevent all possible errors that could occur. Material weaknesses existed with INTAC's internal control over financial reporting, and may exist with our internal control over financial reporting. Internal control over financial reporting and disclosure controls and procedures, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objective will be met.

        INTAC made evaluations of its internal control over financial reporting and its disclosure controls and procedures, which included a review of the objectives, design, implementation and effect of the controls and information generated for use in INTAC's periodic reports. In the course of INTAC's controls evaluation, it sought to identify data errors, control problems and to confirm that appropriate corrective action, including process improvements, were being undertaken. This type of evaluation was conducted on a quarterly basis so that the conclusions concerning the effectiveness of INTAC's controls could be reported in INTAC's periodic reports.

        INTAC management assessed the effectiveness of INTAC's internal control over financial reporting as of September 30, 2005 and that assessment identified the following material weaknesses in INTAC's internal control over financial reporting:

  1.
  Deficiencies existed in its information technology ("IT") environment due to inadequate procedures and controls which, when considered in the aggregate, constituted a material weakness over financial reporting. These deficiencies included: general design deficiencies that were not risk based, IT entity level controls, general computer controls, spreadsheet controls, segregation of duties controls, and physical security controls.

  2.
  Deficiencies existed in the lack of certain established policies and procedures including the areas of expense and accounts payable accruals, and capitalization of software development costs, which constituted material weaknesses over financial reporting. INTAC did not have adequate procedures and controls to ensure that: (i) expense reimbursements and accounts payable accrual policies were being consistently followed and the review by INTAC management was being evidenced, and (ii) software development costs were being properly recorded and the review by INTAC management was being evidenced.

  3.
  Deficiencies existed in INTAC Deutschland GmbH, INTAC's Germany subsidiary, in relation to certain key financial cycles, including financial reporting, inventory, revenue and expenses; however, remediation efforts were successfully completed and controls established as of September 30, 2005. INTAC management was successful in testing these newly established controls; however, these controls were in place for only one month prior to year end. Due to having only one month of activity to test these controls, INTAC management was unable to conclude as to the effectiveness of these controls, and thus considered these controls a material weakness over financial reporting.

        In making its assessment of internal control over financial reporting, INTAC management used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Because of the material weaknesses described above, INTAC management believed that, as of September 30, 2005, INTAC's internal control over financial reporting was not effective based on those criteria.

        Since the discovery of the material weaknesses in internal controls described above, INTAC management took various actions to improve INTAC's internal controls including, but not limited to the following:

  1.
  Remediation efforts were initiated within INTAC's information technology "IT" area to address the design deficiencies discovered during testing. INTAC engaged an outside consulting firm to help it implement controls and procedures required to address the deficiencies noted as of September 30, 2005.

  2.
  INTAC management developed new policies and procedures and reviewed existing policies and procedures in the areas of expense and accounts payable accruals and capitalization of software development costs.

  3.
  INTAC management believed that effective controls had been implemented at its German subsidiary due to successful remediation efforts and testing in fiscal 2005.

        These weaknesses described above were resolved as of March 31, 2006.

        INTAC management also assessed the effectiveness of INTAC's internal control over financial reporting as of September 30, 2006 and that assessment identified the following material weaknesses (which were resolved as of March 31, 2007) in INTAC's internal control over financial reporting:

  1.
  Deficiencies existed in its IT environment due to inadequate physical security controls around physical access to the accounting server in the Beijing location. Since then, this has been remediated and the server has been located to a more restricted and secured area.

  2.
  Deficiencies existed in its IT environment due to backup media not being stored offsite even though it was stored in a fireproof safe at the Beijing location. Since then, this has been remediated by storing the backup media off site.

  3.
  Deficiencies existed in maintaining adequate controls on certain key spreadsheets used by INTAC in its consolidation process. Since then, INTAC has added spreadsheet controls including access controls such as password protection to remediate these deficiencies.

        A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be satisfied. Internal control over financial reporting and disclosure controls and procedures are designed to give a reasonable assurance that they are effective to achieve their objectives. We cannot provide absolute assurance that all of our possible future control issues will be detected. These inherent limitations include the real world possibility that judgments in our decision making can be faulty, and that isolated breakdowns can occur because of simple human error or mistake. The design of our system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed absolutely in achieving our stated goals under all potential future or unforeseeable conditions. Because of the inherent limitations in a cost effective control system, misstatements due to error could occur and not be detected.

        We may have additional tax liabilities if tax positions we have taken in prior years are challenged.

        We and our subsidiaries are subject to taxes in the United States and various foreign jurisdictions. We believed that our tax returns appropriately reflected our tax liability when those tax returns were filed. However, our tax positions may be challenged by the applicable tax authorities. Any successful challenge to one or more of our prior tax positions could result in a material tax liability to us or to one or more of our subsidiaries, including INTAC, for one or more prior years.

        The state of the telecommunications and Internet infrastructure in China and Brazil may limit our growth.

        We rely on the Internet for certain aspects of our business, including the publication of content online and our Internet portals. The telecommunications and Internet infrastructures in China and Brazil are not well developed and are subject to regulatory control and, in the case of China, ownership by the Chinese government. The cost of Internet access is high relative to the average income in China. Failure to further develop these infrastructures could limit our ability to grow. Alternatively, as these infrastructures improve and Internet use increases, we may not be able to scale our systems proportionately. Our reliance on these infrastructures will make us vulnerable to disruptions or failures in service, without sufficient access to alternative networks and services. Such disruptions or failures could reduce our user satisfaction. Should these risks be realized, our ability to increase revenues and profitability would be impaired.

        Our operations are vulnerable to natural disasters and other events, as we have only limited backup systems and do not maintain any backup servers outside of China.

        We have limited backup systems and could experience system failures and electrical outages from time to time in the future, which could disrupt our operations. All of our servers and routers are currently hosted in a single location. We do not maintain any back up servers outside of Beijing, and do not have a disaster recovery plan in the event of damage from fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break ins and similar events. If any of the foregoing occurs, we may experience a complete system shutdown. We do not carry any business interruption insurance. To improve the performance and to prevent disruption of our services, we may have to make substantial investments to deploy additional servers or one or more copies of its websites to mirror its online resources. Although we carry property insurance with low coverage limits, our coverage may not be adequate to compensate us for all losses, particularly with respect to loss of business and reputation that may occur.

        Our network operations may be vulnerable to hacking, viruses and other disruptions, which may make our products and services less attractive and reliable.

        Internet usage could decline if any well publicized compromise of our security occurs. "Hacking" involves efforts to gain unauthorized access to information or systems or to cause intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment. Hackers, if successful, could misappropriate proprietary information or cause disruptions in our service. We may be required to expend capital and other resources to protect our website against hackers. We cannot assure you that any measures we may take will be effective. In addition, the inadvertent transmission of computer viruses could expose us to a material risk of loss or litigation and possible liability, as well as materially damage our reputation and decrease our user traffic.

        Unauthorized use of our intellectual property by third parties, and the expenses incurred in protecting our intellectual property rights, may adversely affect our business.

        We regard our copyrights, service marks, trademarks, trade secrets and other intellectual property as critical to our success. Unauthorized use of our intellectual property by third parties may adversely affect our business and reputation. We rely on trademark and copyright law, trade secret protection and confidentiality agreements with our employees, customers, business partners and others to protect our intellectual property rights. Despite our precautions, it may be possible for third parties to obtain and use our intellectual property without authorization. Furthermore, the validity, enforceability and scope of protection of intellectual property in Internet related industries are uncertain and still evolving. In particular, the laws of the PRC, Brazil and certain other countries are uncertain or do not protect intellectual property rights to the same extent as do the laws of the United States. Moreover, litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Future litigation could result in substantial costs and diversion of resources.

        We may be subject to intellectual property infringement claims, which may force us to incur substantial legal expenses and, if determined adversely against us, materially disrupt our business.

        We cannot be certain that our products and services will not infringe valid patents, copyrights or other intellectual property rights held by third parties. We may in the future be subject to legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of our business. In particular, if we are found to have violated the intellectual property rights of others, we may be enjoined from using such intellectual property, and may incur licensing fees or be forced to develop alternatives. We may incur substantial expenses in defending against these third party infringement claims, regardless of their merit. Successful infringement claims against us may result in substantial monetary liability or may materially disrupt the conduct of our business.

        Our sublicensed content is subject to the terms and conditions of agreements between HSW and third parties.

        Under the terms of the contribution agreements, HSW transferred and contributed to us all rights, but only those rights, which belong to and are held by HSW pursuant to third party licenses. Some of those licenses, including HSW's licenses with Publications International, Inc. (including the licenses for Consumer Guide and Mobile Travel Guide) contain restrictions on the use of such content and termination provisions for breaches of the license agreements. Accordingly, a breach of any third party license by HSW may cause us to lose our license with such third party, which could have a material adverse effect on the implementation of our business plan, value of our content offering and results of our operations.

        A slowdown or other adverse developments in the PRC economy may materially and adversely affect our customers, demand for our services and our business.

        Initially, substantially all of our operations will be conducted in China and a significant amount of its growth in revenues will be generated from providing career development and training services for customers in China, including the government. Although the PRC economy and government spending on education have grown significantly in recent years, we cannot assure you that such growth will continue. Career development and training services businesses are all relatively new industries in China, and we may be sensitive to a slowdown in economic growth or other adverse changes in the PRC economy. In response to adverse economic developments, employers might hire fewer permanent employees, engage in hiring freezes, lay off employees, or reduce spending on marketing and the PRC government might reduce spending on education. As a result, a slowdown in overall economic growth, an economic downturn or recession or other adverse economic developments in China may materially reduce the demand for our services and materially and adversely affect our business.

        PRC laws and regulations related to the PRC Internet sector are unclear and will likely change in the near future. If we are found to be in violation of current or future PRC laws or regulations, we could be subject to severe penalties.

        The PRC regulates its Internet sector by making pronouncements or enacting regulations regarding the legality of foreign investment in the PRC Internet sector and the existence and enforcement of content restrictions on the Internet. We believe that our current ownership structure complies with all existing PRC laws, rules and regulations. There are, however, substantial uncertainties regarding the interpretation of current PRC Internet laws and regulations. Accordingly, it is possible that the PRC government will ultimately take a view contrary to ours.

        Issues, risks and uncertainties relating to PRC government regulation of the PRC Internet sector include the following:

        The PRC enacted regulations applying to Internet related services and telecom related activities. While many aspects of these regulations remain unclear, they purport to limit and require licensing of various aspects of the provision of Internet information services. If these regulations are interpreted to be inconsistent with our ownership structure, our business will be severely impaired.

        Under the agreement reached in November 1999 between the PRC and the United States concerning the United States' support of China's entry into the World Trade Organization, or the WTO, foreign investment in PRC Internet services will be liberalized to allow for 30% foreign ownership in key telecommunication services, including PRC Internet ventures, for the first year after China's entry into the WTO, 49% in the second year and 50% thereafter. China officially entered the WTO on December 11, 2001. However, the implementation of China's WTO accession agreements is still subject to various conditions.

        The Ministry of Information Industry, or the MII, has also stated that the activities of Internet content providers are subject to regulation by various PRC government authorities, depending on the specific activities conducted by the Internet content provider. Various government authorities have stated publicly that they are in the process of preparing new laws and regulations that will govern these activities. The areas of regulation currently include online advertising, online news reporting, online publishing, online securities trading and the provision of industry specific (e.g., drug related) information over the Internet. Other aspects of our online operations may be subject to regulation in the future.

        The interpretation and application of existing PRC laws and regulations, the stated positions of the MII and the possible new laws or regulations have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, PRC Internet companies, including us.

        Accordingly, it is possible that the relevant PRC authorities could, at any time, assert that any portion or all of our ownership structure and business violate existing or future PRC laws, regulations or policies. It is also possible that the new laws or regulations governing the PRC Internet sector that have been adopted or may be adopted in the future will prohibit or restrict foreign investment in, or other aspects of, any of our proposed businesses and operations. In addition, these new laws and regulations may be retroactively applied to us.

        If we are found to be in violation of any existing or future PRC laws or regulations, the relevant PRC authorities would have broad discretion in dealing with such violation, including, without limitation, the following:

  •
  levying fines;

  •
  confiscating our income;

  •
  revoking our business license;

  •
  shutting down our servers and/or blocking our websites;

  •
  requiring us to restructure our ownership structure or operations; and

  •
  requiring us to discontinue any portion or all of our Internet business.

        Any of these actions could have a material adverse effect on our financial condition and results of operations.

        The online advertising markets in China and Brazil are still developing, and present risk to our revenues to be generated from our online publishing business using the contributed assets.

        Our online publishing businesses in China and Brazil are expected to derive significant revenue from online advertisements. The online advertising markets in China and Brazil are still developing, and future growth and expansion of such is uncertain. If these online advertising markets do not grow at expected rates, our results of operations and financial condition will be materially adversely affected.

        Our international operations will subject us to other significant risks.

        Our international operations will expose us to a wide variety of other risks including increased credit risks, customs duties, import quotas and other trade restrictions, potentially greater inflationary pressures, the risk of failure or material interruption of wireless systems and services. Changes may occur in foreign trade and investment laws in the territories and countries where we will operate. U.S. laws and regulations relating to investment and trade in foreign countries could also change to our detriment. Any of these factors could materially and adversely affect our revenues and profits. We will be subject to risk of political instability and trade sanctions within China.

        China has traditionally been a closed market with strict political controls. As China shifts to a market economy, growing economic and social freedoms may conflict with the more restrictive political and governmental policies. In addition, democratic countries throughout the world have, from time to time, attempted to use economic and other sanctions to achieve political or social change in other countries. In addition, the Chinese government has insisted that Taiwan is part of China and, from time to time, has threatened military action in the region when Taiwanese independence has been asserted. Each of these factors could result in economic sanctions, economic instability, the disruption of trading and war within China and the Asia Pacific Rim, any of which could result in our inability to conduct business operations in China. Because a substantial majority of our business is currently within China, the disruption of distribution channels into China would have material and adverse consequences to our business.

        In the past, the Brazilian government has intervened in the Brazilian economy and occasionally made drastic changes in economic policy. The Brazilian government's actions to control inflation and affect other policies have included high interest rates, wage and price controls, currency devaluations, capital controls and limits on exports, among other actions. Our business, financial condition, revenues, results of operations, prospects and the market price of our securities may be adversely affected by changes in Brazilian government policies, as well as general economic factors, including:

  •
  currency fluctuations;

  •
  exchange controls and restrictions on remittances abroad, such as those that were briefly imposed on such remittances (including dividends) in 1989 and in the beginning of 1990;

  •
  inflation;

  •
  price instability;

  •
  energy policy;

  •
  interest rate increases;

  •
  liquidity of domestic capital and lending markets;

  •
  changes in tax policy; and

  •
  other political, domestic, social and economic developments in or affecting Brazil.

        Also, the President of Brazil has considerable power to determine governmental policies and actions that relate to the Brazilian economy and, consequently, affect the operations and financial performance of businesses operating in Brazil. We will have no control over, and cannot predict, what policies or actions the Brazilian government may take in the future.

        Further risks relating to international operations include, but are not restricted to, unexpected changes in legal and regulatory requirements, changes in tariffs, exchange rates and other barriers, political and economic instability, possible effects of war and acts of terrorism, difficulties in account receivable collection, difficulties in managing distributors or representatives, difficulties in staffing and managing international operations, difficulties in protecting our intellectual property overseas, seasonality of sales and potentially adverse tax consequences. Any of these factors could materially and adversely affect our revenues and profits.

        Restrictions on currency exchange may limit our ability to utilize our revenues effectively.

        Some of our revenues and operating expenses will be denominated in Chinese Renminbi. Currently, we may purchase foreign exchange for settlement of "current account transactions" without the approval of the State Administration for Foreign Exchange, or SAFE. We may also retain foreign exchange in our current account (subject to a ceiling approved by the SAFE) to satisfy foreign exchange liabilities or to pay dividends. However, the relevant PRC governmental authorities may limit or eliminate our ability to purchase and retain foreign currencies in the future.

        Additionally, some of our revenues and operating expenses may be denominated in Brazilian Reais. Brazilian law allows the Brazilian government to impose restrictions on the conversion of the Real into foreign currencies and on the remittance to foreign investors of proceeds from their investments in Brazil. The government may impose such restrictions whenever there is a serious imbalance in Brazil's balance of payments or there are reasons to foresee a serious imbalance. The Brazilian government last imposed remittance restrictions for approximately six months in 1989 and early 1990. The likelihood that the Brazilian government would impose such restrictions again may depend on the extent of Brazil's foreign currency reserves, the availability of foreign currency in the foreign exchange markets on the date a payment is due, the size of Brazil's debt service burden relative to the economy as a whole, Brazil's policy toward the International Monetary Fund and other factors.

        Since a significant amount of our revenues will be denominated in Renminbi, existing and future restrictions on the exchange of Renminbi to other currencies may limit our ability to use revenue generated in Renminbi to fund our business activities outside China, if any, or expenditures denominated in foreign currencies. Similarly, in the event that a significant amount of our revenues will be denominated in Reais, any future restrictions on the exchange of Reais for other currencies or the remittance to foreign investors of proceeds from their investments in Brazil may limit our ability to use revenue generated in Reais to fund our business activities outside Brazil, or expenditures denominated in foreign currencies.

        We will be subject to risks of currency fluctuations and exchange restrictions.

        Currency fluctuations, devaluations and exchange restrictions may adversely affect our liquidity and results of operations. In some countries, local currencies may not be readily converted into Euros or U.S. dollars (or other "hard currencies") or may only be converted at government controlled rates, and, in some countries, the transfer of hard currencies offshore has been restricted from time to time. Very limited hedging transactions are available in China to reduce its exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to successfully hedge our exposure, if at all. Our revenues as expressed in its U.S. dollar financial statements will decline in value if Renminbi depreciates relative to the U.S. dollar. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into U.S. dollars or by Brazilian exchange control regulations that restrict our ability to convert Reais into U.S. dollars.

        Regulation and censorship of information collection and distribution in China may adversely affect our business.

        China has enacted regulations governing Internet access and the distribution of news and other information. Furthermore, the Propaganda Department of the Chinese Communist Party has been given the responsibility to censor news published in China to ensure, supervise and control a particular political ideology. In addition, the MII has published implementing regulations that subject online information providers to potential liability for content included on their portals and the actions of subscribers and others using their systems, including liability for violation of PRC laws prohibiting the distribution of content deemed to be socially destabilizing. Because many PRC laws, regulations and legal requirements with regard to the Internet are relatively new and untested, their interpretation and enforcement may involve significant uncertainty. In addition, the PRC legal system is a civil law system in which decided legal cases have limited binding force as legal precedents. As a result, in many cases it is difficult to determine the type of content that may result in liability for a website operator.

        Periodically, the Ministry of Public Security has stopped the distribution over the Internet of information which it believes to be socially destabilizing. The Ministry of Public Security has the authority to cause any local Internet service provider to block any website maintained outside China at its sole discretion. If the PRC government were to take action to limit or eliminate the distribution of information through our portals or to limit or regulate current or future applications available to users of our portals, our business would be adversely affected.

        The State Secrecy Bureau, which is directly responsible for the protection of state secrets of all PRC government and Chinese Communist Party organizations, is authorized to block any website it deems to be leaking state secrets or failing to meet the relevant regulations relating to the protection of state secrets in the distribution of online information. Under the applicable regulations, we may be held liable for any content transmitted on our portal. Furthermore, where the transmitted content clearly violates the laws of the PRC, we will be required to delete it, and where the transmitted content is considered suspicious, we are required to report such content. We must also undergo computer security inspections, and if we fail to implement the relevant safeguards against security breaches, our operations in the PRC may be shut down.

        Although the PRC has several laws and regulations relating to the use of the Internet, addressing personal privacy in use of the Internet and the freedom of communications, the PRC government does not restrict online service providers in the collection, transmission and commercial use of personal information or data. Personal data is protected from unlawful use by general statutes and by any contractual arrangement between the user and the service provider.

        Since spring of 2005, the National People's Congress and the State Council have begun legislative review of a draft Law for Protection of Personal Information which provides a wider scope of information protection than that required to merely protect the personal privacy of a citizen. Cellular phone number, home address, medical files and occupational information will all be protected. The draft further provides that usage of such personal information by service providers (excluding the national security authority, research institutions, and news agency) shall be subject to the prior authorization of each individual and violation under this law could result in administrative, civil, and be even criminal liabilities. If regulations are adopted addressing the collection, transmission and commercial use of personal information or data, we could be subject to these penalties, certain aspects of its business plan may no longer be viable and its business would thus be adversely affected.

        Potential additional Chinese regulation could affect our business in China.

        The Ministry of Information Industry, the Chinese governmental agency which regulates the internet in China, has promulgated a directive providing that online videos can only be broadcast or streamed by state-owned or controlled companies. This directive is scheduled to go into effect on January 31, 2008. If such directive does go into effect, the Company's Chinese website would not be permitted to display online videos, which could have a material effect on the content provided on such website.

        Political and economic policies of the PRC government could affect our business.

        A significant portion of our business, assets and operations will be located in China and a significant portion of our revenues are expected to be derived from our operations in China. Accordingly, our business could be adversely affected by changes in political, economic or social conditions in China, adjustments in PRC government policies or changes in laws and regulations.

        The economy of China differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development in a number of respects, including:

  •
  structure;

  •
  level of government involvement;

  •
  level of development;

  •
  level of capital reinvestment;

  •
  growth rate;

  •
  control of foreign exchange; and

  •
  methods of allocating resources.

        Since 1949, China has been primarily a planned economy subject to a system of macroeconomic management. Although the Chinese government still owns a significant portion of the productive assets in China, economic reform policies since the late 1970s have emphasized decentralization, autonomous enterprises and the utilization of market mechanisms. We cannot predict what effects the economic reform and macroeconomic measures adopted by the Chinese government may have on our business or results of operations.

        The PRC legal system embodies uncertainties which could limit the legal protections available to us.

        The PRC legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. We are subject to laws and regulations applicable to foreign investment in mainland China. However, these laws, regulations and legal requirements are relatively recent, and their interpretation and enforcement involve uncertainties. These uncertainties could limit the legal protections available to us and other foreign investors. In addition, we cannot predict the effect of future developments in the PRC legal system, particularly with regard to the Internet, our ownership structure and currency exchange, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws.

        It may be difficult to enforce any civil judgments against us or our board of directors or officers, because most of our assets are located outside of the United States.

        Although the combined company is incorporated in the State of Delaware, substantially all of its assets are located in the PRC. As a result, it may be difficult for investors to enforce outside the United States any actions brought against us in the United States, including actions predicated upon the civil liability provisions of the federal securities laws of the United States or of the securities laws of any state of the United States. In addition, certain of our directors and officers and all or a substantial portion of their assets may be located outside the United States (principally in the PRC). As a result, it may not be possible for investors to effect service of process within the United States upon those directors and officers, or to enforce against them or us judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States or of the securities laws of any state of the United States. There is doubt as to the enforceability in the PRC, in original actions or in actions for enforcement of judgments of United States courts, of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any state of the United States.

        If we are not able to attract and retain key management and consultants, we may not successfully integrate the contributed assets into our historical business or achieve our other business objectives.

        We will depend upon our senior management and consultants for its business success. Key members of the senior team will include Wei Zhou, INTAC's chief executive officer, and Jeff Arnold, a consultant and our current chairman. INTAC's employment agreement with Mr. Zhou, dated October 16, 2001, which continues in effect, had an initial term of three years and automatically renews for successive one-year terms thereafter. Mr. Zhou may also terminate his employment agreement at any time effective upon thirty days notice to the board of directors. Mr. Zhou may also be directly involved in the management of the distribution business as Chief Executive Officer of Cyber. This may impact his availability with respect to his duties as Chief Executive Officer of INTAC. In addition, our consulting agreement with Mr. Arnold has a term of only two years and is non-exclusive. The loss of the service of any of the key members of our senior management may significantly delay or prevent the integration of the contributed assets and other business objectives. Our ability to attract and retain qualified personnel, consultants and advisors will be critical to our success. It may be unable to attract and retain these individuals, and our failure to do so would adversely affect our business.

        The concentration of our stock ownership will likely limit your ability to influence corporate matters.

        HSW and Mr. Zhou together beneficially own a majority of our outstanding common stock and entered into a stockholders agreement. The stockholders agreement entitles HSW and Mr. Zhou the right to designate nominees to our board of directors, and each of HSW and Mr. Zhou has agreed to vote all shares of our common stock held by them in favor of the election of their designated directors. However, Mr. Zhou's board designation rights terminated on October 2, 2007, when he gifted 3,950,000 INTAC shares, which lowered his ownership in HSW International to less than 10% on a fully diluted basis. Furthermore, Jeffrey Arnold, our current chairman of the board, is the Chief Executive Officer and Chairman of HSW. As a result, HSW has the ability to influence our management and affairs and determine the outcome of matters submitted to stockholders for approval, including the election and removal of directors, amendments to the charter, approval of equity-based employee compensation plans and any merger, consolidation or sale of all or substantially all of our assets.

        The concentration of our stock ownership, as well as our Amended and Restated Certificate of Incorporation, Amended and Restated Bylaws, stockholders agreement and Delaware law contain provisions that may make our acquisition more difficult without the approval of our board of directors, which could discourage, delay or prevent a transaction involving our change of control.

        HSW and Wei Zhou beneficially own in the aggregate a majority of our outstanding shares of common stock. As a result, it will be difficult for our other stockholders to approve a takeover of us without the cooperation of HSW and Mr. Zhou.

        Furthermore, our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws contain certain anti-takeover provisions, including but not limited to the following provisions:

  •
  only our board of directors may call special meetings of our stockholders;

  •
  our stockholders may take action only at a meeting of our stockholders and not by written consent;

  •
  we have authorized undesignated preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval; and

  •
  we require advance notice for stockholder proposals of not less than 60 nor more than 90 days prior to a meeting at which stockholder proposals may be introduced.

        In addition, the stockholders agreement gives HSW and Mr. Zhou the right to designate nominees to our board of directors (although Mr. Zhou's board rights have terminated), and each of HSW and Mr. Zhou has agreed to vote all shares of the our common stock held by them in favor of the election of their designated directors.

        These anti-takeover defenses could discourage, delay or prevent a transaction involving a change of control of us. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to cause us to take other corporate actions you may desire.

        Section 203 of the Delaware General Corporation Law may also delay, defer or prevent a change in control that our stockholders might consider to be in their best interest. We are subject to Section 203 of the Delaware General Corporation Law which, subject to certain exceptions, prohibits "business combinations" between a publicly-held Delaware corporation and an "interested stockholder," which is generally defined as a stockholder who becomes a beneficial owner of 15% or more of a Delaware corporation's voting stock for a three-year period following the date that such stockholder became an interested stockholder. Section 203 could have the effect of delaying, deferring or preventing a change in control of us that its stockholders might consider to be in their best interest.

USE OF PROCEEDS

        We will not receive any proceeds from the sale of the shares of common stock by the selling stockholders.

DILUTION

        Since this offering is being made solely by the selling stockholders and none of the proceeds will be paid to us, our net tangible book value per share will not be affected by this offering.

SELLING STOCKHOLDERS

        This prospectus covers shares that are to be acquired in private transactions from HSW International and a subsidiary of HSW International exempt from registration under the Securities Act by persons reasonably believed to be "qualified institutional buyers" as defined by Rule 144A under the Securities Act (referred to in this prospectus as the European investors). The closing of the European investors stock purchase will occur on the eleventh trading day after the SEC declares this registration statement effective.

        Three of the European investors have agreed to purchase an aggregate of $21 million of our common stock and one of the European investors has agreed to purchase 900,000 shares of our common stock for a price per share equal to the lower of (i) $6.57 and (ii) 90% of the 10 day trading volume weighted average price of our common stock for the 10 trading days after this registration statement is declared effective. The purchase price of one investor will be subject to further adjustment such that if the per share purchase price calculated is greater than the highest trading price of our common stock on the closing date of the purchase, then the per share purchase price will be adjusted to be such highest trading price. As part of the European investors stock purchase, we have filed a shelf registration statement (of which this prospectus forms a part) covering the resale of the shares to be purchased by European investors.

        One of the European Investors, Brompton Cross Master Fund Ltd., has informed the company that it has been closed for investment effective December 31, 2007. Such fund is obligated to purchase $2.5 million of the Company's common stock. The sponsor of Brompton Cross funds has informed the Company that it intends to seek to place the investment in another of its sponsored investment funds. There cannot be, however, any assurance that such investment by a Brompton Cross fund will be consummated. If such purchase is not consummated, the gross proceeds by the Company to the European Investors would decrease by a total of $2.5 million and the shares of common stock that such investors would have purchased will not be available for resale pursuant to the prospectus.

        The European investors stock purchase agreements may be terminated at any time (i) by any of the parties in the event that any governmental order restraining, enjoining or otherwise prohibiting the transactions contemplated by the European investors stock purchase agreements has become final and nonappealable, (ii) by mutual written consent of us and the European investors or (iii) by us if the purchase price is less than $5.00.

        The following table presents information regarding the selling stockholders. The table includes:

  •
  The name of each selling stockholder;

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  The nature of any material relationship within the last three years between any selling stockholder and us based on information currently available to us;

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  The number of shares of our common stock beneficially owned by each selling stockholder prior to this offering;

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  The number of shares of our common stock offered hereunder by each selling stockholder; and

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  The number and percent of shares of our common stock beneficially owned by each selling stockholder after the offering is complete. This calculation assumes that all shares are sold pursuant to this offering and that no other shares of common stock are acquired or disposed of by the selling stockholders prior to the termination of this offering.

        Each of the selling stockholders is offering for sale with this prospectus up to the number of shares listed below subject to the limitations described in the section of this prospectus entitled "Plan of Distribution."

Name	Shares of common stock Beneficially Owned Before the Offering	Shares of common stock Registered in this Offering	footnote	Shares of common stock Owned After Offering	Percentage of Outstanding common stock Beneficially Owned After the Offering
DWS Finanz-Service GmbH	6,352,123	4,135,000	(1)	2,017,123	3.8%
Deka Investment GmbH	646,000	646,000	(2)	0	*
Brompton Cross Master Fund, Ltd.	869,004	646,000	(3)	223,004	*
Nordinvest	900,000	900,000	(4)	0	*

TOTAL	8,767,127	6,327,000		2,240,127

(1)
DWS Finanz-Service GmbH is acting on behalf of the sub-fund DWS Invest BRIC Plus of the DWS Invest SICAV. Kloms Koldmorgan and Thomas Gerholt are the managing directors of DWS Finanz-Service GmbH and are deemed to share voting and dispositive power of the shares held by this selling stockholder. Also includes 2,017,123 shares of our common stock beneficially owned by Deutsche Bank Aktlengesellschaft, an affiliate of DWS Finanz-Service GmbH, and which represented 8.8% of INTAC's common stock prior to the merger.

(2)
Michael Beyer-Enke is the senior portfolio manager of Deka Investment GmbH and is deemed to have voting and dispositive power of the shares held by this selling stockholder.

(3)
SM Storm Boswick and Edward Harrison are the general partners of Brompton Cross Master Fund, Ltd. and are deemed to have voting and dispositive power of the shares held by this selling stockholder.

(4)
Kuhnwaldt is the Managing Director of Nordinvest and is deemed to have voting and dispositive power of the shares held by this selling stockholder.

        The number of shares offered pursuant to this prospectus by the selling stockholders could increase or decrease depending upon the average of the closing price of the HSW International common stock on the ten (10) trading days following the date of this prospectus.

PLAN OF DISTRIBUTION

        We are registering the shares on behalf of the selling stockholders. We will keep this prospectus effective until the earlier of (i) two years from the date of the issuance of the shares to selling stockholders, or (ii) such time that all of the shares have been sold pursuant to the prospectus or Rule 144 under the Securities Act or any other rule of similar effect. In the event that the two year holding period under Rule 144(k) is shortened, the period of effectiveness will also decrease in a like amount of time. As used in this prospectus, the term "selling stockholders" includes the pledgees, donees, transferees or other successors-in-interest selling shares received after the date of this prospectus from a named selling stockholder as a gift, pledge, partnership distribution or other non-sale related transfer. The selling stockholders may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

  •
  ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
  •
  block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
  •
  purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
  •
  an exchange distribution in accordance with the rules of the applicable exchange;
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  privately negotiated transactions;
  •
  short sales;
  •
  broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;
  •
  a combination of any such methods of sale; and
  •
  any other method permitted pursuant to applicable law.

        The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus. Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Any profits on the resale of shares of common stock by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by a selling stockholder. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on that person under the Securities Act.

        The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus after we have filed a supplement to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 supplementing or amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

        The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus and may sell the shares of common stock from time to time under this prospectus after we have filed a supplement to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 supplementing or amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders and any broker-dealers or agents that are involved in selling the shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. We are required to pay all fees and expenses incident to the registration of the shares of common stock. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

        The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares of common stock, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of shares of common stock by any selling stockholder. If we are notified by any selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares of common stock, if required, we will file a supplement to this prospectus. If the selling stockholders use this prospectus for any sale of the shares of common stock, they will be subject to the prospectus delivery requirements of the Securities Act.

        The anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934 may apply to sales of our common stock and activities of the selling stockholders.

LEGAL PROCEEDINGS

        In the ordinary course of business, we may become subject to additional litigation and claims on various matters. It is possible that we will not prevail in all cases. However, based on anticipated adverse final determination of these litigations and claims, we do not believe that such litigation and claims would have a material adverse effect on our financial condition.

BUSINESS

HSW International

        HSW International was formed on March 14, 2006. On October 2, 2007, we completed a merger and related transactions pursuant to which: (i) HSW International Merger Corporation (referred to in this prospectus as merger sub), a wholly owned subsidiary of HSW International was merged with INTAC with INTAC surviving as a wholly owned subsidiary of HSW International (referred to in this prospectus as the merger); (ii) HSW contributed to HSW International, in exchange for our common stock, exclusive digital publishing rights to HSW's content for the countries of China and Brazil as translated into the languages of China and Brazil as set forth in more detail below (referred to in this prospectus as the contribution); and (iii) certain investors, including the Selling Stockholders, purchased or agreed to purchase shares of our common stock having an aggregate value of approximately $47 million (referred to in this prospectus as the equity financing, and together with the contribution, the related transactions).

        Pursuant to the contribution, HSW contributed certain licensed and sublicensed content (referred to in this prospectus collectively as the content) to HSW International in exchange for shares of our common stock by granting to us a perpetual, royalty-free exclusive license in (i) the People's Republic of China (referred to in this prospectus as the PRC), the Hong Kong Special Administrative Region, the Macao Special Administrative Region and Taiwan and (ii) Brazil ((i) and (ii) collectively, the territories) to the content, which specifically consist of the right to render Chinese and Portuguese translations of, the right to publish or use any or all actual renderings in the Chinese and Portuguese languages (referred to in this prospectus as the translation languages) and all such actual renderings, of such licensed and sublicensed content, including derivative works, solely in digital and/or electronic form, in the territories.

        HSW also granted to us a limited, exclusive license in the territories to (i) use the content solely for purposes of translating it into the translation languages; and (ii) use limited excerpts of the licensed content translated into the translation languages in print format with limited distribution to businesses solely for purposes of marketing, business development, financings and other similar legitimate business purposes, provided that any such limited print excerpts are not distributed publicly.

        HSW also granted to us the same license rights as those granted above with respect to any updates to the content in exchange for a fee equal to: (i) one percent per territory of HSW's fully allocated costs directly attributable to producing the updates purchased by us and (ii) HSW's actual cost in transferring the purchased updates to us, plus (iii) five percent of (i) and (ii) above. Sublicensed content restrictions, ownership rights and termination rights are the same as those granted pursuant to the contribution agreements.

        Upon our written request, HSW will also provide the following services to us or Intac International Management Consultancy (Beijing) Co., Ltd., a wholly owned subsidiary of INTAC: (i) translating the content into the translation languages; (ii) designing and developing our Internet sites for the territories; (iii) providing the technology for establishing, operation and use of such Internet sites; (iv) providing support and consulting concerning the hosting, operation and display of such Internet sites; (v) securing the registration and maintaining the domain names for such Internet sites; and (vi) providing other services reasonably agreed to by HSW and us as may be necessary to develop, operate and maintain such Internet sites. We will pay HSW a fee equal to HSW's fully allocated costs in providing the services. As a result of the HSW and Discovery merger, HSW International will no longer have the right to request these services, but instead will have access to the software code for HSW's publishing platform at no additional cost.

        We also have the option to acquire from HSW the exclusive digital publishing rights for the content in India and Russia on the same terms and conditions as those with respect to China and Brazil. We have the right to exercise this option until April 12, 2009; provided, however it cannot be exercised for so long as the issuance of securities in connection with such exercise would result in HSW's ownership of HSW International, directly or indirectly, exceeding 50%; provided further that the option shall be extended for any time period during which it cannot be exercised in accordance with the foregoing. HSW International's right of first refusal relating to the distribution of HSW content in territories outside the United States other than in China, Brazil, India and Russia has been terminated.

        The merger and related transactions were consummated pursuant to a merger agreement dated April 20, 2006, as amended January 29, 2007, by and among INTAC, HSW, HSW International and merger sub.

        Contemporaneously with the merger, INTAC, INTAC International Holdings Limited ("INTAC Holdings"), a wholly-owned subsidiary of INTAC, and INTAC (Tianjin) International Trading Company, a wholly owned subsidiary of INTAC Holdings ("INTAC Trading"), sold all of the issued and outstanding shares of Global Creative International Limited, INTAC Telecommunications Limited, INTAC Deutschland GmbH and FUTAC Group Limited, each a wholly owned subsidiary of INTAC Holdings ("distribution companies") to Cyber Proof Investments Ltd. ("Cyber"), a corporation controlled by Wei Zhou, INTAC's Chief Executive Officer and President, in exchange for 3 million shares of INTAC common stock held by Mr. Zhou (the "distribution business sale"). The distribution/telecommunications segment of INTAC's business, which consists of the distribution of wireless handset products and the sale of prepaid calling cards, was conducted in whole by these four subsidiaries of INTAC Holdings. In addition, INTAC Trading transferred its rights and control with respect to Beijing INTAC Meidi Technology Development Co., Ltd. to Cyber. The distribution business sale was consummated pursuant to a share purchase agreement dated January 29, 2007.

        In connection with the merger, certain investors (referred to in this prospectus as the American investors) purchased $22.5 million of our common stock, respectively, for a price per share of $6.57, the public announcement price. Based on the public announcement price, 3.4 million shares of our common stock in the aggregate were issued to the American investors. However, this number of shares is subject to adjustment as described in the following paragraph. We entered into a registration rights agreement with the American investors at the closing that requires us to use our best efforts to cause to be filed a shelf registration covering the resale of the shares purchased by the American investors no later than 90 days after the closing of the merger.

        The number of shares issued to American investors is subject to adjustment on the eleventh trading day after the registration statement of which this prospectus is a part is declared effective by the SEC. If the number of shares issued to American investors is less than the number of shares that would have been issued to the American investors based on a purchase price equal to 90% of the 10 day trading volume weighted average price of our common stock for the 10 trading days after this registration statement is declared effective (the shelf purchase price), then we will issue to American investors the difference between the number of shares actually issued and the number of shares that would have been issued if the American investors had purchased their shares for the shelf purchase price.

        In connection with the merger, certain European investors agreed to purchase an aggregate of $21 million of our common stock and one of the European investors has agreed to purchase 900,000 shares of our common stock for a price per share equal to the lower of (i) the public announcement price, and (ii) the shelf purchase price. The purchase price for one of the European investors is subject to further adjustment such that if the per share purchase price calculated is greater than the highest trading price of our common stock on the closing date of the purchase, then the per share purchase price will be adjusted to be such highest trading price.

        As part of the stock purchase, HSW International filed the shelf registration statement of which this prospectus is a part covering the resale of the shares to be purchased by the European investors. The purchase of the HSW International common stock by European investors is conditioned upon the shelf registration statement being declared effective.

Merger of HSW and Discovery Communications, LLC

        Effective December 17, 2007, the merger (the "Merger") of HSW, with a wholly owned subsidiary of Discovery Communications, LLC ("Discovery"), with HSW surviving the Merger, closed. Certain amendments to HSW International agreements were conditions to the closing of the Merger.

  •
  HSW International and HSW entered into an amended and restated Trademark License Option letter agreement setting the licensing fee at 2% of Company net revenue derived from HSW's marks, capped at $100,000 annually for China and Brazil combined. HSW International also has the option to acquire HSW's name and associated trademarks in India and Russia on similar terms.

  •
  The services agreement between HSW International and HSW has been terminated based on HSW International's determination that HSW International is able to perform on its own the services provided by HSW. In connection with such termination, HSW will license to HSW International the software code existing at closing for the HSW's content management platform at no cost.

  •
  The agreement that provides HSW International with the option to acquire digital publishing rights in the local language to HSW content in India and Russia has been amended to provide that such option may be exercised until April 12, 2009; provided, however it cannot be exercised for so long as the issuance of securities in connection with such exercise would result in HSW's ownership of HSW International, directly or indirectly, exceeding 50%; provided further that the option shall be extended for any time period during which it cannot be exercised in accordance with the foregoing. HSW International's right of first refusal relating to the distribution of HSW content in territories outside the United States other than in China, Brazil, India and Russia has been terminated.

  •
  HSW International, HSW and Wei Zhou have entered into a First Amendment to Amended and Restated Stockholders Agreement. HSW will have the right to designate three directors of HSW International (one of whom shall be an independent director), and HSW will have the right to designate the chairperson of the Nominating and Governance Committee. All shares of HSW International owned by HSW in excess of 45% of the outstanding shares of HSW International as of any applicable record date, if any, shall be voted in exact proportion to the vote of HSW International stockholders other than HSW. HSW will have the right to vote in its discretion its shares of HSW International up to and including 45% of the outstanding shares of HSW International as of any applicable record date.

        As a result of the Merger, HSW became a wholly owned subsidiary of Discovery. HSW remains based in Atlanta, Georgia. HSW now own approximately 49.5% of HSW International's outstanding common stock. The Merger does not impact HSW International's publicly traded status, as HSW International remains a separate and publicly traded entity.

        HSW International continues to have a perpetual, fully paid up, royalty-free, sublicensable, exclusive license to the HSW content and brand for Brazil and China (the "Rights"). HSW International also maintains the option for those Rights for India and Russia. As a result of the Merger, Discovery and HSW International intend to enter into an arrangement that will give HSW International digital publishing rights for Brazil and China to Discovery content that has been published on or integrated within the HSW.com website. In addition, if such arrangement is entered into, it will provide that those rights would also be extended to India and Russia if HSW International exercises its option for those countries under the terms of its existing agreement with HSW.

Products and Services

        We have entered the Brazilian publishing market and intend to enter the Chinese online publishing market by leveraging a consistently expanding and proprietary digital content database designed to meet the information needs of the online community. We will do so utilizing the combination of the content from HSW with the relationships, core competencies, and knowledge of the Chinese markets developed by INTAC. We also intend to generate revenue by assembling our own library of digital content (including originally authored content and content that has been acquired from third parties) for our own use and for licensing to various customers, including HSW, in territories outside of our markets.

        Both China and Brazil represent significant, growing markets for our initial online publishing strategy. In addition to offering access to a rapidly expanding Internet audience for online advertisers, Chinese Internet users are already looking for the type of information that we intent to provide. China had 137 million internet users by the end of 2006, an increase of almost 25% over 2005 according to the China Internet Network Information Center (CNNIC). According to CNNIC, "getting information" is among the top two primary purposes for accessing the Internet in China. CNNIC also found that nearly half of all Internet users in China (44%) are either students or teachers and that "studying and browsing knowledge" is the third primary purpose for using the Internet. Zenith Optimedia expects China to be one of the top eight contributors to online advertising expenditure growth by 2008. According to Analysys International, online advertising spending in China totaled $405 million in 2006, and Deutsche Bank has forecasted online advertising spending to be $731 million in 2007 and $1.79 billion in 2008. China's search market is on the rise. In 2005 Chinese search users increased to 97 million and are expected to reach over 200 million by 2010, according to iResearch. iResearch also estimates that by 2010 daily search queries may reach 2.4 billion. E-commerce in China is also expected to show significant growth. According to the Internet Society of China, 2006 E-commerce spending in China was $35.5 billion (second only to the United States). iResearch forecasts that the number of online shoppers in China will increase by 42.3% annually in the following three years.

        In terms of overall Internet usage, Brazil was ranked tenth largest in the world, with over 25.9 million users, according to eTForecasts. comScore Networks found that users over the age of 15 spent an average of 41.2 hours per month online, the seventh largest amount in the world. Additionally, Brazilian Internet use continues to grow at a fast pace: active home Internet usage increased 6.54% in Brazil between February and March 2006, as compared to the worldwide average of 2.16%, according to Neilsen/NetRatings. Reports show that the online advertising market in Brazil is increasing as well. In 2004 and 2005, advertising expenditures in Brazil grew at 26.4% and 39.6%, respectively, the largest growth rates in Latin America, according to Latin Business Chronicle. E-commerce in Brazil is also expected to show significant growth. Forrester Research estimates that the market for e-commerce in Brazil was approximately $2.9 billion in 2005 and will reach $12.8 billion by 2010. In addition, Forrester Research data shows that the number of Brazilian online shoppers is 3.6 million and will grow to 29.5 million by 2010.

        Our initial focus in the online publishing market will be the online publishing of localized, translated Chinese and Brazilian editions of the HSW Internet site, utilizing strategies based on those utilized by HSW, as tailored to the needs of each localized market.

        HSW's Web site, HowStuffWorks.com, offers in-depth, easy-to-understand explanations, expert product reviews, comprehensive buying guides and informational videos, simplifying thousands of topics in the areas of health, science, travel, automotive, electronics, consumer products and many other areas.

        HSW currently offers the following:

  •
  Explanation: In addition to HSW's original library of more than 3,500 explanatory articles about HOW...WORKS, HSW intends to convert thousands of mass-market books and magazines into fully-accessible digital format. HSW is also incorporating informational video footage into its site to complement written content.

  •
  Expert Reviews: HSW's exclusive relationship pertaining to Mobil Travel Guide and Consumer Guide gives HSW access to these publications' in-house experts, who produce thousands of objective, professional reviews helping consumers make better-informed decisions. Mobil Travel Guide has ratings and reviews on more than 8,000 hotels, 7,000 restaurants, 87 spas and 22,000 attractions. Consumer Guide Auto has 250 expert new car reviews and 635 expert used car reviews, while Consumer Guide Products has 1,800 product reviews and 87 buying guides per year with an estimated increase to 2,800 product reviews and 300 guides by 2007.

  •
  Consumer Opinions: HSW has created a dynamic technology platform enabling consumers to produce and publish their own ratings, reviews and opinions within the context of the editorial driven content.

  •
  Price Comparison: In connection with strategic partnerships, HSW offers consumers the ability to compare pricing for a variety of products and travel services. HSW also provides consumers the opportunity to connect directly with online retailers to make purchases.

        We also intend to develop our own content and license and acquire content from third parties that will be tailored to the specific wants and needs of the Chinese and Brazil markets. We further intend to explore opportunities for online publishing in India and Russia, and determine whether to exercise our option to acquire the exclusive publishing rights to HSW content for those countries.

        We have completed the deployment of our internet platform in Brazil and the initial translation of approximately 2,200 articles of content from English to Portuguese. The web sits address is http://hsw.uol.com.br/. We are in the early stages of business development as we continue to develop local marketing strategies and translate additional content. Although initial traffic has been strong evidenced by over 3.0 million monthly page views; de minimus revenue has been earned from inception through the date of this prospectus. We have also entered into a services agreement with a leading web globalization firm to begin translating and localizing our content for the China market.

Sales & Support

        We initially expect to have sales offices in Brazil and China to service advertisers and customers for our anticipated businesses. Development of the office in Brazil is presently underway, and plans are being established for future development in China. Sales for the websites are expected to be conducted through a direct sales force as well as by entering into strategic relationships with companies which can represent advertising inventory.

Marketing

        Our primary business model for our websites is anticipated to be the sale of advertising, sponsorships, and related products and services. By focusing on providing high-quality web properties to end users in Brazil and China, we intend to establish a user base attractive to advertisers. We expect to sell advertising based on the quantity of views delivered to advertisers or the success of various advertising-related metrics.

        We expect that much of our marketing efforts will be in fostering word-of-mouth momentum by providing high-quality products and services and using public relations efforts. Additionally, we anticipate entering into relationships with existing businesses to provide awareness of and traffic to our products and services. We may also engage in advertising designed to inform potential users and customers about our products and services.

Competition

        The online publishing, career development and training and education markets are highly competitive. We expect to encounter significant competition across our business lines and in each market in which we offer our products and services.

        In the online publishing market, our competitors are expected to include national Internet portals in China such as Baidu, NetEase.com, Shanda Interactive Entertainment, Sina, sohu.com and tom.com, and national websites in Brazil such as Terra and UOL, which will compete with us for online advertising revenue and end users.

        Our primary historical competitors in the career development and training and education markets have included universities and private firms offering software and telecommunications related training, several local and national, primarily Chinese firms, some of which offer more complete product lines than us, dedicated job search websites, national Internet portals in China, and other competitors currently engaged in traditional businesses that have started to internally develop or acquire online capabilities.

Intellectual Property

        We intend to rely upon patent, trademark, copyright and trade secret laws in various jurisdictions as well as confidentiality procedures and contractual provisions to protect our proprietary assets and brand. We do not presently own any patent, trademark or copyright registrations, though application procedures have begun for certain of our intellectual property.

        A number of threats exist to our intellectual property rights. Effective intellectual property protection may not be available in every country in which we intend to distribute products and services. Additionally, it may be time consuming and costly for us to protect our intellectual property, and even then such steps may not be sufficient or effective.

Government Regulations

        With operations initially expected to be in China and Brazil, we will be subject to a number of foreign and domestic laws and regulations that affect companies conducting business on the Internet. Laws and regulations are being debated and considered for adoption these countries and others throughout the world in areas relating to user privacy, freedom of expression, content, advertising, information security and intellectual property rights.

        Additionally, the telecommunications and Internet infrastructures in China and Brazil are subject to regulatory control and, in the case of China, ownership by the Chinese government. The PRC regulates its Internet sector by making pronouncements or enacting regulations regarding the legality of foreign investment in the PRC Internet sector and the existence and enforcement of content restrictions on the Internet. We believe that our current ownership structure complies with all existing PRC laws, rules and regulations. There are, however, substantial uncertainties regarding the interpretation of current PRC Internet laws and regulations. Accordingly, it is possible that the PRC government will ultimately take a view contrary to ours.

        The PRC Ministry of Information Industry, or the MII, has also stated that the activities of Internet content providers are subject to regulation by various PRC government authorities, depending on the specific activities conducted by the Internet content provider. Various government authorities have stated publicly that they are in the process of preparing new laws and regulations that will govern these activities. The areas of regulation currently include online advertising, online news reporting, online publishing, online securities trading and the provision of industry specific (e.g., drug related) information over the Internet. Other aspects of HSW International's online operations may be subject to regulation in the future.

        The Ministry of Information Industry, the Chinese governmental agency which regulates the internet in China, has promulgated a directive providing that online videos can only be broadcast or streamed by state-owned or controlled companies. This directive is scheduled to go into effect on January 31, 2008. If such directive does go into effect, the Company's Chinese website would not be permitted to display online videos, which could have a material effect on the content provided on such website.

        Because our services are accessible worldwide, certain foreign jurisdictions may claim that it is required to comply with its laws, even where we have no local entity, employees or infrastructure.

Employees

        We presently have 109 employees, located in Atlanta, Georgia, USA, Brazil and China.

Seasonality

        We expect our business to be affected by seasonal fluctuations in Internet usage and traditional retail seasonality. Internet usage generally slows during the summer months, and online shopping and related advertising typically increases in the fourth quarter of each year. These seasonal trends will likely cause fluctuations in quarterly results, including fluctuations in sequential revenue growth rates.

Headquarters

        Our corporate headquarters are located at One Capital City Plaza, 3350 Peachtree Road, Suite 1150, Atlanta, Georgia 30326, which consist of approximately 2,500 sq. feet of leased space.

ACCOUNTING TREATMENT

        The merger has been accounted for under the purchase method of accounting in accordance with U.S. generally accepted accounting principles. Under this method of accounting, since HSW has the majority ownership and controls HSW International's board of directors and management following consummation of the merger, HSW International is deemed to be the acquirer of INTAC for financial reporting purposes. The purchase price has been determined based on the fair value of the HSW International common stock issued to INTAC stockholders to complete the merger, the fair value of options to purchase HSW International common stock exchanged for INTAC stock options outstanding at the time of the merger and HSW International transaction costs. The excess purchase price over the fair value of the tangible assets acquired is allocated to identifiable intangible assets and goodwill.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

        The following unaudited pro forma condensed consolidated financial statements reflect the acquisition, which closed on October 2, 2007, of INTAC's career development and training services business ("INTAC continuing operations") by HSW International. HSW International has only limited historical operations prior to the consummation of the merger, with minimal historical cost basis for the assets contributed by HSW into HSW International. Consequently, the following HSW International unaudited pro forma condensed consolidated financial statements have been primarily derived from the historical financial statements of HSW International and INTAC to give effect to the HSW International and INTAC continuing operations becoming a wholly owned subsidiary of HSW International upon completion of the merger.

        In the HSW International unaudited condensed consolidated pro formas, HSW International and INTAC historical financial statements are adjusted to include only the HSW International and INTAC continuing operations and to reflect HSW International's purchase price of the INTAC continuing operations. The merger is accounted for using the purchase method whereby the INTAC continuing operations is treated as the "acquired" company for financial reporting purposes. The purchase price is determined based on an independent valuation of the HSW International shares issued to INTAC shareholders to complete the merger, and the fair value of HSW International options issued in exchange for all of INTAC's outstanding options and transaction costs.

        The unaudited pro forma condensed consolidated balance sheet has been prepared assuming the merger was consummated on September 30, 2007. The unaudited pro forma condensed consolidated statements of operations have been prepared assuming the merger was consummated on January 1, 2006. The unaudited pro forma financial statements should be read in conjunction with the accompanying notes to the pro forma financial statements and with the historical financial statements and related notes of INTAC that have been incorporated by reference herein.

        The following unaudited pro forma condensed consolidated financial statements include the HSW International and INTAC unaudited condensed consolidated balance sheets as of September 30, 2007, and the INTAC unaudited condensed consolidated statements of operations for the year ended December 31, 2006 and the nine months ended September 30, 2007, adjusted to reflect only the HSW International and INTAC continuing operations. The INTAC unaudited pro forma financial statements have been adjusted to reflect a year end of December 31, 2006 in order to conform to HSW International's calendar year end.

        The unaudited pro forma condensed consolidated financial data does not purport to represent what the combined results of operations of the INTAC continuing operations and HSW International would have been had the merger occurred on January 1, 2006 or to project the results of operations or financial condition for any future date or period.

HSW International and Subsidiaries

Unaudited Pro Forma Condensed Consolidated Balance Sheet
September 30, 2007

	HSW International	INTAC	Merger Accounting Adjustments		Merged HSWI and INTAC	Equity Issuance Adjustments		Pro Forma
Assets
Current assets
Cash and cash equivalents	$163,629	$118,146	$—		$281,775	$31,942,438	(1)(3)	$32,224,213
Trade accounts receivable, net	26,791	4,583,633	—		4,610,424	—		4,610,424
Inventories	—	49,908	—		49,908	—		49,908
Prepaid expenses	14,349	—	—		14,349	—		14,349
Assets held for sale	—	14,809,101	(14,809,101	)(7)	—	—		—

Total current assets	204,769	19,560,788	(14,809,101)		4,956,456	31,942,438		36,898,894
Property and equipment, net	179,849	298,023	—		477,872	—		477,872
Other assets	—	274,391	—		274,391	—		274,391
Advances to officers and employees	—	45,468	—		45,468	—		45,468
Capitalized transaction costs	1,694,240	—	(1,694,240	)(1)	—	—		—
Internet portal database gateway, net	—	104,103	(104,103	)(2)	—	—		—
Acquired software, net	—	57,149	(57,149	)(2)	—	—		—
Identifiable intangible assets	20,706	—	18,165,000	(2)	18,185,706	—		18,185,706
Goodwill	—	16,742,466	6,024,284	(2)	22,766,750	—		22,766,750

Total assets	$2,099,564	$37,082,388	$7,524,691		$46,706,643	$31,942,438		$78,649,081

Liabilities
Current liabilities
Trade accounts payable	$1,194,408	$1,316,978	$—		$2,511,386	$(444,103	)(1)	$2,067,283
Accrued expenses	234,562	6,751,003	—	(1)	6,985,565	(5,039,101	)(1)	1,946,464
Other liabilities	263,272	339,098	—		602,370	—		602,370
Deferred tax liability	—	—	—	(5)	—	—		—
Related party payable	8,074,358	—	—	(1)	8,074,358 (3)	(8,074,358	)(1)(3)	—
Liabilities held for sale	—	5,868,608	(5,868,608	)(7)	—	—		—

Total current liabilities	9,766,600	14,275,687	(5,868,608)		18,173,679	(13,557,562)		4,616,117
Commitments and contingencies
Stockholders' equity
Common stock	—	22,941	21,941	(2)	44,882	7,140	(1)	52,022
Treasury stock	—	—	(9,400,000	)(7)	(9,400,000)	—		(9,400,000)
Additional paid in capital	14,656,084	38,173,251	7,381,867	(8)	60,211,202 (8)	45,492,860	(8)	105,704,062
Currency translation account	(7,683)	—	—		(7,683)	—		(7,683)
Retained earnings (deficit)	(22,315,437)	(15,895,064)	15,895,064		(22,315,437)	—		(22,315,437)
Accumulated other comprehensive income	—	505,573	(505,573)		—	—		—

Total stockholders' equity	(7,667,036)	22,806,701	13,393,299		28,532,964	45,500,000		74,032,964

Total liabilities and stockholders' equity	$2,099,564	$37,082,388	$7,524,691		$46,706,643	$31,942,438		$78,649,081

HSW INTERNATIONAL AND SUBSIDIARIES
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31, 2006
	HSW International	INTAC	Adjustments	Pro Forma
	(historical continuing operations)
Career development services revenue	$—	$6,578,201	$—	$6,578,201
Career development services cost of revenue		1,978,646	86,535 (4)	2,065,181

Career development services gross profit	—	4,599,555	(86,535)	4,513,020
Operating expenses
Product development	—	3,634,848	—	3,634,848
Selling, general and administrative	12,556,817	2,438,944	—	14,995,761
Provision for doubtful accounts	—	1,604,525	—	1,604,525
Merger transaction costs	—	1,751,505	—	1,751,505

Total operating expenses	12,556,817	9,429,822	—	21,986,639

Loss from operations	(12,556,817)	(4,830,267)	(86,535)	(17,473,619)
Other income (expense), net	(148,942)	18	—	(148,924)

Loss before income taxes	(12,705,759)	(4,830,249)	(86,535)	(17,622,543)
Income taxes	—	292,426	— (5)	292,426

Net loss	$(12,705,759)	$(5,122,675)	$(86,535)	$(17,914,969)

Net loss per share—basic and diluted		$(0.22)		$(0.42)

Weighted average shares outstanding—basic and diluted		22,940,727	(6)	42,881,454

HSW INTERNATIONAL AND SUBSIDIARIES
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Nine months ended September 30, 2007
	HSW International	INTAC	Adjustments		Pro forma
	(historical continuing operations)
Career development services revenue	$92,962	$2,978,683	$—		$3,071,645
Career development services cost of revenue	910,880	1,614,887	92,009	(4)	2,617,776

Career development services gross profit	(817,918)	1,363,796	(92,009)		453,869
Operating expenses
Product development	—	2,667,273	—		2,667,273
Selling, general and administrative	8,611,111	1,675,610	—	(4)	10,286,721
Provision for doubtful accounts	—	1,566,649	—		1,566,649
Merger transaction costs	—	3,549,469	—		3,549,469

Total operating expenses	8,611,111	9,459,001	—		18,070,112

Loss from operations	(9,429,029)	(8,095,205)	(92,009)		(17,616,243)
Other income (expense), net	(180,649)	—	—		(180,649)

Loss before income taxes	(9,609,678)	(8,095,205)	(92,009)		(17,796,892)
Income taxes	—	(292,426)	—	(5)	(292,426)

Net loss	$(9,609,678)	$(7,802,779)	$(92,009)		$(17,504,466)

Net loss per share—basic and diluted		$(0.34)			$(0.39)

Weighted average shares outstanding—basic and diluted		22,940,727		(6)	42,881,454

Notes to Financial Statements and Pro Forma Adjustments

        (1)   Reflects the issuance of approximately 7,100,000 shares of common stock to certain investors in exchange for cash proceeds of $47,000,000 less $1,500,000 of estimated capital raising costs (recorded as a reduction to equity) and less approximately $7,000,000 of estimated direct merger transaction costs. The 7,100,000 shares and $47,000,000 of proceeds reflect two stock sales which include $22,500,000 of proceeds for 3.4 million shares from the American Investors received on October 3, 2007, and approximately $24,500,000 of proceeds for 3.7 million shares from the Eurpean Investors, for which there is a firm commitment upon the effectiveness of this registration statement. The estimated merger costs of approximately $7,000,000 consist of approximately $1,700,000 of transaction costs to be incurred by HSW International (of which approximately $1,173,000 has been paid and approximately $521,000 has been accrued as of September 30, 2007) and approximately $5,300,000 of transaction costs to be incurred by INTAC (of which $384,000 has been paid and $4,962,000 has been accrued as of September 30, 2007). The remaining related party payable amount of $8,074,358 due to HSW is indicated in the equity issuance adjustments column as paid in full and netted against the proceeds. The number of shares assumed to be issued is based on the $47,000,000 proceeds divided by an assumed purchase price per share of $6.57 as determined per the merger agreement.

        (2)   Reflects the purchase price of the INTAC continuing operations and related purchase price allocation. The computation of the purchase price, the allocation of the purchase price to net assets of the INTAC continuing operations, and the resulting goodwill are presented below. The estimated purchase price was determined based on 19,940,727 shares of HSW International issued for all of the issued and outstanding shares of INTAC, at a total fair value of $36,100,000, plus 500,000 HSW International stock options with a fair value of $100,000 issued in exchange for the same number of

INTAC stock options outstanding and estimated transaction costs of approximately $1,700,000. The number of outstanding INTAC shares that were acquired are 19,940,727. These shares were exchanged on a one-for-one ratio for HSW International common stock shares, which based on an independent valuation of the newly formed company performed by Savvian Advisors, LLC, have a fair value of approximately $1.81 per share. The per share fair value of the HSW International stock options issued in exchange for all of INTAC's outstanding options was estimated using the Black-Scholes options pricing model, resulting in a $0.05 to $0.30 fair value range per option (weighted average fair value options assumed is $0.19). The fair value of each option grant was estimated on the date of grant using the following assumptions: underlying stock price of $1.81; no dividend yield; expected volatility of 50%; risk-free interest rate of 5.0%; and expected life of three to seven years. All of the INTAC outstanding options that will be exchanged for HSW International stock options are either fully vested at the time of the merger or will vest in full at the consummation of the merger. As a result, the fair value of the exchanged options is treated as part of the purchase price.

        The fair value of the HSW International shares was derived from an independent valuation using a discounted cash flow model, among other methods. The transaction costs are reflected as a reduction in cash in the pro forma balance sheet.

ESTIMATED PURCHASE PRICE		$37,894,240
ESTIMATED NET ASSETS ACQUIRED
Acquired INTAC net assets	$13,866,208
Elimination of INTAC's previous intangible assets	(16,903,718)	(3,037,510)

Excess purchase price over carrying value of net tangible assets acquired (assumed fair value)		40,931,750
Fair value adjustments:
Licenses to operate in China (indefinite life)	10,000,000
Vendor endorsement in China (indefinite life)	3,750,000
Acquired database (5 year life)	1,230,000
Acquired software (5 year life)	1,600,000
Coursework Books (4 year life)	1,035,000
Franchise agreements (4 year life)	550,000	18,165,000

Estimated Goodwill		$22,766,750

        Any change in the fair value of the INTAC continuing operations net assets, which is currently estimated to approximate their carrying amounts, will change the amount of the purchase price allocable to goodwill.

        Upon the consummation of the merger and the related transactions, HSW International will have approximately 50,021,941 shares of common stock outstanding, consisting of 22,940,727 shares issued to HSW in exchange for the contribution of certain assets, 19,940,727 shares issued for the acquisition of INTAC, and approximately 7,100,000 shares issued for cash.

        (3)   The related party payable of $8,074,358 is due to HSW International's parent, HSW, for advances to HSW International for organizational start-up costs, $1,200,000 for direct acquisition costs incurred through September 30, 2007 and other corporate expenses of approximately $6.9 million reflecting all material costs of doing business. No interest was charged on this advance as of September 30, 2007. The related party payable owed to HSW averaged $6.0 million for the nine months ended September 30, 2007 and $2.2 million for the year ended December 31, 2006. The amounts due to HSW are expected to be paid in full following completion of the merger and related financing from the proceeds of the financing. Due to the developmental nature of HSW International's operations with its limited number of employees and lack of revenue, no indirect corporate overhead costs at HSW have been allocated to HSW International.

        (4)   Of the total $18,165,000 of identifiable intangible assets, $13,750,000 has an indefinite life and will not be amortized to expense. The average useful life of the $4,415,000 of amortizable intangible assets is 4.6 years. Pro forma identified intangible amortization is based on the preliminary estimated fair value and useful lives of the identified intangibles.

        Based upon the assumptions applied in these pro forma adjustments, the effect of the purchase accounting allocation will result in an increase in net loss or decrease in net income as follows for each year following the close of the merger:

Year 1	$822,768
Year 2	940,480
Year 3	962,250
Year 4	962,250
Year 5	566,000

$4,253,748

        The difference between the $4,415,000 of amortizable intangible assets and the approximate $4,199,000 of estimated future amortization expense reflects the $91,000 and $125,000 historical carrying amounts of the acquired software and database intangible assets, respectively, on the balance sheet of INTAC at September 30, 2007. The pro forma adjustments in the accompanying pro forma condensed consolidated statements of operations reflect the incremental amortization expense resulting from the adjustment of the acquired software and database to their estimated fair values.

        (5)   There is no tax effect for the pro forma adjustments due to uncertainty regarding the deductibility for tax purposes of the purchase accounting related assets and the current operating loss position.

        (6)   The pro forma weighted average basic and diluted shares outstanding reflect the 22,940,727 shares issued to HSW in exchange for the contributed assets and the 19,940,727 shares issued as consideration for the INTAC continuing operations, as if such shares were issued on October 2, 2007. The approximately 7,100,000 shares to be issued to certain investors have been excluded as the cash proceeds from issuance will be used for general corporate purposes and developing the HSW website. The 7,100,000 shares include 3.4 million shares issued on October 3, 2007 and the 3.7 million estimated shares expected to be issued after the effectiveness of this registration statement. No common stock equivalents are included in pro forma diluted shares as their effect is anti-dilutive.

        (7)   Under the terms of the share purchase agreement, on October 2, 2007, INTAC Holdings, a wholly owned subsidiary of INTAC, sold the net assets of the distribution business, as derived from the assets and liabilities held for sale line items on the pro forma balance sheet, to Wei Zhou in exchange for 3 million shares of INTAC common stock held by Mr. Zhou. As all of the issued shares of INTAC were converted to shares of HSW International, the 3 million INTAC shares received by INTAC Holdings as consideration for the distribution companies were also converted on a one-for-one basis for HSW International treasury shares and will be recorded as treasury stock at the cost of acquiring the treasury shares. The cost of acquiring the treasury shares is the $9.4 million fair value of the disposed assets, based on a valuation performed by an independent valuation firm, Katzen Marshall.

        (8)   The components of additional paid-in capital is calculated as follows:

Additional Paid-in Capital
HSW International Beginning Balance:	$14,656,084
INTAC Beginning Balance:	38,173,251

Combined HSWI and INTAC additional paid-in capital	52,829,335
Change in additional paid-in capital:
Less INTAC additional paid-in capital	(38,173,251)
Fair value of HSW International Shares Acquired by INTAC Shareholders	36,100,000
Fair value of INTAC options exchanged	100,000
Treasury Stock Reserved (recorded at Fair Value)	9,400,000
Less: Par Value	(44,882)

Pro-forma merger change in additional paid-in capital	7,381,867
Pro-forma merged HSW and INTAC additional paid-in capital balance	60,211,202
Issuance of Shares for $49.5 Million	47,000,000
Less stock issuance costs	(1,500,000)
Less: Par Value	(7,140)

Pro-forma stock issuance change in additional paid-in capital	45,492,860

Pro Forma additional paid-in capital balance	$105,704,062

HSW INTERNATIONAL AND INTAC MANAGEMENT'S DISCUSSION AND ANALYSES OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        As previously discussed, INTAC, became a wholly owned subsidiary of HSW International on October 2, 2007. INTAC's operations are material to HSW International subsequent to the merger; therefore management's discussion and analysis of the financial condition and results of operations for INTAC are included in this registration statement. Prior to the closing of this merger, HSW International had limited historical operations. Consequently, the following management discussion and analysis of financial condition and results of operations with respect to historical operations primarily relate to the stand-alone historical operations of INTAC pre-merger. A complete description of INTAC's Management Discussion and Analysis of Financial Condition and Results of Operations is included in, "Management Discussion And Analysis Of Financial Condition And Results Of Operations" in Item 7 of INTAC's Annual Report on Form 10-K for the year ended September 30, 2006 and Form 10-Q for the quarter ending June 30, 2007 which are incorporated by reference in this prospectus. A complete description of HSW International's Management Discussion and Analysis of Financial Condition and Results of Operations is included in "Management Discussion And Analysis Of Financial Condition And Results Of Operations" in Item 2 of HSW International's quarterly report on Form 10-Q for the quarter ended September 30, 2007 which is incorporated by reference in this prospectus.

        As previously discussed, the INTAC financials are material to HSW International subsequent to the merger due to the limited historical operations of HSW International. Although the historical INTAC results are material compared to the start up online publishing business, management's primary focus and investment for future growth and development will be in our online publishing business in China and Brazil. We believe the online publishing business in these markets provides a higher return opportunity for our investors than the recently acquired INTAC businesses.

        This prospectus, and in particular the following discussion, contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in forward-looking statements for many reasons. You should read the following discussion with "Management's Discussion And Analysis of Financial Condition And Results Of Operations" and the consolidated financial statements and footnotes thereto included in INTAC's Annual Report on Form 10-K for the fiscal year ended September 30, 2006 and quarterly report on Form 10-Q for the quarterly period ended June 30, 2007 and HSW International's quarterly report on Form 10-Q for the quarterly period ended September 30, 2007.

HSW International

Business Overview and Recent Events

        HSW International was formed on March 14, 2006 as a wholly-owned subsidiary of HowStuffWorks, Inc. ("HSW") in order to effect the merger with INTAC International. ("INTAC") ("the INTAC Merger"). Prior to the consummation of the merger with INTAC, HSW International had only limited assets and operations incident to its formation and in preparation for the INTAC Merger and subsequent business. As a result of the INTAC Merger, which closed on October 2, 2007, INTAC is a wholly owned subsidiary of HSW International.

        HSW International Merger Corporation was formed on February 27, 2006, and became a wholly owned subsidiary of HSW International on March 14, 2006. This subsidiary was formed as a Nevada corporation solely to effect the INTAC Merger, and the subsidiary has not conducted and will not conduct any business during any period of its existence.

        In connection with the INTAC Merger, HSW and HSW International entered into two contribution agreements, through which HSW contributed assets to HSW International in exchange for shares of HSW International's common stock and HSW International was granted exclusive digital publishing rights to HSW's content in China and Brazil. In addition to the contributed assets,

HSW granted HSW International the right to exclusively license for a fee the digital publishing rights in China and Brazil and to new and modified content developed by HSW after merger consummation (subject to the rights of third parties to such new and modified content), pursuant to an update agreement. Finally, HSW granted HSW International an 18 month option to acquire from HSW the exclusive digital publishing rights for HSW content in India and Russia. The time period of such option currently expires on April 2, 2009; provided, however it cannot be exercised for so long as the issuance of securities in connection with such exercise would result in HSW's ownership of HSW International, directly or indirectly, exceeding 50%; provided further that the option shall be extended for any time period during which it cannot be exercised in accordance with the foregoing. HSW International's right of first refusal relating to the distribution of HSW content in territories outside the United States other than in China, Brazil, India and Russia has been terminated.

        HSW International will launch an Internet business based on translated and localized versions of the HowStuffWorks website, supported by advertising, search, e-commerce and sponsorships in China and Brazil, leveraging the appropriate elements of INTAC's business.

        HSW International has entered the Brazilian online publishing market and intends to enter the Chinese online publishing market by leveraging a consistently expanding and proprietary digital content database designed to meet the information needs of the online community. HSW International will do so utilizing the combination of the contributed assets from HSW with the relationships, core competencies, and knowledge of the Chinese markets developed by INTAC. HSW International intends to assemble a library of digital content and license it to various customers, including HSW, in territories outside of HSW International's markets. It is anticipated that this content will include originally authored content as well as content acquired from other parties. Both China and Brazil represent significant, growing markets for HSW International's initial online publishing strategy.

Merger of HSW and Discovery Communications LLC

        Effective December 17, 2007, the merger (the "Discovery Merger") of HSW, with a wholly owned subsidiary of Discovery Communications, LLC ("Discovery"), with HSW surviving the Discovery Merger, closed. Certain amendments to HSW International agreements were conditions to the closing of the Discovery Merger.

  •
  HSW International and HSW entered into an amended and restated Trademark License Option letter agreement setting the licensing fee at 2% of Company net revenue derived from HSW's marks, capped at $100,000 annually for China and Brazil combined. HSW International also has the option to acquire HSW's name and associated trademarks in India and Russia on similar terms.

  •
  The services agreement between HSW International and HSW has been terminated based on HSW International's determination that HSW International is able to perform on its own the services provided by HSW. In connection with such termination, HSW will license to HSW International the software code existing at closing for the HSW's content management platform at no cost.

  •
  The agreement that provides HSW International with the option to acquire digital publishing rights in the local language to HSW content in India and Russia has been amended to provide that such option may be exercised until April 2, 2009; provided, however it cannot be exercised for so long as the issuance of securities in connection with such exercise would result in HSW's ownership of HSW International, directly or indirectly, exceeding 50%; provided further that the option shall be extended for any time period during which it cannot be exercised in accordance with the foregoing. HSW International's right of first refusal relating to the distribution of HSW content in territories outside the United States other than in China, Brazil, India and Russia has been terminated.

  •
  HSW International, HSW and Mr. Wei Zhou have entered into a First Amendment to Amended and Restated Stockholders Agreement. HSW will have the right to designate three directors of HSW International (one of whom shall be an independent director), and HSW will have the right to designate the chairperson of the Nominating and Governance Committee. All shares of HSW International owned by HSW in excess of 45% of the outstanding shares of HSW International as of any applicable record date, if any, shall be voted in exact proportion to the vote of HSW International stockholders other than HSW. HSW will have the right to vote in its discretion its shares of HSW International up to and including 45% of the outstanding shares of HSW International as of any applicable record date.

        As a result of the Discovery Merger, HSW became a wholly owned subsidiary of Discovery. HSW remains based in Atlanta, Georgia. HSW now owns approximately 49.5% of HSW International's outstanding common stock. The Discovery Merger does not impact HSW International's publicly traded status, as HSW International remains a separate and publicly traded entity.

        HSW International continues to have a perpetual, fully paid up, royalty-free, sublicensable, exclusive license to the HSW content and brand for Brazil and China (the "Rights"). HSW International also maintains the option for those Rights for India and Russia. As a result of the Merger, Discovery and HSW International intend to enter into an arrangement that will give HSW International digital publishing rights for Brazil and China to Discovery content that has been published on or integrated within the HSW.com website. In addition, if such arrangement is entered into, it will provide that those rights would also be extended to India and Russia if HSW International exercises its option for those countries under the terms of its existing agreement with HSW.

Brazil

        In March 2007, HSW International executed an initial website launch in Brazil. We have completed the translation of approximately 2,200 articles of content from English to Portuguese. These translated articles are published on our web site, which is located at http://hsw.uol.com.br/. We are in the early stages of business development as we continue to develop local marketing strategies and translate additional content. Although initial traffic has been strong with monthly page views averaging 3 million in the third quarter 2007, de minimus revenue has been earned from launch date through September 30, 2007.

        In terms of overall Internet usage, Brazil was ranked tenth largest in the world, with over 25.9 million users, according to eTForecasts. comScore Networks found that users over the age of 15 spent an average of 41.2 hours per month online, the seventh largest amount in the world. Additionally, Brazilian Internet use continues to grow at a fast pace: active home Internet usage increased 6.54% in Brazil between February and March 2006, as compared to the worldwide average of 2.16%, according to Neilsen/NetRatings. Reports show that the online advertising market in Brazil is increasing as well. In 2004 and 2005, advertising expenditures in Brazil grew at 26.4% and 39.6%, respectively, the largest growth rates in Latin America, according to Latin Business Chronicle. E-commerce in Brazil is also expected to show significant growth. Forrester Research estimates that the market for e-commerce in Brazil was approximately $2.9 billion in 2005 and will reach $12.8 billion by 2010. In addition, Forrester Research data shows that the number of Brazilian online shoppers is 3.6 million and will grow to 29.5 million by 2010.

China

        In addition to offering access to a rapidly expanding Internet audience for online advertisers, Chinese Internet users are already looking for the type of information that will be provided by HSW International. China had 137 million internet users by the end of 2006, an increase of almost 25% over 2005 according to the China Internet Network Information Center (CNNIC). According to CNNIC, "getting information" is among the top two primary purposes for accessing the Internet in China. CNNIC also found that nearly half of all Internet users in China (44%) are either students or teachers and that "studying and browsing knowledge" is the third primary purpose for using the Internet. Zenith Optimedia expects China to be one of the top eight contributors to online advertising expenditure growth by 2008. According to Analysys International, online advertising spending in China totaled $405 million in 2006, and Deutsche Bank has forecasted online advertising spending to be $731 million in 2007 and $1.79 billion in 2008. China's search market is on the rise; in 2005 Chinese search users increased to 97 million and are expected to reach over 200 million by 2010, according to iResearch. iResearch also estimates that by 2010 daily search queries may reach 2.4 billion. E-commerce in China is also expected to show significant growth. According to the Internet Society of China, 2006 E-commerce spending in China was $35.5 billion (second only to the United States). iResearch forecasts that the number of online shoppers in China will increase by 42.3% annually in the following three years.

        HSW International's initial focus in the online publishing market will be the online publishing of localized, translated Chinese and Brazilian editions of the HowStuffWorks Internet site, utilizing strategies based on those utilized by HSW and described above, as tailored to the needs of each localized market Additionally, HSW International will explore strategic partnerships for INTAC's current educational software and training services to aid in the execution and growth of the online publishing business and how these services can potentially be offered online within each country.

Results of Operations

	For the Three Months Ended September 30,
			For the Nine Months Ended September 30, 2007
				For the period from March 14, 2006 (date of inception) to September 30, 2006
	2007	2006
Operating revenues
Digital online publishing	$60,288	$—	$92,962	$—
Cost of services	365,374	—	910,880	—

Gross loss	(305,086)	—	(817,918)	—
Operating expenses
Selling, general and administrative	3,018,394	8,234,226	8,573,739	9,515,313
Depreciation and amortization	27,862	—	37,373	—

Total operating expenses	3,046,256	8,234,226	8,611,112	9,515,313

Loss from operations	(3,351,342)	(8,234,226)	(9,429,030)	(9,515,313)
Other expense
Interest expense	(11,156)	—	(31,027)	—
Other expense	(62,242)	—	(149,622)	—

Total other expense	(73,398)	—	(180,649)	—

Loss before income taxes	(3,424,740)	(8,234,226)	(9,609,679)	(9,515,313)
Income taxes	—	—	—	—

Net Loss	$(3,424,740)	$(8,234,226)	$(9,609,679)	$(9,515,313)

Revenues

        During 2006, the Company had not launched a website in either Brazil or China and accordingly, had no revenues for the three months ended September 30, 2006 or the period from inception through September 30, 2006. The revenue for the three and nine months ended September 30, 2007 of $60,288 and $92,962, respectively, is revenue generated in Brazil since the website launch in March 2007. For the three months and nine months ended September 30, 2007, approximately 81% and 76% of the revenue was generated from paid-for impression advertising and 19% and 24% was generated from pay for performance ads. There has been no revenue from China inception to date as the website in China has not yet been launched.

Cost of Services

        Cost of services includes the ongoing third party translation costs incurred by third party vendors for services of translating, localizing, and enhancing articles in English to Portuguese and Mandarin Chinese. Portuguese article translation costs represent $114,022 and $432,113 for the three months and nine months ended September 30, 2007, respectively and Chinese translation costs represent $251,352 and $478,767 for the three months and nine months ended September 30, 2007, respectively. There were no significant translation costs incurred in the three months ended September 30, 2006 nor the period from inception through September 30, 2006.

Operations—Selling, General and Administrative Expenses:

        HSW International's total operating expenses declined by $5.2 million to $3.0 million for the three months ended September 30, 2007 from the comparable period in 2006. The decrease is attributable to a $6.5 million reduction in stock-based compensation expense (See Footnote C to Notes to the Consolidated Financial Statements included herein), partially offset by increases in Brazilian operating costs and domestic personnel costs.

        HSW International's total operating expenses declined by $0.9 million to $8.6 million for the nine months ended September 30, 2007 compared to the period from inception to September 30, 2006. The decline is primarily due to a $3.1 million decrease in stock-based compensation, partially offset by a $2.2 million increase in Brazilian operating costs and increases in domestic personnel costs.

Other Expense

        Other expense which is comprised of interest expense and other expenses for both the three months and nine months ended September 30, 2007. These are primarily comprised of interest expense on the Affiliated Party Loan and state franchise fees. No such expenses were incurred in the three months ended September 30, 2006 nor the period from inception through September 30, 2006.

Critical Accounting Policies:

        HSW International's discussion and analysis of its financial condition and results of operations are based upon HSW International's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. HSW International believes that of its significant accounting policies, the following may involve a higher degree of judgment and complexity:

  •
  Revenue recognition;

  •
  Stock-Based compensation.

Revenue Recognition

        Revenue generally is realized or realizable and earned when all of the following criteria are met:

  1.
  Persuasive evidence of an arrangement exists,

  2.
  The seller's price to the buyer is fixed or determinable,

  3.
  Delivery has occurred or services have been rendered, and

  4.
  Collectability is reasonably assured.

        Online publishing revenue is generally recognized as visitors are exposed to or react to advertisements on its websites. Revenue is generated via advertising in the form of sponsored links and image ads. This includes both pay-per-performance ads and paid-for-impression advertising. In the pay-per-performance model, we earn revenue based on the number of clicks associated with such ads;

in the paid-for-impression model (sponsorships), revenue is derived from the display of ads. Prior to revenue recognition, evidence of arrangement, a fixed or determinable price must be established, and collectability must be reasonable. Evidence of arrangement is based on an agreed upon contract with our advertisers or other third parties such as search engine providers. Collectability is assessed based on several factors including, but not limited to, vendor payment history, vendor credit rating and recent material events impacting the vendor's payment ability.

Stock-Based Compensation

        We have adopted SFAS 123(R) "Share-Based Payment", which requires the measurement and recognition of compensation expense for all share-based payment awards made to our employees and directors including employee stock options and employee stock purchases based on estimated fair values. Stock-based compensation expense, which consists of stock-based compensation expense related to stock options, was $1.3 million and $7.8 million for the three months ended September 30, 2007 and September 30, 2006, respectively and $4.8 million and $8.0 million for the nine months ended September 30, 2007and for the period from inception to September 30, 2006, respectively. See Note C to the HSW International consolidated financial statements for additional disclosure.

        We calculated the fair value of each stock-option award, on the date of grant, using the Black-Scholes option pricing model. The determination of fair value of share-based payment awards on the date of grant using an option-pricing model is affected by our stock price as well as assumptions regarding a number of highly complex and subjective variables. The use of a Black-Scholes model requires extensive actual employee exercise behavior data and a number of complex assumptions including expected life, expected volatility, risk-free interest rate and dividend yield. All stock options issued to date were issued at $6.50 per option exercise price based on the fair value of the underlying stock on the date of grant, August 23, 2006. The grant date fair value was $3.37. The following weighted average assumptions were used in the calculation:

        The following weighted average assumptions were used in the calculation:

Risk-free interest rates	4.8%
Expected life	5.6 years
Dividend yield	0%
Expected volatility	50%

        Our computation of expected volatility was based on a review of similar international technology companies including INTAC. Our computation of expected life was determined based on the average of the option life and the vesting period. The interest rate for periods within the contractual life of the award is based on the U.S. Treasury yield curve in effect at the time of grant.

Liquidity and Capital Resources

        During the period from inception to September 30, 2007, HSW International's cumulative losses were $22.3 million. This included non-cash expenses arising from stock based compensation of $14.7 million and expenses to be paid in cash of $7.6 million. In addition, the company incurred $1.7 million of costs arising from activities associated with the INTAC Merger and the related financing. HSW funded all of HSW International's expenditures from its inception until the closing of the INTAC Merger on October 2, 2007 discussed above.

        Subsequent to September 30, 2007, the proceeds from the sale of stock to the American investors as described below were approximately $22.5 million. HSW International's use of these proceeds included the paydown of the advance from HSW of $8 million and transaction fees of $5.7 million.

        In connection with the INTAC Merger closing, American investors purchased $22.5 million of HSW International common stock, for a price per share of $6.57, the public announcement price. Approximately 3.4 million shares of HSW International common stock in the aggregate were issued pursuant to the American investors' stock purchase. The American investors were also granted registration rights for these shares.

        In connection with the INTAC Merger, European investors have agreed to purchase approximately $24.5 million of HSW International common stock, the number of shares, being based upon a predetermined formula as outlined in the Company's Form S-4.

        We expect to continue to incur expenses following the completion of the INTAC Merger, which may be significant. Expenses will include the cost of establishing local operations in Brazil and China. We will also incur costs in connection with the development of the Internet sites for Brazil and China, which may be significant. These costs will include translation of the HSW content and other content modifications to localize the content as necessary.

        The Company anticipates that in addition to the sale to European investors discussed above, that additional capital transactions will be undertaken within the next twelve months to to provide further funding for the development of our activities in Brazil and China as well as provide additional working capital.

Cash flows from operations

        The Company used $2.3 million more cash from operations during the nine months ended September 30, 2007 compared to the period of inception through September 30, 2006. The increase is primarily due to 1) the Company being in existence nine months in 2007 versus 3.5 months in 2006, 2) $910,880 of translation costs incurred in 2007 and none in 2006, 3) the Brazil operation launched in 2007 with minimal comparable expenditures in 2006, and 4) increased domestic personnel expenses in 2007 as a result of the INTAC Merger activity.

Cash used in investing activities

        Net cash of $192,418 was used in investing activities during the nine months ended September 30, 2007 compared to $571,680 for the period of inception through September 30, 2006. The decrease was mainly due to declining INTAC Merger transaction costs (the INTAC Merger transaction activity, negotiations and filings commenced in early 2006 when the transaction costs were heavier) offset by a $90,000 increase in property and equipment expenditures.

Cash flows from financing activities

        Advances from HSW were $1.9 million greater in the nine months ended September 30, 2007 compared to the period of inception through September 30, 2006 mainly due to the increased need to fund the increased operational activity discussed above.

        Due to the start up nature of HSW International, zero revenues were recorded in 2006 while revenues during the nine months ended September 30, 2007 were only $92,962. As of September 30, 2007 cumulative losses were $22.3 million including $14.6 million of non cash stock-based compensation expense.

        In conjunction with the INTAC merger dated October 2, 2007, certain American investors purchased $22.5 million of HSW International common stock and European investors agreed to purchase approximately $24.5 million (previously $27 million) of HSW International common stock. The Company has utilized a significant amount of the $22.5 million proceeds from the American investors to pay transaction costs, paydown advances from HSW, and to fund operations. The Company expects to close with the European investors during the first quarter of 2008 and anticipates using the cash generated from the sale to fund operations, further expand the Brazilian operations and to launch China. In the event the closing is delayed or does not occur, there is substantial doubt about HSW International's ability to continue as a going concern. The accompanying financial statements included herein do not include any adjustments to the amounts and classification of assets and liabilities that would result if HSW International is unable to continue as a going concern for a reasonable period of time.

Intac International

INTAC—Overview

        On April 20, 2006, INTAC entered into an agreement and plan of merger with HSW (which was amended on January 29, 2007), an online publishing company. After the merger, HSW International will focus on the online publishing, training and education markets in China and provide Chinese consumers with credible content and expert reviews. In connection with the merger (i) HSW contributed certain assets, properties and rights to HSW International in exchange for shares of HSW International common stock and (ii) American investors and European investors agreed to purchase shares of HSW International common stock.

        Before August 2006, INTAC had operated in two business segments: (i) the career development and training services segment and (ii) the distribution/telecommunications segment. In August 2006, in order to better align its business strategies in anticipation of the merger with HSW International, INTAC decided to discontinue the distribution/telecommunications segment and entered into a letter of intent to sell the wireless handset distribution business to Wei Zhou, INTAC's Chairman and Chief Executive Officer, in exchange for 3 million shares of INTAC common stock. At that time, INTAC began classifying all assets related to the wireless handset distribution business as assets held for sale and restated for all periods presented the distribution/telecommunications segment into one line item titled "Income (loss) from discontinued operations, net of income taxes" in its consolidated statements of operations. Since these operations were sold and not contributed to HSW International, no discontinued operations disclosure is included in this registration statement.

        Although INTAC will continue to operate its career development and training services business segment, our current focus is on content acquisition, creation and dissemination, including online publishing, career development and training and education markets. As a result, we believe INTAC's historical operations are not necessarily representative of our future operations. We intend to launch an Internet business based on licensed content from HSW, including advertising, search, e-commerce and sponsorships, in China and Brazil. We plan to capitalize on our synergies with INTAC's student database, school software programs, and education ministry and government relationships. We also plan to expend significant efforts and resources integrating HSW contributed assets with the INTAC business and operations. However, some uncertainty will remain as to whether such expenditures will provide an adequate return on our capital or whether our offerings will be competitive to Chinese and Brazilian consumers in obtaining the types of information they seek over the Internet.

        INTAC's operating results and financial position since April 2006 have been significantly impacted by its efforts to consummate the merger. Through September 30, 2007, INTAC incurred merger related expenses of $5.3 million. However, INTAC does not believe its merger related expenditures to date are necessarily predictive of future operations as we expect merger costs and related professional fees to substantially decline after completing the merger.

Quantitative and Qualitative Disclosures About Market Risk

FOREIGN CURRENCY EXCHANGE RATE RISK

        We may be affected by fluctuations in foreign currency exchange rates. INTAC's operations in China and Hong Kong use the local currencies as their functional currencies. A significant portion of INTAC's SG&A expenses, including the majority of its merger costs, are incurred in U.S. dollars through its U.S. based location. Historically the Chinese government has kept the exchange rate between RMB and the U.S. dollar stable but in more recent periods has gradually allowed the RMB to slightly strengthen against the U.S. dollar primarily due to the large trade surplus in China with general market expectations that such trend would continue.

        Our consolidated financial statements have been expressed in U.S. dollars, the reporting currency of the company. Reported assets and liabilities of INTAC's foreign subsidiaries have been translated at the rate of exchange at the end of each period. Revenues and expenses have been translated at the weighted average rate of exchange in effect during the respective period. Gains and losses resulting from translation are accumulated in other comprehensive income (loss) in stockholders' equity so such gains and losses do not have a direct effect on INTAC's operating profit or loss each period. As of September 30, 2007, the cumulative net foreign currency translation adjustments reducing shareholders' equity was $505,573. INTAC estimates that a 10% change in the weighted average rate of exchange in effect during the year ended September 30, 2007 between the U.S. dollar and the local currencies would have increased (decreased) INTAC's comprehensive income (loss) in stockholders' equity by approximately $50,000 during the respective period, assuming no changes other than the exchange rate itself. However, this quantitative measure has inherent limitations. The sensitivity analysis disregards the possibility that rates can move in opposite directions and that gains from one currency may or may not be offset by losses from another currency.

        Our primary foreign currency transaction gains (losses) are related to its discontinued operations (distribution business) from the Euro based trade payables relating to the wireless handsets it purchases from European suppliers, primarily in Germany. Realized and unrealized gains (losses) on currency transactions between foreign entities is included in other income (expense) in the statements of operations. Actual foreign currency transaction gains (losses) recorded in our other operating income (loss) was approximately $(133,000) in fiscal 2007. We estimate that a 10% increase or decrease in the Euro against the Hong Kong or U.S. dollar would increase (decrease) its operating income (loss) expressed in the U.S. dollar by approximately $50,000 in fiscal 2007, assuming no changes other than the exchange rate itself. Other than cash balances in other currencies, normal trade payables and the U.S. dollar denominated merger costs payable, we have no purchase contracts, firm commitments or other financial instruments that would expose it in the near term to significant foreign exchange rate gains or losses.

        We do not use any derivative financial instruments to mitigate any of its currency risks. We do not currently have any credit facilities and therefore INTAC is not subject to any risks associated with interest rate changes.

Continuing Operations—career development and training services segment

        While INTAC's discontinued operations (the distribution business) historically has been its primary business segment and generated substantially all of its operating revenue, INTAC began in 2004 to shift its focus to the expansion and maturation of our career development services segment in China. Initially, its efforts centered on recruiting and training services to be offered online through its internet portals phrbank.com and joyba.com. These efforts did not achieve the results anticipated in 2005, due in part to the strength of established competitors in the market and to the overbroad coverage of INTAC's efforts. As a result, INTAC determined to establish a foothold in the marketplace by focusing on a specific segment market from which it can later expand. To this end, recognizing the growing opportunities within both the education industry and the mobile telecommunications/internet industry in China, and in order to better utilize its strategic resources and enhance its strengths in both industries, INTAC further refined its business strategy to focus in career development and training services segment. Under this business segment, INTAC will operate primarily in three business units as further described below.

INTAC Mobile Telecommunications Institute ("IMTI")

        Through IMTI, INTAC seeks to become a leading provider of mobile telecommunications technology training services in China. IMTI offers training to information technology professionals, with a primary focus in the area of third generation digital mobile systems, or 3G, mobile telecommunications technology. New courses will be developed in the future to reflect advancement in mobile telecommunications technology. This training consists of IMTI's Mobile Telecommunications Software Engineering training program, which is offered through company-owned institutes and franchises, university courses and corporate training. INTAC started to offer the first level courses in April 2006 and the second level courses in October 2006.

Education Management Software Business Unit

        In December 2004, INTAC acquired Huana Xinlong, a leading Chinese developer of education management software for educational institution administration. Huana Xinglong's software has been designated by the Education Management Information Center ("EMIC") as the standard for the China School Administration System for primary and middle schools. Additionally, Huana Xinlong enjoys an exclusive contractual relationship with the MOE for use of certain of Huana Xinlong's software products. Huana Xinglong's products have been installed in over 10,000 elementary and middle schools and over 50% of colleges throughout China.

        INTAC's objective is to further expand and enhance the business prospects and opportunities afforded by its relationship with the EMIC. INTAC is developing an array of premium products and services that will be made available directly and through its Internet portal business. INTAC's Internet portal is being tailored to meet the growing demand by graduates in China for career development products and services.

Database Management Business Unit

        INTAC has developed, and will continue to develop, databases containing information on individuals. INTAC intends to utilize these databases to offer one-stop marketing solution to a wide range of businesses with products and services tailored to the specific needs of the Chinese education market. INTAC Purun, one of INTAC's operating entities in China, develops the databases utilizing information from several sources. Intac Purun is exclusively authorized by the MOE to collect resumes and profiles for all graduating college and graduate school students in China and has recently begun collecting such information. The EMIC has chosen Intac Purun as its exclusive partner in developing and maintaining the MyJob database, compiled through EMIC's website www.myjob.edu.cn, which helps graduates of higher education institutions obtain employment. Intac Purun has also been granted exclusive access to the database on university graduates maintained by the EMIC for use by Intac Purun in providing job training and placement services. Initially, Intac Purun will collect list rental fees and direct marketing service fees by utilizing these databases. Ultimately, Intac Purun plans to provide integrated database marketing solutions and consulting services.

Distribution/Telecommunications Segment

        Our distribution/telecommunications segment includes our wireless handset distribution business, which we operate through INTAC Deutschland Gmbh, a German corporation wholly owned by INTAC, INTAC International Holdings Limited, or Holdings, a Hong Kong corporation and wholly-owned subsidiary of INTAC and Global Creative International Limited and INTAC Telecommunications Limited, both of which are Hong Kong corporations and wholly owned subsidiaries of Holdings. Through these subsidiaries, we distribute wireless handset products to mobile communications equipment wholesalers, agents, retailers and other distributors mainly in Hong Kong. These products are then sold primarily to local customers in Hong Kong or customers in China. Additionally, we are working with Primus Telecommunications Ltd. a global telecommunications services provider (Nasdaq: PRTL), to develop products which involve originating international voice and data traffic from within China throughout Southeast Asia for termination around the world. The first product to be offered under this relationship will be a global prepaid calling card, an Internet Protocol, IP, calling card that provides access to over fifty countries. In November 2006, we also entered into a contract with China Tietong Telecommunications Corporations to distribute its calling cards in China.

Results of Operations Overview

        Our revenues from continuing operations for the years ended September 30, 2007, and September 30, 2006, the nine months ended September 30, 2005 and the year ended December 31, 2004 were derived primarily from the integrated educational and career development services business and consists primarily of sales of education and administrative software derived entirely from China. We expect these revenues to increase in future years; however, we expect these revenues to decrease in proportion to our total revenues as our online publishing and training revenues develop.

        Our cost of revenue for career development services is comprised of the service fee paid for the provision of software training and technological services, and the amortization charge for computer software.

        Gross margins for our career development and training services business at 54%, 74%, 73% and 75% for the years ended September 30, 2007, 2006 and 2005 and the nine months ended September 30, 2005, respectively, have remained attractive compared to the 3% to 5% margins we have realized on our discontinued distribution business. While gross margins have declined to 54% in our most recent fiscal year due to higher technical support costs, we expect our gross margins in 2008 to be approximately 50% to 60% as we expect our revenues to increase slightly more than our related cost of revenues. We expect our gross margins for our career development and training services business to remain higher than the distribution business due to the significant contribution of our higher margin software business and believe our expected investments in the HSW International websites will continue to offer the opportunity to generate higher gross margin revenue streams.

        Product development expenses are principally comprised of costs attributable to the development, production and delivery of our educational and career development services, such as salaries and facility costs.

        Our selling, general and administration expenses are comprised of sales expenses, together with commission expense, including commissions payable to sales staff; and general and administrative expenses, which consists primarily of compensation and related expenses for our administrative and accounting staff, occupancy costs and legal, accounting and consulting fees, and costs related to being a public company.

        As previously discussed, the INTAC financials are material to HSW International subsequent to the merger due to the limited historical operations of HSW International. Although the historical INTAC results are material compared to the start up online publishing business, management's primary focus and investment for future growth and development will be in our online publishing business in China and Brazil. We believe the online publishing business in these markets provides a higher return opportunity for our investors than the recently acquired INTAC businesses.

Critical Accounting Policies:

        INTAC's discussion and analysis of its financial condition and results of operations are based upon INTAC's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires INTAC to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, INTAC evaluates its estimates based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. INTAC believe that of its significant accounting policies, the following may involve a higher degree of judgment and complexity:

  •
  Revenue recognition;

  •
  Inventory;

  •
  Concentration of credit risk, accounts receivable and related provision for doubtful accounts;

  •
  Impairment of long lived assets other than goodwill;

  •
  Foreign currency exchange;

  •
  Goodwill;

  •
  Product and software development expenses;

  •
  Research and development costs; and

  •
  Purchase price allocation.

Revenue Recognition:

Career Development Services (included in continuing operations in the consolidated statement of operations).

        Product revenue from the license of INTAC's software products is recognized in accordance with Staff Accounting Bulletin ("SAB") No. 104, "Revenue Recognition" when persuasive evidence of an arrangement exists, the product has been delivered, the fee is fixed or determinable, and collection of the resulting receivable is reasonably assured, and, if applicable, upon acceptance when acceptance criteria are specified or upon expiration of the acceptance period. Maintenance and support revenue for customer support is deferred and recognized ratably over the service period unless it is included in the initial license fee, provided for less than one year and is not a significant portion of the total license revenue. In this case, maintenance support revenue is recognized when all revenue recognition criteria under SOP 97-2, SOP 98-9 and SAB 104 have been met. Product upgrades and enhancement revenue is deferred and recognized ratably over the service period unless it is included in the initial license fee and is not significant. Training and consulting revenue is recognized as services are performed and billable according to the terms of the service arrangement.

        INTAC applies the provisions of Statement of Position 97-2, "Software Revenue Recognition," ("SOP 97-2") as amended by Statement of Position 98-9 "Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions" to all transactions involving the sale of all its software products.

        For arrangements with multiple obligations (e.g. undelivered maintenance and support bundled with term licenses), INTAC allocates revenue to each component of the arrangement using the residual value method based on evidence of the fair value of the undelivered elements, which is specific to INTAC. The vendor specific objective evidence of the fair values for the ongoing maintenance and support obligations for term licenses are based upon the prices paid for the separate renewal of these services by the customer or upon substantive renewal rates stated in the contractual arrangements. In this case, maintenance support revenue is recognized when all revenue recognition criteria under SOP 97-2, SOP 98-9 and SAB 104 have been met. Vendor specific objective evidence of the fair value of other services, primarily consulting and training services, is based upon separate sales of these services.

        Franchise fee revenue is derived from the sale to customers of the exclusive rights to provide training courses to prospective students. This arrangement consists of an up-front, non-refundable license fee, as well as fees for training materials and contingent payments based on a percentage of the student tuition. The up-front, non-refundable franchise fee is recognized as revenue at the time the agreement is entered into, and the fees for other services are recognized as performed. Contingent payments are recognized when received. INTAC has considered the relevant provisions of FAS 45 "Accounting for Franchise Fee Revenue" in accounting for its franchise revenue.

        INTAC licenses access to its student database and education materials under one, two and three-year term licenses. The software licenses provide for updates to new versions if and when made available. No express rights of return are granted. INTAC sells its products and services via a direct sales force and under certain circumstances, sales agents.

        Subscription revenue which will be earned primarily through our Internet portal business, will be recognized on a straight line basis over the term of the service contract provided. INTAC may also contract with third-party mobile operators for the transmission of wireless short messages and subscriptions as well as for the billing and collection of service fees from customers. Revenues are recorded as the services are provided monthly or on a per usage basis. INTAC will recognize the net amount billed by the mobile operator as revenue. To date, INTAC has generated minimal revenue from subscription services.

Distribution Business (included in discontinued operations in the consolidated statement of operations):

        The Company's wireless handset revenues are generally generated from a quick turn of product. The Company recognizes revenue upon delivery of product to its customers. Products are sold "as is" and the Company does not provide servicing of the wireless handsets, nor does the Company receive any usage revenue from the wireless handsets distributed.

        Revenue is recognized when customers take delivery of the goods, which is taken to be the point in time where the customer has accepted the goods and the related risks and rewards of ownership. Certain sales arrangements provide the Company the right to receive a contingent payment based on sales made by the customers. Contingent payment revenue for these arrangements is recognized as the cash is received. Receipts of cash in advance of shipment or delivery are recorded as deposits received.

        License fee revenue is derived from the sale to customers of the rights to sell products under arrangements in which the Company is the distributor. These arrangements consist of an up-front, non-refundable license fee, as well as contingent payments based on a percentage of the customer revenue. The services provided by the Company after the receipt of the up-front license fee are not significant. The up-front, non-refundable license fee is recognized as revenue at the time the agreement is entered into, and the contingent payments are recognized when received. The Company has considered the relevant provisions of SAB 104 and Emerging Issues Task Force No. 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables" in accounting for license fee revenue.

Inventory

        Inventory in continuing operations consists primarily of training material related to our career development services business and is generally immaterial.

        Inventory in assets held for sale consists primarily of wireless handsets. Generally, we do not maintain any inventory of wireless handsets; however, due to the timing of the inventory being received and then being shipped to customers, we may hold inventory for a minimal time period, commonly a few days. We purchase products only upon the receipt of an order. Once an order is received, we solicit additional orders to gain greater discounts from suppliers. Aggregate orders are then delivered in bulk to be allocated among customers.

        Inventories for wireless handsets are stated at the lower of cost and net realizable value, calculated on the first-in, first-out basis, and are comprised of finished goods. Net realizable value is determined on the basis of anticipated sale proceeds less estimated costs for selling expenses.

Concentration of Credit Risk, Accounts Receivable and Related Provision for Doubtful Accounts:

        Financial instruments that potentially subject us to concentrations of credit risk consist principally of cash and cash equivalents, short-term investments, and trade receivables. We are exposed to credit risks in the event of default by the financial institutions or issuers of investments to the extent of amounts recorded on the balance sheet. We are also exposed to credit risks in the event of non-payment by customers to the extent of amounts recorded on the balance sheet. We limit our exposure to credit risk by performing ongoing credit evaluations of our customers' financial condition and generally require no collateral. We are exposed to credit risks in the event of insolvency by our customers and manage such exposure to accounting losses by limiting the amount of credit extended whenever deemed necessary.

Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of:

        INTAC accounts for long-lived assets in accordance with the provisions of SFAS No. 144, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flow expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

        Foreign Currency Exchange:    We are subject to fluctuations in foreign currencies, as distribution business customer orders may involve multi-currency product and delivery transactions before the sale is complete. Additionally, a period of up to three months' time may lapse between when an order is placed until revenue and costs are recognized and the supplier is paid. We do not engage in hedging activities nor in the use of financial derivatives.

        The functional currencies of INTAC are the People's Republic of China Renminbi ("RMB") and the Hong Kong dollar ("HK$"). The accompanying consolidated financial statements have been expressed in United States dollars, the reporting currency of INTAC.

        Reported assets and liabilities of INTAC's foreign subsidiaries have been translated at the rate of exchange at the end of each reporting period. Revenues and expenses have been translated at the weighted average rate of exchange in effect during the respective reporting period. Gains and losses resulting from translation are accumulated in other comprehensive income (loss) in stockholders' equity. Realized and unrealized gains (losses) on currency transactions between foreign entities are included in other income (expense) in the statements of operations.

        Goodwill:    We assess the carrying value of goodwill annually and when factors are present that indicate an impairment may have occurred. Goodwill is considered impaired and a loss is recognized when its carrying value exceeds its implied fair value. We may use a number of valuation methods including quoted market prices, discounted cash flows and revenue multiples to determine fair value. The carrying value of goodwill amounted to $16.7 million as of September 30, 2007 and September 30, 2006. No impairment charge has been made.

        Factors that we consider important which could trigger an impairment review include the following:

  •
  significant underperformance relative to expected historical or projected future operating results;

  •
  significant changes in the manner or use of the acquired assets or the strategy for our overall business;

  •
  significant negative industry or economic trends;

  •
  significant decline in stock price for a sustained period; and

  •
  our market capitalization relative to net book value.

        If we determine that the carrying value of identifiable intangibles and goodwill may not be recoverable based upon the existence of one or more of the above indicators of impairment, we assess whether the carrying value of the asset is greater than the undiscounted future operating cash flow of the acquired operations. Any impairment is measured based on a projected discounted cash flow method using a discount rate reflecting our average cost of funds.

        Product and Software Development Expenses:    Product and software development expenses primarily include payroll and other employee benefit costs. For software to be marketed or sold, financial accounting standards require the capitalization of development costs after technological feasibility is established. Due to the relatively short period between technological feasibility, INTAC generally does not capitalize software development costs. All product and software development costs are expensed when incurred. Research and development costs to date have not been significant.

        Purchase Price Allocations:    We account for our acquisitions using the purchase method of accounting. This method requires that the acquisition cost be allocated to the assets and liabilities we acquired based on their fair values. We make estimates and judgments in determining the fair value of the acquired assets and liabilities. We base our determination on independent appraisal reports as well as our internal judgments based on the existing facts and circumstances. If we were to use different judgments or assumptions, the amounts assigned to the individual assets or liabilities could be materially different.

Results of Operations for the Years Ended September 30, 2007, 2006 and 2005 and for the Nine Months Ended September 30, 2005 and 2004

        In 2005, we changed our fiscal year-end from December 31 to September 30. As a result of this change, we have prepared financial statements for the year ended September 30, 2005 and for the nine months ended September 30, 2004. Accordingly, the following discussion of results of operations will compare the audited balances for the year ended September 30, 2007 to the audited balances for the year ended September 30, 2006, the audited balances for the year ended September 30, 2006 to the unaudited balances for the year ended September 30, 2005 and the previously audited nine months ended September 30, 2005 with the unaudited balances for the nine months ended September 30, 2004.

        The following table summarizes the operating results for the years ended September 30, 2006 and 2005 and the nine months ended September 30, 2005 and 2004 and should be read in conjunction with the audited consolidated financial statements and related notes contained herein.

	Year Ended September 30,			Nine Months Ended September 30,
	2007	2006	2005	2005	2004
Career development services revenue	$4,997,582	$5,749,932	$8,390,880	$4,218,779	$58,975
Career development services cost of revenue	2,302,792	1,508,526	2,272,789	1,039,299	—

Career development services gross profit	2,694,790	4,241,406	6,118,091	3,179,480	58,975
Operating expenses (income)
Product development	3,642,063	3,422,312	3,359,075	2,660,793	1,121,219
Selling, general and administrative expenses	2,369,002	2,258,089	2,018,815	1,836,777	655,117
Provision for doubtful accounts	2,220,566	950,608	—	—	—
Merger transaction costs	3,960,655	1,340,319	—	—	—
Gain on sale of assets	—	—	(383,933)	(383,933)	—

Total operating expenses	12,192,286	7,971,328	4,993,957	4,113,637	1,776,336
Total other income (expenses) net	—	2	(145,870)	2,241	358,244

Income (loss) from continuing operations before taxes	(9,497,496)	(3,729,920)	978,264	(931,916)	(1,359,117)
Deferred income taxes	(426,447)	426,447	—	—	—

Income (loss) from continuing operations	(9,071,049)	(4,156,367)	978,264	(931,916)	(1,359,117)
Income (loss) from discontinued operations	(1,468,629)	(3,985,629)	2,397,522	(534,466)	2,333,446

Net income (loss)	$(10,539,678)	$(8,141,996)	$3,375,786	$(1,466,382)	$974,329

Results of Operations for the Year Ended September 30, 2007 Compared to the Year Ended September 30, 2006

        Revenue:    Revenue, consisting of education and administrative software sales and training revenue, decreased by $747,259 to $5.0 million for the year ended September 30, 2007, from $5.7 million for the same period in 2006. The decrease in the year was due to the softening of the Chinese markets for

INTAC's career development services and INTAC's management team expending substantial time and committing additional resources to the merger with HSW International, Inc.

        Career Development Services Gross Profit:    Gross profit decreased by $1.5 million to $2.7 million for the year ended September 30, 2007, from $4.2 million for the same period in 2006 and the gross margin decreased by 20% to 54% for the year ended period September 30, 2007 from 74% for the same period in 2006. Gross margins decreased due to increased technical service fees related to software sales. Technical service costs are incurred during software installation and training and also for the first year of maintenance support following installation. These fees are also incurred at a higher cost for outsourced installation and maintenance support for software installations not in close proximity to Company operations. Gross profit decreased due to lower revenue and decreased gross margins.

        Product development expense was $3.6 for the year ended period September 30, 2007, as compared to $3.4 million, for the same prior year period. Product development expense is principally comprised of costs directly attributable to the development, production and delivery of our career development services, such as salaries, facility costs and advertising. The increase in product development costs was principally due to increased advertising costs.

        Selling, general and administrative expense increased by $110,913 to $2.4 million for the year ended September 30, 2007, from $2.3 million for the same period in 2006, and increased as a percentage of revenue to 47% in 2007 from 35% in 2006 . This increase is primarily comprised of increases in staff salaries of our Intac International Management Consultancy Beijing Limited Company which was established in January 2006, increased facility costs, increased business development expenses and write-offs of certain assets.

        Provision for doubtful accounts of $2.2 million for the year ended September 30, 2007 increased by $1.3 from the prior period due to amounts reserved for trade receivables related to our career development services business that are outstanding in excess of 15 months net of any recoveries in the current period. The reserve policy was increased to amounts over 15 months from amounts over 21 months in the fourth quarter of 2007 due to our collection experience.

        Merger transaction costs of $4.0 million for the year ended September 30, 2007 is principally comprised of professional and investment banking fees related to the merger of the Company and HowStuffWorks ("HSW"). Since HSW has been determined to be the acquiring company, accounting rules require that the acquiree (the Company) record all transaction costs as expense to its statement of operations.

        Deferred income tax expense of $426,447 was recorded for the year ended period September 30, 2006 as the result of temporary timing differences between the recognition of Huana Xinlong revenue for financial reporting purposes and the amounts used for income tax purposes. This temporary timing difference reversed in 2007.

        Loss from continuing operations:    Loss from continuing operations was $9.1 million for the year ended September 30, 2007 as compared to a loss from continuing operations of $4.2 million for the same period in 2006. The increase in loss from continuing operations in the year ended September 30, 2007 is primarily due to the lower career development services revenue, lower gross margins from higher technical service fees and higher costs for product development, selling, general and administrative expenses, provision for doubtful accounts and merger transaction costs.

        Loss from discontinued operations:    Loss from discontinued operations was $1.5 million for the year ended September 30, 2007, as compared to loss from discontinued operations of $4.0 million for the same period in 2006. The decrease in the loss from discontinued operations during the year ended September 30, 2007 is primarily due to increased gross margins and lower distribution and SG&A expenses.

        Net loss:    Net loss for year ended September 30, 2007 was $10.5 million compared to a net loss of $8.1 million for the same period in 2006. The increase in net loss for the 2007 year was primarily due to lower career development services revenue, lower gross margins and increased product development, selling, general and administrative expenses, provision for doubtful accounts and merger transaction costs, partially offset with a decrease in loss from discontinued operations.

Results of Operations for the Year Ended September 30, 2006, Compared to the Year Ended September 30, 2005

        Revenue:    Revenue decreased by $2.7 million to $5.7 million for the year ended September 30, 2006, from $8.4 million for the same period in 2005. The decrease in revenue is primarily due to decreased sales of education and administrative software. This is partly due to a significant amount of sales in the quarter ended December 31, 2004 in the prior year caused by backlogged orders and from overall slower than anticipated orders in the current year from the Chinese school districts. We currently expect career development and training services revenue to grow during fiscal 2007.

        Career Development Services Gross Profit:    Gross profit decreased by $1.9 million to $4.2 million for the year ended September 30, 2006, from $6.1 million for the same period in 2005 and the gross margin increased by .9% to 73.8% for the year ended September 30, 2006 from 72.9% for the same period in 2004. The decrease in gross profit is mainly due to lower sales volume explained above. We expect margins to remain high due to the nature of this service business. Unlike the distribution business which has product costs in cost of revenue, our career development services' cost of revenues does not have these types of product costs and therefore produces higher margins.

        Operating Expenses:    Product development expense was $3.4 million for the year ended September 30, 2006, as compared to $3.4 million for the year ended September 30, 2005. Product development expense is principally comprised of costs directly attributable to the development, production and delivery of our career development services, such as salaries and facility costs. These costs are generally the type of costs that are fixed in nature and do not fluctuate in proportion to revenue.

        Selling, general and administrative expense increased by $239,275 to $2.2 million for the year ended September 30, 2006, from $2.0 million for the same period in 2005, and increased as a percentage of revenue to 39.3% in 2006 from 24.1% in 2005. This increase is primarily comprised of an $88,000 increase in occupancy and insurance costs due to expansion into a new facility in Beijing, an $80,000 increase in business development costs as well as a $71,000 increase in staff costs related to our new Intac International Management Consultancy Beijing Limited Company which was established in January 2006.

        Provision for doubtful accounts includes amounts reserved for trade receivables related to our career development services business that are for balances outstanding in excess of 21 months.

        Merger transaction costs are principally comprised of professional and investment banking fees related to the announced merger of the Company and HSW. Since HSW has been determined to be the acquiring company, accounting rules require that the acquiree (the Company) record all transaction costs as expense to its statement of operations. We expect to incur additional costs during the next quarter, prior to closing of the transaction.

        Gain on sale of assets in 2005 relates to a gain recognized on the sale of software which was developed for Intac Purun's internal use but subsequently sold to a third party.

        We anticipate that our operating expenses will increase in future periods as we increase sales and marketing operations for our Career Development and Training Services business.

        Deferred income tax expense:    Deferred income tax expense of $426,447 was recorded for the year ended September 30, 2006 as the result of a temporary timing difference between the recognition of

Huana Xinlong revenue for financial reporting purposes and the amounts used for income tax purposes.

        Income (loss) from continuing operations:    Loss from continuing operations was $4.2 million for the year ended September 30, 2006, as compared to income from operations of $978,264 for the same period in 2005. The decline in income from continuing operations is primarily due to lower sales, a gain on sale of assets in the prior year, a provision for doubtful accounts, merger transaction costs in the current year and deferred income tax expense, partially offset by improved gross margins.

        Income (loss) from discontinued operations:    Loss from discontinued operations was $4.0 million for the year ended September 30, 2006, as compared to income from discontinued operations of $2.4 million for the same period in 2005. The decline in income (loss) from discontinued operations is primarily due to lower sales resulting from increased competition in the wireless handset distribution industry in China. The decline was also due to a provision for doubtful accounts of $2.2 million recorded to provide a reserve for uncertainty regarding the use of certain vendor rebates and due to increased selling general and administrative costs resulting from increased costs for the audit of our financial statements and overall increased costs associated with being a public company including Sarbanes Oxley compliance, stock-based compensation and other professional fees.

        Net income (loss):    Net loss for the year ended September 30, 2006 was $8.1 million, as compared to a net income of $3.4 million for the year ended September 30, 2005. The decline was primarily due to lower revenues, reserves for vendor rebates, higher selling, general and administrative costs, a gain on sale of assets in the prior year, new expenses for merger transaction costs in the current year, a provision for doubtful accounts related to career development services in the current year, and deferred income tax expense, partially offset by improved gross margins.

Results of Operations for the Nine Months Ended September 30, 2005, Compared to the Nine Months Ended September 30, 2004

        Revenue:    Revenue increased by $4.1 million to $4.2 million for nine months ended September 30, 2005, from $58,975 for the same period in 2004. This new revenue is due to the redirection of the Company's business plan from the traditional distribution business to its career development services, and primarily consisted of revenues from sales of our education administration software.

        Career Development Services Gross Profit:    Gross profit was $3.2 million and $58,975 for the nine months ended September 30, 2005 and 2004. This generated a gross margin of 75.4% and 100% for the nine month periods ended September 30, 2005 and 2004. The improvement in gross margin is due to the change in focus of the Company's business plan from the traditional distribution business to its career development services, and primarily consisted of gross profit from sales of our education administration software. We expect margins to remain high due to the nature of this service business.

        Operating Expenses:    Product development expense was $2.7 million for the nine months ended September 30, 2005, as compared to $1.1 million for the nine months ended September 30, 2004. Product development expense is principally comprised of costs directly attributable to the development, production and delivery of our career development services, such as salaries and facility costs. The increase in product development costs was primarily due to new salaries and other employee costs as the career development business expanded. We expect to continue to incur significant product development costs in future years.

        Selling, general and administrative expenses increased by $1.2 million to $1.8 million for the nine months ended September 30, 2005, from $655,117 for the same period in 2004. This increase was primarily due to the acquisition of Huana Xinlong, the increased business activity related to our career development services and due to higher selling, general and administrative costs related to being a public company, including Sarbanes-Oxley compliance. Specifically, professional fees increased $545,000 due to costs related to public company compliance costs, staff and salary costs increased $335,000, promotion and business development costs increased $220,000 and occupancy and other costs increased $100,000.

        Gain on sale of assets relates to a gain recognized on the sale of software which was developed for Intac Purun's internal use but subsequently sold to a third party.

        Income (Loss) from Continuing Operations:    Loss from continuing operations was $931,916 for the nine months ended September 30, 2005 compared to a $1.4 million loss for the same period in 2004. The improvement in loss from operations is primarily due to the career development services business and the higher sales of education and administrative software and higher gross profit.

        Income (Loss) from Discontinued Operations:    Loss from discontinued operations was $534,466 for the nine months ended September 30, 2005, as compared to income from discontinued operations of $2.3 million for the nine months ended September 30, 2004. The decrease in income from discontinued operations was due to a decrease in distribution revenues resulting from increased competition in the wireless handset distribution industry in China. While demand for cell phones increased, the number of distributors and manufacturers also increased to meet demand. The decrease was also due to a lower gross margin resulting from pricing pressures from increased competition and higher selling, general and administrative costs related to being a public company, including Sarbanes-Oxley compliance.

        Net income (loss):    Net loss for the nine months ended September 30, 2005 was $1.5 million compared to a net income of $974,329 for the nine months ended September 30, 2004. The decline was primarily due to lower distribution and career development services revenues, lower distribution gross margins, higher product development and selling, general and administrative costs discussed above, partially offset by the improved career development services gross profits.

Liquidity and Capital Resources—INTAC

        We believe the estimated net proceeds from the sale of common stock in connection with the merger to the American and European investors will provide us sufficient working capital to establish our operations in Brazil and China, including the acquired INTAC business, and provide sufficient working capital through at least December 2008.

        The following disclosure represents historical liquidity disclosure for INTAC, which does not reflect the current liquidity position of HSW International.

        As of September 30, 2007 and September 30, 2006, INTAC maintained cash of $118,146 and $804,973, respectively. The Company measures liquidity through working capital (measured by current assets less current liabilities). As of September 30, 2007, and September 30, 2006, INTAC maintained working capital of $5,285,101 and $13,472,770, respectively. The decrease in cash is primarily due to an increase in trade accounts receivable and the net loss for the year ended September 30, 2007, partially offset by an increase in accrued expenses. The Company suffered a slow down in collections on trade accounts receivables due to INTAC's management team expending substantial time and committing additional resources to the merger with HSW International, Inc. The decrease in working capital is primarily due to a decrease in net assets (assets less liabilities) held for sale, the net loss for the year ended September 30, 2007 and an increase in accrued expenses (primarily merger transaction costs).

        Within our Distribution Business (included in discontinued operations), a large portion of trade accounts receivable is attributable to our largest customer—Mr. Lam, from whom we derived substantially all of our distribution revenue for the year ended September 30, 2007. The amount of the receivable balance with this customer was $9.8 million at September 30, 2007 and $11.2 million at September 30, 2006.

        We entered into a new installment payment plan agreement with Mr. Lam in November 2006 to pay his September 30, 2006 outstanding balance of $11.2 million over a period of six months. As part of the installment plan agreement, we agreed that all future sales to Mr. Lam are due and payable within 45 days. At September 30, 2007, Mr. Lam had completed payments on the installment payment plan, but had $9.8 million overdue on current purchases with 45 day terms. The volume of sales in the Distribution Business relies on keeping Mr. Lam as a customer. In order to demonstrate his belief that Mr. Lam's receivable is collectible, Wei Zhou, the Company's Chairman and CEO, entered into a Security and Pledge Agreement with INTAC whereby Mr. Zhou pledged 3 million shares of INTAC common stock to secure collection of this receivable. The Company has not reserved any of the overdue balance because Mr. Lam historically has always paid his commitments, although not always on time.

        In conjunction with the Company's merger with HSW International, Inc. and the sale of the Distribution Business, we entered into a Share Purchase Agreement, which calls for any and all amounts paid on the receivables from Mr. Lam to be paid into an escrow account to be governed by the Receivables Escrow Agreement (the "Escrow Agreement"). This Escrow Agreement stipulates that all accounts receivable collections from Mr. Lam be deposited into an escrow account which funds would then be withdrawn and transferred to the Company's operating accounts with an Operating Expense Payment Certification. Since the escrow account was opened in February 2007, certain accounts receivable collections from Mr. Lam were inadvertently deposited directly into the Company's operating accounts. HSW International, Inc. has waived this failure to comply with the Share Purchase Agreement.

        At September 30, 2006, the Company had approximately $2.2 million of supplier rebates receivable from its major mobile handset supplier, T-Mobile Deutschland. This amount had been fully reserved based on historical trends and due to the uncertainty of their use when considering the distribution business' anticipated reduced revenue. Mr. Zhou's pledge of 3 million shares of INTAC common stock under the Security and Pledge Agreement also secures this receivable. During the year ended September 30, 2007, the Company collected all of this receivable. This amount was recorded as a reduction of cost of revenue in discontinued operations.

        As of September 30, 2007, we have a net trade receivable balance of $4.6 million related to our Career Development Services business. The trade receivable balance relates primarily to Huana Xinlong and the sale of educational software to school districts within China. These school districts pay for their software purchases using funds supplied by the Chinese government. Historically, this funding takes many months, which is typical of the business process in China. In our September 30, 2006 financials, the Company reserved $950,608 for trade receivables related to sales of educational software completed in December 2004. In the fourth quarter of fiscal 2007, the Company changed its reserve policy to reserve receivables that have aged in excess of 15 months, from the previous policy of reserving receivables aged in excess of 21 months, due to collection experience. As a result, the Company recorded additional reserves of $1.6 million during the fourth quarter of 2007, and the allowance for doubtful accounts is $3.2 million at September 30, 2007. As with previously reserved accounts, the Company fully intends to pursue collection of these receivables.

        The education and administrative software and training businesses require a substantial amount of working capital. We believe that the Company will have sufficient capital for the next twelve months if we are able to collect our trade receivables in a timely manner. However, if revenues and margins of the career development services businesses continue to decline, we may have to significantly curtail these operations and consider alternatives such as debt or equity financing. Alternatives will be limited unless we are able to stabilize the operating performance of these businesses. As of the date of this report, beyond the equity financing in conjunction with our merger with HSW International, we do not have any financing arrangements nor do we have any commitments to obtain such an arrangement with any bank or other third party. If we raise capital by issuing equity or convertible debt securities, the percentage ownership of our current stockholders will be reduced. Any new securities may have rights, preferences or privileges senior to those of our current common shareholders. There can be no assurances that we will be able to obtain additional financing on terms that are acceptable to us.

        For the year ended September 30, 2007, cash used by continuing operating activities (which is comprised of the career development services business) totaled $1.8 million. This was primarily due to the net loss for the period and an increase in our trade accounts receivable, partially offset by increases in trade accounts payable and accrued expenses. For the year ended September 30, 2006, cash provided by continuing operating activities totaled $484,936. This was primarily due to a decrease in trade and other accounts receivable and an increase in trade accounts payable and accrued expenses, partially offset by the net loss for the year.

        For the year ended September 30, 2007, cash provided by discontinued operating activities (which is comprised of the wireless handset distribution business) totaled $828,962. This was primarily due to an increase in the trade accounts payable and accrued expenses and deferred revenue, partially offset by an increase in other assets and inventories and the net loss for the year. For the year ended September 30, 2006, cash used in discontinued operating activities totaled $355,291. This was primarily due to a decrease in accounts payable and accrued expenses and the net loss for the year, partially offset by an increase in trade accounts receivable.

        For the year ended September 30, 2007, cash provided by investing activities amounted to $295,949 primarily due to a decrease in advances to officers of subsidiaries and employees caused by the timing of travel advances and expense reports and the sale of property and equipment. For the year ended September 30, 2006, cash used in investing activities amounted to $313,472 comprised primarily of the purchase of property and equipment and advances to officers of subsidiaries and employees.

        For the year ended September 30, 2006, cash provided by financing activities amounted to $524,958 consisting of proceeds from the exercise of stock options.

        Assets held for sale increased by $1.6 million to $14.8 million at September 30, 2007, from $13.2 million at September 30, 2006. The increase is primarily due to higher inventory balances at September 30, 2007 due to the timing of inventory purchases and higher trade accounts receivable.

        Property and equipment, net, and acquired software, net, decreased by $1.3 million to $355,172 at September 30, 2007, compared to $1.7 million at September 30, 2006. This decrease was primarily due to a write-off of assets and normal depreciation and amortization.

        Trade accounts receivable decreased by $659,352 to $4.6 million at September 30, 2007, from $5.2 million at September 30, 2006. The decrease primarily relates to the increase in the allowance for doubtful accounts.

        Inventory balances at September 30, 2007 were comparable to September 30, 2006.

        Accrued expenses increased by $4.7 million to $6.7 million at September 30, 2007, from $2.0 million at September 30, 2006. The increase primarily relates to the accrual of merger transaction costs such as professional and investment banking fees related to the merger with HSW.

        Liabilities held for sale increased by $3.9 million to $5.9 million at September 30, 2007, from $2.0 million at September 30, 2006 due to the timing of invoices received for inventory.

Commitments and Contingencies

        Liabilities for loss contingencies arising from claims, assessments and litigation and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated. In the opinion of management, after consultation with legal counsel, there are no claims, assessments and litigation against the Company.

MANAGEMENT

Directors, Executive Officers And Key Employees

        The following table sets forth information regarding our directors, executive officers and key employees:

Name	Age	Position
Jeffrey T. Arnold	37	Chairman of the Board and Director
Henry N. Adorno	60	Vice Chairman
Boland T. Jones	47	Director
Kai-Shing Tao	31	Director
Bruce Campbell	40	Director
Gregory Swayne	49	President and Chief Operating Officer
Theodore P. Botts	62	Director
J. David Darnell	61	Chief Financial Officer
Arthur F. Kingsbury	59	Director

        Effective December 14, 2007, the Board of Directors of the HSW International elected two members to the Board. The new directors are Bruce Campbell, President of Digital Media, Emerging Networks and Business Development of Discovery, and Arthur Kingsbury, a retired media and telecommunications executive with close to 40 years experience in the industry. Mr. Kingsbury, who was a certified public accountant, was appointed to the Audit Committee of the Board of Directors.

        The appointments of Mr. Campbell and Mr. Kingsbury were made as a condition to the merger of HSW and Discovery. Pursuant to the First Amendment to Amended and Restated Stockholders Agreement, which, as noted above, was amended in connection with the Merger, HSW has the right to designate three members of HSW International's Board. HSW' third designee is Jeffrey T. Arnold who is currently the Chairman of the Board of Directors.

        Immediately prior to the appointment of Mr. Campbell and Mr. Kingsbury, directors Thomas Tull and Wei Zhou resigned their seats on the Board to allow Mr. Campbell and Mr. Kingsbury to join the Board. There have been no transactions between HSW International and Mr. Kingsbury, and none with Mr. Campbell other than the Merger.

        Below is information, including biographical information, about our current executive officers, directors and key employees:

        Jeffrey T. Arnold, age 37, is the chairman of our board of directors. Mr. Arnold served as our president and chief executive officer until the closing of the merger on October 2, 2007. Mr. Arnold has a proven track record in creating successful business enterprises. Mr. Arnold's most recent venture is The Convex Group, which acquires and integrates entertainment and distribution assets to create new media enterprises, and which includes HSW. Prior to starting The Convex Group, Mr. Arnold was founder and CEO of WebMD, an ehealthcare company seeking to transform healthcare into a more accessible, efficient and innovative system utilizing the Internet. Between August 1998 and September 2000, Mr. Arnold negotiated over ten acquisitions, growing WebMD from 60 people and $75,000 in annual revenues to over 5,000 people and 2001 revenues of close to $1 billion. Additionally, at WebMD Mr. Arnold raised over $1.5 billion in public and private capital in a 12 month period, negotiated over 100 strategic partnerships with both established Fortune 500 and emerging companies and established a strong operational management team. Prior to founding WebMD, Mr. Arnold was chairman and CEO of Quality Diagnostic Services (QDS), a cardiac arrhythmia monitoring company, which he founded in 1994. After growing QDS to one of the nation's largest cardiac-event monitoring companies, he sold QDS to Matria Healthcare for $25 million in 1998. In 1997, Mr. Arnold started Endeavor Technologies, Inc. to explore enhanced applications for Internet and computer telephony services. Endeavor, with the proceeds from the sale of QDS, became WebMD in August 1998.

        Henry N. Adorno, age 60, is Vice Chairman of HSW International, Inc.'s board of directors. Adorno is also the founder and President of Adorno & Yoss, the largest certified minority-owned law firm in the country, with over 270 practicing attorneys. Adorno began his career working with the Dade County Attorney's Office in the Major Crimes Division. He later served as the Chief Assistant to State Attorney Janet Reno.

        Beyond his professional responsibilities, Adorno is the Chair of Our Kids, a non-profit organization which utilizes community outreach to manage child welfare and protection for abused, abandoned, and neglected children. Adorno holds a Bachelor of Arts Degree and a Juris Doctor, both from the University of Florida. Adorno is a member of the American Bar Association, The Florida Bar Association, and the Miami Business Forum.

        Theodore P. Botts, age 62, is a member of HSW International, Inc.'s board of directors. He is also Chief Financial Officer of StereoVision Entertainment, Inc. and President of Kensington Gate Capital, LLC, a private corporate finance advisory firm. Since 2002 until its merger with HSW International, Mr. Botts served on INTAC International's board of directors as chairman of the audit committee. Prior to 2000, Mr. Botts served in executive capacities at UBS Group and Goldman Sachs.

        Mr. Botts is also a member the Board of Trustees and head of development for REACH Prep, a non-profit organization serving the educational needs of underprivileged African-American and Latino children in Fairfield and Westchester counties since 2003. Mr. Botts graduated with honors from Williams College and received a MBA from the NYU Graduate School of Business Administration.

        Boland T. Jones, age 47, is a member of HSW International, Inc.'s board of directors, as well as Chairman and Chief Executive Officer of Premiere Global Services, Inc. Prior to founding Premiere Global Services, Inc. in 1991, Mr. Jones served as Chairman, Chief Executive Officer and President of American Network Exchange, a diversified transmission provider specializing in niche markets.

        Mr. Jones has received numerous awards during his career, including being named Ernst & Young Entrepreneur of the Year Southeast Region. Mr. Jones is also actively involved in a number of community programs in education, cancer research and the arts. Mr. Jones graduated with a degree in finance from Miami University in Ohio, where he remains active as a guest lecturer and teacher at the University's Entrepreneurship Resource Center.

        Kai-Shing Tao, age 31, is a member of HSW International, Inc.'s board of directors, as well as Chairman and Chief Investment Officer of Pacific Star Capital, a private investment group. Prior to founding Pacific Start Capital, Mr. Tao was a Partner at FALA Capital Group, a single family investment office where he headed the global liquid investments outside the operating companies.

        Mr. Tao is also a member of the Real Estate Roundtable and US-China and US-Taiwan Business Council. Mr. Tao graduated from the New York University Stern School of Business.

        Bruce Campbell, age 40, is a member of HSW International's board of directors. He is currently President of Digital Media, Emerging Networks and Business Development at Discovery Communications where he directs worldwide business development, including acquisitions, joint ventures and all major business transactions. His responsibilities include the development of new distribution platforms for original content, the creation of digital media extensions for Discovery's stable of brands and oversight of digital media services.

        Before joining Discovery in 2007, Mr. Campbell was Executive Vice President, Business Development at NBC Universal, where he was responsible for strategic planning, acquisitions and divestitures, joint ventures and portfolio investments. Mr. Campbell played an integral role in a series of NBC Universal's acquisitions, including Telemundo in 2002 (valued at $2.7 billion) and Vivendi

Universal Entertainment in 2004 ($14 billion). Prior to his time at NBC, Mr. Campbell was a lawyer at O'Melveny & Myers LLP, where he specialized in corporate and securities law.

        Mr. Campbell has served on the boards of the A&E Television Networks, National Geographic International, Universal Orlando Theme Parks and MSNBC.com. He is a graduate of Princeton University and Harvard Law School.

        Arthur F. Kingsbury, age 59, is a member of HSW International's board of directors. He is currently a private investor.

        Mr. Kingsbury has over thirty-five years of business and financial experience in the media and communications sectors. His experience includes financial, senior executive and director positions at companies engaged in newspaper publishing, radio broadcasting, database publishing, internet research, cable television and cellular telephone communications. Specific positions included President and COO of VNU-USA, Inc., Vice Chairman and COO of BPI Communications, Inc., and CFO of Affiliated Publications, Inc.

        Mr. Kingsbury has served as a director on the boards of three other publicly traded companies, NetRatings (NASDAQ), Affiliated Publications (NYSE-listed publisher of the Boston Globe), and McCaw Cellular (NASDAQ).

        Mr. Kingsbury holds a BSBA in Business Administration from Babson College.

        Gregory Swayne, age 49, is President and Chief Operating Officer of HSW International, Inc. Mr. Swayne was previously the President and Chief Operating Officer of HowStuffWorks, Inc., following its purchase by The Convex Group in 2002. Mr. Swayne joined The Convex Group in 2001, and was part of the management team of N2 Broadband, one of Convex's first investments.

        Prior to Convex, Mr. Swayne was the co-founder and President of publicly-listed A.D.A.M., Inc. and its predecessor Medical Legal Illustrations, Inc. A.D.A.M. provides health information services and benefit management solutions to healthcare organizations, employers, benefit brokers, consumers and the educational market through its online offerings of health information, decision-support applications, benefits management solutions and enrollment services. Mr. Swayne holds a Bachelor of Arts Degree from the University of South Carolina and a Master of Science in Medical Illustration from the Medical College of Georgia.

        J. David Darnell, age 61, became the Company's Chief Financial Officer on October 2, 2007. He served as INTAC's senior vice president and chief financial office from June of 2002 through October 2007. From November 2000 to May 2002, Mr. Darnell served as Senior Vice President and Chief Financial Officer of Nucentrix Broadband Networks, Inc., a publicly-held provider of broadband wireless Internet and multichannel video services. Mr. Darnell became one of INTAC's directors on October 15, 2001. From 1997 to October 2000, he served as Senior Vice President and Chief Financial Officer of ILD Telecommunications, Inc., a nationwide facilities-based provider of prepaid phone services and telecommunications outsourcing services. From 1993 to 1997, Mr. Darnell was Senior Vice President, Finance and Chief Financial Officer for SA Telecommunications, Inc., a publicly held, full service interexchange carrier that provided a wide range of telecommunications services. From 1990 to 1993, Mr. Darnell served as Chief Financial Officer of Messagephone, Inc., a telecommunications technology and intellectual property firm. Mr. Darnell is a certified public accountant.

CORPORATE GOVERNANCE

Composition of the Board of Directors

        HSW International, HSW and Wei Zhou have entered into a First Amendment to Amended and Restated Stockholders Agreement. HSW will have the right to designate three directors of HSW International (one of whom shall be an independent director), and HSW will have the right to designate the chairperson of the Nominating and Governance Committee. All shares of HSW International owned by HSW in excess of 45% of the outstanding shares of HSW International as of any applicable record date, if any, shall be voted in exact proportion to the vote of HSW International stockholders other than HSW. HSW will have the right to vote in its discretion its shares of HSW International up to and including 45% of the outstanding shares of HSW International as of any applicable record date.

        The three HSW designated members include Jeffrey Arnold, Arthur Kingsbury, and Bruce Campbell. The remaining board members include Henry N. Adorno, Boland T. Jones, Kai-Shing Tao, and Theodore P. Botts.

        The listing standards of the NASDAQ require that our board of directors be composed of a majority of independent directors within one year of listing. Our board of directors currently has four directors whom the board has deemed to be independent (as defined by NASDAQ listing standards) and therefore meets the majority independence requirement.

Committees of the Board of Directors

        Our board of directors has established four committees: an audit committee, a compensation committee, a nominating committee, and a governance committee. Each of the audit committee, compensation committee, nominating committee, and governance committee will be comprised of at least three members.

        The NASDAQ listing standards and SEC rules and regulations require that (i) upon listing, one member of each of the audit and compensation committees be an independent director (as defined by the NASDAQ listing standards and, in the case of the audit committee, SEC rules), (ii) within 90 days of listing, a majority of the members of each such committee be independent directors and (iii) within one year of listing, each such committee be composed entirely of independent directors. Each of the audit and compensation committees is currently composed of at least a majority of independent directors.

        HSW has the right to designate the chairperson of the Nominating and Governance Committee.

Audit Committee

        Messrs. Botts (Chairman), Jones and Kingsbury serve as the members of our audit committee. The board has determined that all of the members of our audit committee are independent directors (as defined by NASDAQ listing standards and SEC rules). In addition, the board has determined that Mr. Botts is an audit committee financial expert (as defined by SEC rules). The principal duties of the audit committee include overseeing the following:

  •
  the qualifications, performance and independence of our independent auditors;

  •
  the integrity of our financial statements and disclosures;

  •
  the performance of our internal audit function and internal controls; and

  •
  our compliance with legal and regulatory requirements.

        Our audit committee shall also prepare the report required by the SEC to be included in our annual proxy statement. Our board of directors has adopted a written charter for the audit committee that is available on our website.

Compensation Committee

        Messrs. Tao (Chairman), Botts and Kingsbury serve as the members of our compensation committee. The board has determined that all of the members of our compensation committee are independent directors (as defined by NASDAQ listing standards). The principal duties of the compensation committee include the following:

  •
  assisting our board of directors in monitoring performance and evaluating compensation of our executive officers; and

  •
  producing an annual report on executive compensation for inclusion in our proxy statement.

        Our board of directors has adopted a written charter for the compensation committee that is available on our website.

Governance Committee

        Messrs. Campbell (Chairman), Botts and Jones serve as the members of our special committee. The board has determined that Mr. Jones and Mr. Botts of our governance committee are independent directors (as defined by NASDAQ listing standards). The principal duties of our governance committee include the following:

  •
  developing and recommending to our board of directors a set of corporate governance principles; and

  •
  resolving conflicts pursuant to the amended and restated consulting agreement with Jeffrey Arnold.

        Our board of directors has adopted a written charter for the governance committee that is available on our website.

Nominating Committee

        Messrs. Kingsbury (Chairman), Tao, and Jones serve as the members of our special committee. The board has determined that Mr. Tull and Mr. Tao of our nominating committee are independent directors (as defined by NASDAQ listing standards). The principal duties of our governance committee include the following:

  •
  Recommending to the board individuals qualified to serve as directors of the Company and on committees of the Board

  •
  Advise and oversee the board with respect to board composition, committees and procedures

        A stockholder wishing to submit a recommendation for a director candidate should send a letter to the our secretary at One Capital City Plaza, 3350 Peachtree Road, Suite 1150, Atlanta, Georgia 30326, U.S.A. The mailing envelope must contain a clear notation that the enclosed letter is a "Director Nominee Recommendation." The letter must be received by us at least 120 days before the date of our proxy statement released to stockholders for the prior years' annual meeting, and must identify the author as a stockholder and provide a brief summary of the candidate's qualifications. Candidates recommended for election to our board of directors must be independent as defined by the applicable requirements of the NASDAQ Stock Market and financially literate, and will be subject to review based on the criteria described above.

Web Access

        We provide access through our website at www.hswinternational.com/ to information relating to our corporate governance, including a copy of each board committee charter, our code of business conduct and ethics, our corporate governance guidelines and other matters impacting our governance principles. You may also contact our chief financial officer for paper copies of these documents free of charge.

Compensation Committee Interlocks and Insider Participation

        None of our executive officers serve as a member of the board of directors or compensation committee of any entity that has one or more of its executive officers serving as a member of our board of directors or compensation committee.

DIRECTOR COMPENSATION

        Our certificate of incorporation and bylaws specifically grant to our board of directors the authority to fix the compensation of the directors. To date, we have not paid any compensation to our directors or established any compensation system for our board of directors. The majority of the members of our board of directors were recently elected at the closing of the merger and we expect that our board of directors will establish a compensation system in the near future.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Introduction

        We are a recently formed company that had limited operations until we completed a merger and related transactions on October 2, 2007. Prior to the merger and related transactions, we entered into a consulting agreement with Jeffrey Arnold, our chairman of the board and an employment agreement with Robert Bicksler, our chief financial officer and chief operating officer. Robert Bicksler resigned from the Company effective October 6, 2007. In addition, Wei Zhou, the president and chief executive officer of INTAC, and David Darnell, the senior vice president and chief financial officer of INTAC previously entered into employment agreements with INTAC that continued after the closing of the merger pursuant to their terms. We have not finalized any other employment agreements with any other executive officers.

        Our compensation committee, consisting of Messrs. Tao, Botts and Tull, had not yet been formed at the time that we entered into the consulting agreement and employment agreements with our executive officers. We expect that our compensation committee will develop a compensation philosophy in the near future, which may differ from the compensation being paid to our current executive officers. The compensation amounts presented in the compensation tables set forth below include compensation paid to Wei Zhou and David Darnell by INTAC.

Elements of Compensation

        During 2007 and 2006, the compensation packages for our named executive officers included four principal elements: base salary, performance based (or guaranteed) cash bonuses, long-term equity incentive awards (which in 2006 consisted of grants of stock options), and limited perquisites and other benefits. These compensation arrangements were agreed to prior to the merger and related transactions and to us becoming a public company. In connection with the merger, we agreed that all INTAC employee benefit plans will remain in effect for a period of at least two years following the merger. Our compensation committee may develop a future compensation philosophy that differs from the compensation agreed to with our current executive officers.

Payments in connection with a change of control or termination

        We have provided protections to Messrs. Zhou and Darnell by including severance provisions in their respective employment agreements. Severance payments will only be paid in the event that we terminate any of Messrs. Bicksler, Zhou or Darnell without cause (as such term is defined in each of their respective employment agreements). In the event of a change in control in HSW International, our consulting agreement with Mr. Arnold provide that any unvested options shall fully vest on the date of the change of control.

        The following table provides summary information concerning compensation paid by us to our chief executive officer, chief financial officer and other executive officers who earned more than $100,000 in salary and bonus for all services rendered in all capacities during the year ended December 31, 2006 and/or December 31, 2007.

Summary Compensation Table(1)

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	All Other Compensation ($)(2)	Total ($)
Jeffrey Arnold President and Chief Executive Officer(3)	2007 2006				10,797,440			$10,797,440
Robert Bicksler Chief Financial Officer and Chief Operating Officer(4)	2007 2006	184,244 225,000			1,687,000		$ $	184,244 1,912,000
Wei Zhou President and Chief Executive Officer of INTAC	2007 2006	120,000 120,000					$ $	120,000 120,000
J. David Darnell Senior Vice President and Chief Financial Officer of INTAC	2007 2006	225,000 175,000	25,000				$ $	225,000 200,000
Henry Adorno Vice Chairman	2007 2006	225,000 180,000			979,550 843,500	180,000 75,000	$ $	1,384,550 1,098,500
Gregory Swayne Chief Operating Officer	2007 2006	158,855			391,820 337,400		$ $	550,675 337,400

(1)
The Summary Compensation Table also includes information on the chief executive officer and chief financial officer of INTAC, our wholly owned subsidiary.

(2)
Other than Henry Adorno, other annual compensation not properly categorized as salary or bonus (e.g., perquisites and other personal benefits) has been omitted for the named executive officers because the aggregate amount of this other annual compensation was less than the lesser of $50,000 or 10% of the total of annual salary and bonuses for the named executive officers in the year ended December 31, 2006 or 2007. Henry Adorno's Other Compensation consisted of a living expense allowance.

(3)
Jeffrey Arnold resigned as our president and chief executive officer on October 2, 2007.

(4)
Robert Bicksler resigned as our Chief Financial Officer and Chief Operating Officer effective October 2, 2007. As a result, Mr. Bicksler's outstanding vested options reduced from 500,000 to 222,222.

Option Grants

Name	Grant Date	All other option awards: number of shares of stock (#)		Exercise or base price of option awards ($/Sh)	Grant date fair value of option awards
Jeffrey Arnold	August 23, 2006	3,200,000		$6.50	10,797,440
Robert Bicksler	August 23, 2006	500,000	(1)	$6.50	1,687,000
Henry Adorno	October 2, 2007	250,000		$7.10	979,550
Gregory Swayne	October 2, 2007	100,000		$7.10	391,820
Henry Adorno	August 23, 2006	250,000		$6.50	843,500
Gregory Swayne	August 23, 2006	100,000		$6.50	337,400

(1)
Robert Bicksler resigned as our Chief Financial Officer and Chief Operating Officer effective October 2, 2007. As a result, Mr. Bicksler's outstanding vested options reduced from 500,000 to 222,222.

Outstanding Equity Awards at Fiscal Year-End

        The following table provides information about the number and value of unexercised options for the named executive officers as of December 31, 2007. No named executive officers exercised any stock options during fiscal year 2006 and no SARs have been granted.

Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Executive incentive plan awards: Number of securities underlying unexercised unearned options (#)	Option exercise price ($)	Option expiration date
Jeffrey Arnold	1,600,000	1,600,000	—	$6.50	2016
Robert Bicksler	222,222	—	—	$6.50	2016
Wei Zhou	—	—	—	—	—
David Darnell	150,000	—	—	$3.50	2009
Henry Adorno	111,111	138,889	—	$7.10	October 2, 2017
Gregory Swayne	44,444	55,556	—	$7.10	October 2, 2017
Henry Adorno	111,111	138,889	—	$6.50	August 23, 2016
Gregory Swayne	44,444	55,556	—	$6.50	August 23, 2016

Consulting and Employment Agreements

Zhou Employment Agreement

        On October 16, 2001, INTAC entered into an employment agreement with Mr. Zhou to serve as INTAC's chief executive officer and president. The initial term of the agreement was effective through October 16, 2004 and the agreement automatically renews for successive one-year terms. Under the agreement, Mr. Zhou receives a base salary of $120,000 per year and is entitled to receive an annual bonus at the discretion of INTAC's board of directors. The agreement with Mr. Zhou may be terminated by INTAC at any time for cause as such term is defined in the employment agreement. However, if Mr. Zhou's employment is terminated by INTAC without cause (as such term is defined in the employment agreement), INTAC is obligated to pay Mr. Zhou compensation earned through the date of termination plus a severance payment equal to 12 months base salary. If Mr. Zhou's employment is terminated for cause, by mutual agreement, or upon death or disability, he will be paid his annual base salary, a lump sum payment for all earned and unused benefits through the date of termination and any vested pension or retirement benefits.

Darnell Employment Agreement

        On June 11, 2002, INTAC entered into an employment agreement with J. David Darnell to serve as INTAC's Senior Vice President and Chief Financial Officer. The initial term of the agreement was effective through June 11, 2005. The agreement automatically renews for successive one-year periods unless INTAC permits the agreement to expire upon the giving of written notice to Mr. Darnell at least 365 days prior to the expiration of the original term or any successive term. INTAC has not provided any such notice to date and, therefore, Mr. Darnell's employment agreement currently is effective through June 11, 2008. Under the agreement, Mr. Darnell receives a base salary of $175,000 per year and a guaranteed annual cash bonus of $25,000. The agreement with Mr. Darnell may be terminated by INTAC at any time for cause as such term is defined in the employment agreement. However, if Mr. Darnell's employment is terminated by INTAC without cause (as such term is defined in the employment agreement), INTAC is obligated to pay Mr. Darnell compensation earned through the date of termination plus a severance payment equal to 12 months base salary from the date of termination payable as if he had remained an employee of INTAC plus the amount of the guaranteed annual cash bonus that would have accrued had he remained with INTAC through the first anniversary of the date of termination. If Mr. Darnell's employment is terminated for cause, by mutual agreement, or upon death or disability, he will be paid his annual base salary and a lump sum payment for all earned and unused benefits, in each case through the date of termination, plus his annual guaranteed cash bonus earned as of the date of termination (prorated for any year less than a full calendar year), and any vested pension or retirement plan.

Arnold Consulting Agreement

        On August 23, 2006, we entered into an amended and restated consulting agreement with Mr. Arnold. The consulting agreement has a term of two (2) years and permits Mr. Arnold to engage in non-competitive employment or consulting activities, including specifically activities for and on behalf of HSW and Convex. Mr. Arnold is prohibited from competing with us in our territories during the term of the consulting agreement and for a period of one year thereafter. The consulting agreement provides that Mr. Arnold is obligated to notify either HSW or us of any corporate opportunities that may benefit us as well as HSW or Convex or all of them, and HSW and us will thereafter determine how to act upon such opportunity.

        As compensation for his consulting services, we granted Mr. Arnold a ten year option to acquire 3,000,000 shares of HSW International's common stock, which grant was made on August 23, 2006. The consulting agreement also provides that we will grant options to acquire an additional 1,000,000 shares to one or more individuals in the eligible grantee group, which includes Mr. Arnold. The consulting agreement further provides that Mr. Arnold shall recommend to us a suggested manner of allocating the additional options, and we granted 1,000,000 options based on Mr. Arnold's suggestion on August 23, 2006. All of the options granted under the consulting agreement have a per share exercise price of $6.50, the fair market value on the date of grant. Fifty percent (50%) of Mr. Arnold's options vested on the grant date and the remaining fifty percent (50%) will vest on the second anniversary of the effective date of the consulting agreement.

        In the event that Mr. Arnold is terminated for cause under the consulting agreement, any unvested options shall terminate with the termination of the consulting agreement. Cause is defined in the consulting agreement as (i) conviction of, or plea of nolo contendere to, a felony that results in material damage to our business or reputation, (ii) gross misconduct that results in material damage to our business or reputation, (iii) act of dishonesty or fraud in connection with the performance of his responsibilities with the intention that such act results in improper and substantial personal enrichment, (iv) violation or breach of any contractual duty that results in substantial monetary harm to us or any fiduciary duty owed to us. Cause shall not exist under (iv) if such act is done by Mr. Arnold in the good faith belief that it would be beneficial to us or failure to act is done in the good faith belief that the act would be materially harmful to us.

        If a change of control (as defined in our equity incentive plan) of the company shall occur during the term of the consulting agreement, any unvested options shall fully vest as of the date of the change in control. To the extent vested, the options shall be irrevocable and may be exercised by Mr. Arnold's heirs or estate.

Equity Compensation Plan Information

        We have adopted the HSW International 2006 Equity Incentive Plan that provides for the issuance of up to 8,000,000 shares of our common stock to our employees, directors, and consultants. The plan permits us to issue stock options, restricted stock, restricted stock units, stock appreciation rights, and other forms of equity compensation. Generally, the exercise price per share cannot be less than 100% of the "fair market value" per share of our common stock on the date of grant. In the case of an ISO, if the proposed optionee owns more than 10% of the total combined voting power of all classes of our outstanding stock at the time of grant, the option price may not be less than 110% of the fair market value per share.

        In the case of an ISO, the term of the option will be ten years from the date of grant or such shorter term as may be provided in the award agreement. However, in the case of an ISO granted to an optionee who, at the time the ISO is granted, owns stock representing more than 10% of our total combined voting power, the term of the ISO will be five years from the date of grant or such shorter term as may be provided in the award agreement.

        If a participant ceases to be our employee, director or consultant (other than as a result of death or disability), any option will remain exercisable for three months following such termination, unless the award agreement provides otherwise. Unless otherwise provided in the award agreement, if on the date of termination the participant is not vested as to his or her entire option, any unvested portion of the option will revert to the plan. If a participant ceases to be an employee, director or consultant as a result of death or disability, any option will remain open for a period of twelve months following such termination, unless the award agreement provides otherwise. Unless otherwise provided in the award agreement, if on the date of termination, the participant is not vested as to his or her entire option, any unvested portion of the option will revert to the plan. In the event of our change of control, vesting of outstanding awards fully accelerates unless the successor entity assumes, or provides new awards in substitution for, outstanding awards.

        The plan contains provisions concerning adjustments to the outstanding awards in the case of dividends, recapitalization, reorganizations, stock splits, mergers, consolidations and other changes in our corporate structure.

        The plan is administered by our board of directors, or a committee of the board satisfying any applicable laws. The board or such committee determines the recipients of awards, the amount of awards, and other terms and conditions of the awards, including exercise price, vesting, term and type of award.

        On August 23, 2006, we granted stock options covering 6,337,500 shares (including options covering 3,200,000 shares to Jeff Arnold and options covering 800,000 shares to individuals selected by Jeff Arnold, and options covering 500,000 shares to Robert C. Bicksler). In October 2007, we granted 730,000 additional options and Mr. Bicksler forfeited 277,778 options as a result of resignation, leaving 1,210,278 shares available for future use.

        As of the consummation of the merger, we also assumed all outstanding stock options to purchase shares of INTAC common stock granted under the INTAC 2001 Long Term Incentive Plan. The terms and conditions of the assumed options will remain unchanged as a result of the assumption except that, (i) upon exercise, the optionholder shall receive one share of our common stock for every one share of INTAC common stock that the optionholder otherwise would have been entitled to receive and (ii) unvested stock options held by the INTAC non-employee directors (Messrs. Botts, Jones, Stein and Weil) immediately vested as to all of the covered shares on the effective date of the merger. The aggregate dollar value of unvested stock options accelerated due to the merger for these four persons is $52,500, based on the closing price of HSW International common stock on December 17, 2007.

RELATED PARTY TRANSACTIONS

Agreements relating to the merger and related transactions

Merger Agreement

        Pursuant to the merger agreement, merger sub, our wholly owned subsidiary merged with and into INTAC with INTAC as the surviving corporation and our wholly owned subsidiary. Under the terms of the merger agreement, the former holders of INTAC common stock received one share of our common stock in exchange for each of their shares of INTAC common stock.

Contribution Agreements

        Pursuant to the terms of two contribution agreements, HSW contributed the content (owned by or licensed to HSW) to us by granting to us a perpetual, fully paid up, royalty-free, sublicensable, exclusive license in the territories to the content, which specifically consist of the right to render Chinese and Portuguese translations of, the right to publish or use any or all actual renderings in the translation languages and all such actual renderings, of such licensed and sublicensed content, including derivative works, solely in digital and/or electronic form. Notwithstanding the foregoing, all sublicensed content is subject to the terms, conditions and restrictions set forth in the applicable third party licenses from which the sublicensed content is sublicensed. HSW is the sole and exclusive owner of the licensed content, the applicable third party licensors are the sole and exclusive owners of the applicable sublicensed content and we are the sole and exclusive owner of the content, subject to HSW and its licensors rights in the underlying content.

        HSW also granted to us a limited, perpetual, fully paid up, royalty-free, non-sublicensable, non-transferable, exclusive license in the territories to (i) use the content solely for purposes of translating it into the translation languages; and (ii) use limited excerpts of the licensed content translated into the translation languages in print format with limited distribution to businesses solely for purposes of marketing, business development, financings and other similar legitimate business purposes, provided that any such limited print excerpts are not distributed publicly.

        HSW may terminate the licenses granted in the paragraph immediately above in either of the territories upon written notice to us if: (i) we file a petition for bankruptcy or are adjudicated bankrupt, (ii) a petition in bankruptcy is filed against us and this petition is not dismissed within ninety calendar days, (iii) we become insolvent or make an assignment for the benefit of our creditors or an arrangement for our creditors pursuant to any bankruptcy law; (iv) we discontinue the business that is covered by either of the contribution agreements; (v) a receiver is appointed for us or our business; or (vi) we are in material breach of any of the terms or conditions set forth in either of the contribution agreements, which breach remains uncured thirty days after written notice of such breach from HSW so long as such material breach was not caused by any action or inaction of HSW, and HSW did not prevent or limit our attempts to cure such breach.

Update Agreement

        Pursuant to the terms of an update agreement, HSW will provide all updates (i.e., modifications and new content) to us for our purchase. With respect to updated content that we elect to purchase, HSW will grant to us the same license rights as those granted pursuant to the contribution agreements with respect to any updates to the content licensed pursuant to the contribution agreement for a fee equal to (i) one percent per territory of HSW's fully allocated costs directly attributable to producing the updates purchased by us and (ii) HSW's actual cost in transferring the purchased updates to us, plus (iii) five percent of (i) and (ii) above. Sublicensed content restrictions, ownership rights and termination rights are the same as those granted pursuant to the contribution agreements. HSW may suspend its obligation to provide updates to us if we fail to pay any update fee for 90 days after such fee was due or if we become insolvent.

Services Agreement

        Pursuant to the terms of a services agreement, upon our written request, HSW will provide the following services to us or Intac International Management Consultancy (Beijing) Co., Ltd., as reasonably designated by us: (i) translating the content into the translation languages, (ii) designing and developing our Internet sites for the territories; (iii) providing the technology for establishing, operation and use of such Internet sites; (iv) providing support and consulting concerning the hosting, operation, and display of such Internet sites; (v) securing the registration and maintaining the domain names for such Internet sites; and (vi) providing other services reasonably agreed to by the parties as necessary to develop, operate and maintain such Internet sites. We will pay HSW a fee equal to HSW's fully allocated costs in providing the services. The term of the services agreement is for a period of 18 months beginning the date of the contribution agreements. The services agreement may be terminated earlier if the parties mutually agree that we are able to perform the services on our own behalf, and we may terminate any or all services upon 30 days written notice to HSW. HSW may suspend any service to us if we fail to pay the fee for such service for 90 days after such fee was due. As a result of the merger of HSW and Discovery Communications, LLC, the Services Agreement was amended. Under a revised agreement, HSW will license to HSW International the software code for the HSW's publishing platform at no additional cost and HSW is no longer obligated to provide services to HSW International as provided in the original agreement.

Letter Agreement

        Pursuant to the terms of a letter agreement, we will have the option to acquire the exclusive digital publishing rights for the content in India and Russia on the same terms and conditions as those with respect to China and Brazil under the contribution agreements and the update agreement. We will have the right to exercise this option until April 2, 2009. In the event that we exercise this option, a limited partnership or limited liability company will be formed, and we will, and will also cause INTAC to, contribute all of their respective assets to the formed entity. In exchange, we and INTAC will receive in the aggregate a number of units in the formed entity equal to the total number of shares of our common stock then outstanding. The number of units to be received by us and INTAC will be allocated based on the relative fair market value of their assets contributed to the formed entity. HSW will contribute the exclusive digital publishing rights for the content in India and Russia to the formed entity and receive 6,000,000 units in the formed entity. HSW will have the right to exchange any or all of its units for shares of our common stock. Income and loss of the formed entity will be allocated among the parties on a pro rata basis. Upon the issuance of any shares of our common stock, we will be issued from the formed entity one additional unit for each share of our common stock issued. In exchange, we will transfer to the formal entity the net proceeds (if any) received by us upon the issuance of such shares. As a result of the consummation of the HSW and Discovery merger, the India/Russia option may be tolled. The agreement was amended to provide that HSW International's option to acquire the exclusive digital publishing rights for HSW's content in India and Russia cannot be exercised for so long as the issuance of securities in connection with such exercise would result in HSW's ownership of HSW International, directly or indirectly, exceeding 50%; provided that the option shall be extended for any time period during which it cannot be exercised in accordance with the foregoing.

Trademark License Agreement

        A trademark side letter dated April 20, 2006, between HSW and HSWI International will be amended to provide that the license fee will be 2% of HSWI International's net revenue derived from use of the licensed name and marks in the Territory, up to a limit of $100,000 annually for the Territory, and that HSWI International shall have the right to an option to an exclusive license from HSW for use of HSW's name and other marks in India and Russia, which right must be exercised at the same time the option contemplated by the India and Russia Side Letter Agreement is exercised and for which the license fee will be 2% of HSWI International's net revenue derived from use of the licensed name and marks in India and Russia, up to an aggregate limit of $100,000 annually for India and Russia.

Stockholders Agreement

        Transfer Restrictions.    HSW may not make or solicit any sale of, or create, incur or assume any encumbrance with respect to, our common stock issued to it pursuant to the asset contribution (referred to in this prospectus as the HSW asset contribution stock) during the period ending (i) 12 months after the closing of the merger with respect to one-third of the shares of HSW asset contribution stock, (ii) 18 months after the closing of the merger with respect to the next one-third of the shares of HSW asset contribution stock and (iii) 24 months after the closing of the merger with respect to the remaining one-third of the shares of HSW asset contribution stock (referred to in this prospectus as the applicable restricted period), except that during the applicable restricted period HSW may make or solicit a sale to a permitted transferee. No sale of HSW asset contribution stock to a permitted transferee will be effective if it was a purpose of such transfer to circumvent the restrictions above. Mr. Zhou may not make or solicit any sale or create, incur or assume any encumbrance with respect to at least 4 million shares of our common stock issued to him pursuant to the merger for a period of 12 months after the closing of the merger.

        Corporate Governance.    HSW International, HSW and Wei Zhou have entered into a First Amendment to Amended and Restated Stockholders Agreement. HSW will have the right to designate three directors of HSW International (one of whom shall be an independent director), and HSW will have the right to designate the chairperson of the Nominating and Governance Committee. All shares of HSW International owned by HSW in excess of 45% of the outstanding shares of HSW International as of any applicable record date, if any, shall be voted in exact proportion to the vote of HSW International stockholders other than HSW. HSW will have the right to vote in its discretion its shares of HSW International up to and including 45% of the outstanding shares of HSW International as of any applicable record date.

        The three HSW designated members include Jeffrey Arnold, Arthur Kingsbury, and Bruce Campbell. The remaining board members include Henry N. Adorno, Boland T. Jones, Kai-Shing Tao, and Theodore P. Botts.

        Additional Content.    If we acquire any rights in any text, images, designs, graphics, artwork or other content (referred to in this prospectus as the additional content), we will use commercially reasonable efforts to obtain, as a part of such acquisition, (i) the worldwide digital publishing rights to such additional content and (ii) digital publishing rights for HSW in respect of such additional content for use outside the territories ((i) and (ii), referred to in this prospectus as the additional rights). Notwithstanding the foregoing, we will not be required to pay or be obligated to incur additional fees or costs for additional rights obtained for HSW unless HSW agrees to bear such additional fees and/or costs.

        Non-Competition.    We agree that, during the term of the stockholders agreement, we will not, and will use our best efforts to cause each of our subsidiaries to not, within the United States, (a) enter into any agreement with, hold any equity or financial interest in, or permit our name or any part thereof to be associated in business with, any person that provides any services or products that compete with any services or products of HSW in the United States, or (b) otherwise provide any services or products that compete with any services or products of HSW in the United States, except with the prior written consent of HSW.

        Termination.    The stockholders agreement may be terminated by written agreement of all parties with rights under the stockholders agreement, or upon the expiration of (i) all rights created pursuant to the stockholders agreement and (ii) all applicable statutes of limitations applicable to the enforcement of claims under the stockholders agreement, except that our right to participate in other markets transactions and HSW's rights to any additional content will terminate three years after the date of the stockholders agreement. The rights of HSW or Mr. Zhou, as applicable, pursuant to the provisions regarding transfer restrictions and corporate governance will terminate on the date HSW or Mr. Zhou, as applicable, beneficially owns less than 10% of our common stock on a fully diluted basis. Prior to the closing of the merger on October 2, 2007, Mr. Zhou gifted 3,950,000 INTAC shares to Regent Ford Holdings, Ltd., which effectively, at closing, lowered his ownership of HSW International's common stock to less than 10% on a fully diluted basis. As a result Mr. Zhou's rights pursuant to the provisions regarding transfer restrictions and corporate governance were terminated. The transfer restrictions will terminate upon a change of control of us or a sale of all or substantially all of our assets.

Share Purchase Agreement

        Immediately prior to the merger, and pursuant to a share purchase agreement, INTAC Holdings sold all the issued and outstanding shares of Global Creative International Limited, INTAC Telecommunications Limited, INTAC Deutschland GmbH, and FUTAC Group Limited (collectively known as the "distribution companies"), each a wholly owned subsidiary of INTAC Holdings, and INTAC Trading transferred its rights and control with respect to Meidi Technology to Cyber, a corporation wholly-owned by Mr. Zhou. The former distribution/ telecommunications segment of INTAC's business, which consisted of the distribution of wireless handset products and the sale of prepaid calling cards, was conducted in whole by the distribution companies. In exchange, Mr. Zhou transferred 3,000,000 shares of INTAC common stock to INTAC Holdings.

        Any and all amounts paid on the receivables balance due from Lam Ching Wing on or after the execution of the share purchase agreement until the closing of the merger were paid into a receivables escrow account. Any and all expenditures incurred by the distribution companies during the same period were paid out of the receivables escrow account. Upon closing of the merger, any funds remaining in the receivables escrow account were paid to Cyber.

        Mr. Zhou also placed 1,000,000 shares of our common stock in a payables escrow at the closing of the merger. INTAC provided a representation and warranty under the merger agreement that there was no third party debt or payables upon closing under the merger agreement other than debts and payables incurred in connection with the merger and in the ordinary course of business (other than the distribution/telecommunications business). If there is a breach of such representation and warranty by INTAC under the merger agreement, Mr. Zhou shall be responsible for paying, in cash, the amount of any losses, damages, costs and expenses arising out of such breach. If Mr. Zhou fails to pay such amount to INTAC in cash, INTAC and/or HSW International may call on the shares placed in the payables escrow. The number of shares to be called shall equal to the amount due from Mr. Zhou divided by the per-share closing market price of our common stock on the date that such right is exercised.

        At the closing of the share purchase agreement, all guaranties provided by INTAC, INTAC Holdings, and their affiliates with respect to liabilities of the distribution companies or [Meidi Technologies], including, without limitation, the guarantee provided by INTAC Holdings in favor of Delta One Holland for amounts owed by INTAC Telecommunications were terminated.

Registration Rights Agreements

        In connection with the merger, we also entered into a registration rights agreement with HSW and Wei Zhou that provides that each of HSW and Wei Zhou shall have the right to make three requests to us to register shares held by them on Form S-3, and unlimited requests to us to include shares held by them on other registration statements filed by us. We will also make available to other "affiliates" of INTAC the same registration rights pursuant to the form affiliate registration rights agreement.

Stock Purchase Agreements

        In connection with the merger, Ashford Capital Management, Inc. (one of the American investors), which held approximately 5.3% of INTAC's common stock prior to the merger, purchased 456,621 shares of our common stock for a price per share equal to $6.57, subject to adjustment on the eleventh trading day after this registration statement becomes effective. The terms of the stock purchase were the same as the other American investors.

        In connection with the merger, DWS Finanz-Service GmbH (one of the European investors) has agreed to purchase $16,000,000 of our common stock on the eleventh trading day after the registration statement, of which this prospectus forms a part, is declared effective by the SEC. The purchase price for the common stock will be the lesser of $6.57 or 90% of the 10 trading day volume weighted average price of our common stock commencing on the first trading day following the date on which the registration statement, of which this prospectus is a part, is declared effective by the SEC. The terms of the stock purchase were the same as the other European investors (with one investor subject to an additional provision that if the per share purchase price calculated is greater than the highest trading price of our common stock on the closing date of the purchase, then the per share purchase price will be adjusted to be such highest trading price). Deutsche Bank Aktlengesellschaft, an affiliate of DWS Finanz-Service GmbH, owned approximately 8.8% of INTAC's common stock prior to the merger.

Interests of Directors and Executive Officers in the Merger and Distribution Business Sale

        Under the terms of the merger agreement, all outstanding options to purchase INTAC common stock existing at the time of the completion of the merger, including those held by executive officers and directors of INTAC, were assumed by HSW International and became options to purchase HSW International common stock. However, outstanding stock options held by Messrs. Botts, Jones, Stein and Weil (former INTAC directors) vested in full at the consummation of the merger. The aggregate dollar value of unvested stock options accelerated due to the merger for these four directors is $52,500, based on the closing price of HSW International common stock on December 17, 2007.

        Mr. Zhou is the CEO, President, Treasurer and a director of INTAC. As of September 30, 2005 and December 31, 2004, Mr. Zhou had made net advances to INTAC amounting to $116,661 and $115,664, respectively.

BENEFICIAL OWNERSHIP INFORMATION

        The following table shows the beneficial ownership of our common stock as of January 4, 2008 held by (i) each person known to us to be the beneficial owner of more than 5% of our common stock; (ii) each director; (iii) each named executive officer; and (iv) all directors and executive officers as a group. The address of each executive officer and director is c/o HSW International, Inc., One Capital City Plaza, 3350 Peachtree Road, Suite 1150, Atlanta, Georgia 30326 U.S.A.

Name of Beneficial Owners	Number of Shares Beneficially Owned(1)	Percentage of Ownership(2)
HowStuffWorks, Inc.(3) One Capital City Plaza 3350 Peachtree Road, Suite 1500 Atlanta, Georgia 30326 U.S.A.	23,190,727	39.8%
Deutsche Bank Aktlengesellschaft(4) Taunusanlage 12, D-60325 Frankfurt am Main Federal Republic of Germany	4,452,435	7.6%
Regent Ford Holdings, Ltd 20th Floor, Golden Centre 188 Des Voeux Road Central Hong Kong, China	3,950,000	6.8%
Executive Officers and Directors:
Wei Zhou(3)	5,000,000	8.6%
Jeffrey Arnold(5)	1,610,000	2.8%
Henry Adorno(6)	291,667	*
David Darnell(7)	184,000	*
Ted Botts(8)	100,000	*
Greg Swayne(9)	100,000	*
Kai-Shing Tao	111,100	*
All Executive Officers and Directors as a Group	7,396,767	12.7%

    *
    Represents less than 1%

    (1)
    Pursuant to the rules of the SEC, a person or group is deemed to have "beneficial ownership" of any shares with regard to which such person or group has or shares voting or investment power or has or shares the right to acquire such power within 60 days, such as pursuant to the conversion or exchange of securities or the exercise of stock options or warrants. For purposes of computing the percentage of outstanding shares held by any person or group of persons, shares that such person or group has the right to acquire within 60 days are deemed to be outstanding for the purpose of computing the percentage ownership of such person or group but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person or group.

    (2)
    Based on 46,306,107 shares of our common stock outstanding on January 4, 2008, 3,279,431 options and warrants as described in Note (1), and 8,715,645 shares, the estimate of the number of shares to be issued to the European Investors, and to the American Investors for the adjustment in the number of shares based on the purchase price formula.

    (3)
    Includes 22,940,727 shares of our common stock and 250,000 exercisable warrants beneficially owned by HowStuffWorks, Inc.

    (4)
    Includes 2,017,123 shares of our common stock to be beneficially owned by Deutsche Bank Aktlengesellschaft and 2,435,312 shares of our common stock to be purchased (assuming at the public announcement price) by DWS pursuant to the DWS stock purchase.

    (5)
    Includes 1,600,000 shares of our common stock that may be acquired upon the exercise of options that are exercisable within 60 days of November 2, 2007, and 10,000 shares owned directly by Mr. Arnold.

    (6)
    Includes 291,667 options that are exercisable within 60 days of January 4, 2008.

    (7)
    Includes 34,000 shares owned by Mr. Darnell and 150,000 options that are currently exercisable.

    (8)
    Includes 100,000 options currently exercisable.

    (9)
    Includes 100,000 options that are exercisable within 60 days of January 4, 2008.

REGISTRATION RIGHTS

        In connection with the American investors stock purchase, the American investors were granted registration rights for the shares of HSW International common stock received by them. The registration rights agreement requires HSW International to file a shelf registration statement covering the resale of the shares purchased by American investors under the American investors stock purchase within 90 days of the closing of the American investors stock purchase and that such shelf registration statement will become effective within 180 days of the closing. In the event, the shelf registration statement is not effective within 180 days of closing, subject to limited exceptions, HSW International is required to pay to American investors a monthly cash penalty equal to 0.5% of the $22.5 million received by HSW International under the American investors stock purchase agreements.

        Under the registration rights agreement American investors shall also be able to participate in underwritten registered offerings of the HSW International. HSW International will be responsible for all expenses incurred in filing and maintaining the shelf registration statement. The registration rights agreement includes obligations of HSW International relating to the registration procedures and mutual indemnification provisions among the parties.

DESCRIPTION OF HSW INTERNATIONAL CAPITAL STOCK

        The following summary of the capital stock of HSW International is subject in all respects to applicable Delaware law, the HSW International Amended and Restated Certificate of Incorporation and the HSW International Amended and Restated By-laws.

        The total authorized shares of capital stock of HSW International currently consists of (1) 200,000,000 shares of common stock, par value $0.001 per share, and (2) 10,000,000 shares of preferred stock, par value $0.001 per share. At the close of business on January 4, 2008, 46,306,107 shares of our common stock were issued and outstanding and no shares of our preferred stock were issued and outstanding.

Common Stock

        Each share of our common stock entitles the holder to receive notice of and to attend all meetings of our stockholders with the entitlement to one vote. Holders of common stock are entitled, subject to the rights, privileges, restrictions and conditions attaching to any other class of shares ranking in priority to the common stock, to receive any dividend declared by the board of directors. If the Company is voluntarily or involuntarily liquidated, dissolved or wound-up, the holders of common stock will be entitled to receive, after distribution in full of the preferential amounts, if any, all of the remaining assets available for distribution ratably in proportion to the number of shares of common stock held by them. Holders of common stock have no pre-emptive, subscription, redemption or conversion rights. Our outstanding shares of common stock are fully paid and nonassessable. The rights, preferences and privileges of holders of shares of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

        Our board of directors is authorized to provide for the issuance from time to time of preferred stock in series and, as to each series, to fix the designation, the dividend rate, preferences and relative dividend participation or other rights thereof, including dividend rights, conversion rights, voting rights, redemption terms and liquidation preferences, and the restrictions on the issue or reissue of additional preferred stock. Cumulative dividends, dividend preferences and conversion, exchange and redemption provisions, to the extent that some or all of these features may be present when shares of our preferred stock are issued, could have an adverse effect on the availability of earnings for distribution to the holders of our common stock or for other corporate purposes. The actual effect of the issuance of our preferred stock upon the rights of holders of our common stock is unknown until our board of directors determines the specific rights of owners of a particular series of preferred stock. Issuance in connection with a stockholder rights plan or other takeover defense could have the effect of making it more difficult for a third party to acquire, of discouraging a third party from acquiring, control of our common stock. We have no current plans to issue any shares of preferred stock.

Delaware Anti-Takeover Law and Certain Provisions of our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

        Under Delaware law, we may not engage in any "business combination" with any interested stockholder (generally, a 15% or greater stockholder) for a period of three years following the time that the stockholder became an interested stockholder, unless:

  •
  prior to that time our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

  •
  upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our outstanding voting stock at the time the transaction commenced, excluding in the determination of the outstanding voting stock those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares subject to the plan will be tendered in a tender or exchange offer; or

  •
  at or subsequent to the time the business combination is approved by our board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of our outstanding voting stock which is not owned by the interested stockholder.

        Our amended and restated certificate of incorporation and our amended and restated bylaws do not contain a provision electing not to be governed by these restrictions so these restrictions will generally apply.

        Under Delaware law, a "business combination" includes:

  •
  any merger or consolidation of us or any majority owned subsidiary of us with (i) the interested stockholder, or (ii) any other corporation or other entity if the merger or consolidation is caused by the interested stockholder and as a result of the merger or consolidation the business combination provisions of Delaware law do not apply to the surviving entity;

  •
  any sale or other disposition (except proportionally as a stockholder of the corporation) to or with the interested stockholder, of assets of the corporation or of any majority owned subsidiary of us which assets have an aggregate market value equal to 10% of more of either the aggregate market value of all of our assets determined on a consolidated basis or the aggregate market value of all our outstanding stock;

  •
  any transaction which results in the issuance or transfer by us or by any majority owned subsidiary of us of any of our stock or stock of our subsidiary to the interested stockholder, except: (i) pursuant to the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into our stock or stock of such subsidiary which securities were outstanding prior to the time that the interested stockholder became an interested stockholder, (ii) pursuant to a merger with a wholly owned subsidiary of us, (iii) pursuant to a dividend or distribution paid or made, or the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into our stock or stock of such subsidiary which security is distributed, pro rata to all holders of a class or series of our stock subsequent to the time the interested stockholder became an interested stockholder, (iv) pursuant to an exchange offer by us to purchase stock made on the same terms to all holders of the stock; or (v) any issuance or transfer of stock by us, except that in no case under items (iii) (v) above shall there be an increase in the interested stockholder's proportionate share of the stock of any class or series of us or of our voting stock;

  •
  any transaction involving us or any majority owned subsidiary of us which has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of us or of such subsidiary which is owned by the interested stockholder, except as a result of immaterial changes due to fractional share adjustments or as a result of any purchase or redemption of any shares of stock not caused, directly or indirectly, by the interested stockholder; or

  •
  any receipt by the interested stockholder of the benefit (except proportionately as a stockholder of the corporation) of any loans, advances, guarantees, pledges or other financial benefits (other than those expressly permitted) provided by or through us or any majority owned subsidiary.

        In addition, our amended and restated certificate of incorporation and amended and restated bylaws contain certain anti-takeover provisions, including but not limited to the following provisions:

  •
  only our board of directors may call special meetings of our stockholders;

  •
  our stockholders may take action only at a meeting of our stockholders and not by written consent;

  •
  we have authorized undesignated preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval; and

  •
  we require advance notice for stockholder proposals of not less than 60 nor more than 90 days prior to a meeting at which stockholder proposals may be introduced.

        Our stockholders agreement also gives HSW and Mr. Zhou the right to designate nominees to our board of directors, and each of HSW and Mr. Zhou has agreed to vote all shares of the our common stock held by them in favor of the election of their designated directors.

LEGAL MATTERS

        The legality of HSW International common stock offered by this prospectus will be passed upon for HSW International by Greenberg Traurig, LLP.

EXPERTS

        The consolidated financial statements of INTAC appearing in INTAC's Annual Report on Form 10-K for the year ended September 30, 2006, the nine month period ended September 30, 2005 and the year ended December 31, 2004, and INTAC management's assessment of the effectiveness of internal control over financial reporting as of September 30, 2006, included therein, have been audited by KBA Group LLP, an independent registered public accounting firm, as set forth in their reports thereon, included therein and incorporated herein by reference. Such consolidated financial statements and management's assessment are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

        The consolidated financial statements of INTAC for the year ended September 30, 2007, included therein, have been audited by Chapman, Hext & CO., P.C., an independent registered public accounting firm, as set forth in their reports thereon, included herein. Such consolidated financial statements are included herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

        The consolidated financial statements of HSW International for the year ended December 31, 2006, included therein, have been audited by W.T. Uniack & Co. CPA's P.C., an independent registered public accounting firm, as set forth in their reports thereon, included herein. Such consolidated financial statements are included herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        Prior to the date hereof, we were not required to file reports with the SEC. INTAC filed annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy this proxy statement/prospectus and all future materials HSW International files with the SEC and any reports, statements or other information that INTAC files with the SEC at the SEC's public reference room at the following location:

Public Reference Room
100 F Street, N.W.
Room 1580
Washington, D.C. 20549

        Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. These SEC filings are also available to the public from commercial document retrieval services and at the website maintained by the SEC at "http://www.sec.gov".

        You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different from what is contained in this prospectus. You should assume that the information in this prospectus is accurate only as of January 16, 2008.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S REPORT

June 14, 2007

To the Board of Directors and Shareholders of HSW International, Inc. (HSWI) Atlanta, Georgia

        We have audited the accompanying consolidated balance sheet of HSWI (a Delaware corporation) and subsidiaries as of December 31, 2006, and the related consolidated statements of operations, stockholder's deficit and cash flows for the period March 14-inception-and through the year ended December 31, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of HSWI and subsidiaries as of December 31, 2006, and the results of its operations and cash flows for the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

        The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has suffered recurring losses and has a net capital deficiency. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 12. The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

W.T. UNIACK & CO. CPA'S P.C.
Certified Public Accountants
Atlanta, Georgia

HSW INTERNATIONAL, INC.

CONSOLIDATED BALANCE SHEET

December 31, 2006
ASSETS
Cash	$233,262
Prepaid expenses & other current assets	56,923
Total current assets	290,185
Capitalized transaction costs	1,347,079
Property and equipment, net	110,994
Intangible Assets	168,800
Total assets	$1,917,058
LIABILITIES
Accounts payable & accrued expenses	287,571
Affiliated party loan	195,848
Advances from shareholder	4,328,411
Total liabilities	4,811,830
STOCKHOLDERS' DEFICIT
Common stock (200,000,000 authorized, 10 issued and outstanding, par value $.001)	—
Preferred stock (10,000,000 authorized, 0 issued and outstanding par value $.001)	—
Additional Paid-in-Capital	9,810,987
Accumulated Deficit	(12,705,759)
Total stockholders' deficit	(2,894,772)
Total liabilities and stockholders' deficit	$1,917,058

The accompanying notes are an integral part of these financial statements.

HSW INTERNATIONAL, INC.

STATEMENT OF OPERATIONS

For the period from March 14, 2006 (date of inception) to December 31, 2006

For the Period from Inception to December 31, 2006
Operating expenses
Selling, general and administrative	$12,556,817
Operating expenses	12,556,817
Loss from operations	(12,556,817)
Other Income
Interest and other expense	(148,942)
Net Loss before income taxes	(12,705,759)
Provision for income taxes	—
Net loss	$(12,705,759)
Basic and diluted weighted average shares outstanding	10
Net loss per basic and diluted share	$(1,270,576)

The accompanying notes are an integral part of these financial statements.

HSW INTERNATIONAL, INC.

STATEMENT OF STOCKHOLDER'S DEFICIT

For the period March 14, 2006 (date of inception) to December 31, 2006

	Common Stock
			Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Deficit
	Shares	Amount
Net loss	—	—	—	$(12,705,759)	(12,705,759)
Issuance of shares at inception	10	—	—	—	—
Issuance of stock options	—	—	$9,810,987	—	9,810,987
Balances, at December 31, 2006	10	$—	$9,810,987	$(12,705,759)	$(2,894,772)

The accompanying notes are an integral part of these financial statements.

HSW INTERNATIONAL, INC.

STATEMENT OF CASH FLOWS

For the period March 14, 2006 (date of inception) to December 31, 2006

Cash flows from operating activities
Net loss	$(12,705,759)
Adjustments to reconcile net loss to uses of operating cash flows
Stock based compensation	9,810,987
Depreciation and amortization	3,900
Changes in accounts payable and accrued expenses	256,474
Changes in other assets and prepaid expenses	(56,922)
Cash used in operating activities	(2,691,320)
Cash used in investing activities
Purchases of fixed assets and software	(114,894)
Investment in content translation	(168,800)
Merger related costs	(1,315,983)
Cash used in investing activities	(1,599,677)
Cash used in financing activities
Shareholder advance	4,328,411
Related party loan	195,848
Cash provided by financing activities	4,524,259
Net change in cash and cash equivalents	233,262
Cash and cash equivalents at the beginning of the period	—
Cash and cash equivalents at the end of the period	$233,262

The accompanying notes are an integral part of these financial statements

HSW INTERNATIONAL, INC.

Notes to Financial Statements

1.    DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

        HSW International, Inc. ("HSW International") was incorporated in Georgia on March 14, 2006. The sole shareholder at the date of incorporation and December 31, 2006 was HowStuffWorks, Inc. (the "Parent" or "HSW"). HSW is a privately-held online publishing company founded in 1999 that provides objective and useful information for people to learn about the world around them and make informed decisions. HSW's website, HowStuffWorks.com, offers in-depth, easy-to-understand explanations, expert product reviews, comprehensive buying guides and informational videos, simplifying thousands of topics in the areas of health, science, travel, automotive, electronics, consumer products and many other areas.

        HSW International was formed on March 14, 2006, as a wholly owned subsidiary of HSW in order to effect the merger with INTAC. Upon completion of the merger, HSW International will enter the online publishing markets in China and Brazil. HSW International will do so utilizing the combination of contributed assets from HSW with the relationships, core competences, and knowledge of the Chinese markets developed by INTAC. HSW International has limited operations with zero revenue during 2006.

        The consolidated financial statements include the accounts of HSWI and our wholly-owned subsidiary, HSW Brazil LLC ("HSW Brazil"). All intercompany balances and transactions have been eliminated. Net losses from HSW Brazil in 2006 were $859,574.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Going Concern:

        Due to the start up nature of HSW International, zero revenues were recorded in 2006 while recording $12.7 million of expenses, which included $9.8 million of non cash stock based compensation expense resulting in $2.9 million of cash used in operating activities. As further described in Note 12, if the Merger as described in Note 3 does not close, there is substantial doubt HSW International's ability to continue as a going concern. The accompanying financial statements do not include any adjustments to the amounts and classification of assets and liabilities that would result if HSW International is unable to continue as a going concern for a reasonable period of time.

Concentration of credit risk:

        Our cash is potentially subject to concentration of credit risk. The $233,262 of cash in the balance sheet represents cash denominated in Brazilian Reais placed with a financial institution that management believes is of high credit quality. The Reais remained relatively stable compared to the US dollar during 2006 and management believes HSW International is not exposed to significant risk; however the cash balance is subject to potential devaluation of the Reais to the US Dollar.

Cash and cash equivalents:

        Cash and cash equivalents are short-term, highly liquid investments with original or remaining maturities of three months or less when purchased. No cash was paid for income taxes or interest during 2006.

Fair value of financial instruments:

        The fair value of HSW International's assets and liabilities, which qualify as financial instruments under SFAS No. 107, "Disclosure About Fair Value of Financial Instruments," approximates the carrying amounts represented in the balance sheet.

Use of estimates:

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Deferred merger and equity financing offering costs:

        HSW International complies with SFAS 141, "Business Combinations," which requires all internal costs associated with a merger to be expensed as incurred. SFAS 141 also requires companies to capitalize and include in the purchase accounting all incremental costs to outside consultants directly associated with the merger. Accordingly, HSW International has capitalized $1,347,079 of vendor costs, principally legal costs, directly associated with the merger, which will be included in the purchase price accounting upon completion of the merger (see Note 3 for additional information on the Merger).

        HSW International also complies with the requirements of the SEC Staff Accounting Bulletin (SAB) Topic 5A—"Expenses of Offering". All material costs of doing business were charged from HSW to HSW International during 2006. However, due to the developmental nature of HSW International's operations with its limited number of employees and lack of revenue, no indirect corporate overhead costs at HSW were allocated to HSW International. Management does not believe these potential allocations to be material to these consolidated financial statements.

Income tax:

        HSW International complies with SFAS 109, "Accounting for Income Taxes," which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

Stock Based Compensation:

        In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), Share-Based Payment ("SFAS 123R") that addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for equity instruments of the enterprise or liabilities that are based on the fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments. SFAS 123R eliminates the ability to account for share-based compensation transactions using the intrinsic value method under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"), and generally requires instead that such transactions be accounted for using a fair-value-based method.

        SFAS 123R requires the use of a valuation model to calculate the fair value of stock-based awards. We have elected to use the Black-Scholes pricing model to determine the fair value of stock options on the dates of grant, consistent with that used for pro forma disclosures under SFAS No. 123, Accounting for Stock-Based Compensation. Restricted Stock Units ("RSUs") are measured based on the fair market values of the underlying stock on the dates of grant. Stock-based compensation is measured based on the fair values of all stock-based awards on the dates of grant. We recognize stock-based compensation using the straight-line method amortized over the vesting periods.

Foreign Currency:

        The functional currency of HSW Brazil is the local currency, the Brazilian Reais. The financial statements of HSW Brazil are translated to U.S. dollars using month-end rates of exchange for assets and liabilities, and average rates of exchange for revenues, costs and expenses. Translation gains and losses are recorded in accumulated other comprehensive income as a component of stockholders' equity. Net gains and losses resulting from foreign exchange transactions are recorded as interest income and other, net. Both currency translation and transaction losses during 2006 were not material to our consolidated financial statements. As of December 31, 2006, the $233,262 cash balance in the consolidated balance sheet represented currency denominated in Brazilian Reais.

Property and equipment:

        Property and equipment are stated at historical cost less accumulated depreciation. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets, generally one to three years for computer equipment and software and three to five years for building improvements and office furniture.

Net loss per share:

        As previously discussed HSW International is a wholly owned subsidiary of HSW and has ten shares issued and outstanding resulting in a net loss of $1,270,576 per share. SFAS No. 129, Earnings per Share, requires dual presentation of basic and diluted earnings or loss per share ("EPS") for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. Basic EPS excludes dilution; diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.

        Basic loss per share is computed by dividing net loss applicable to common shareholders by the weighted average number of common shares outstanding during the period. Diluted loss per share reflects the potential dilution that could occur if dilutive securities and other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of HSW International, unless the effect is to reduce a loss or increase earnings per share. HSW International had no potential common stock instruments which would result in a diluted loss per share. Therefore, diluted loss per share is equivalent to basic loss per share.

Effect of Recent Accounting Pronouncements:

        In July 2006, the FASB issued Financial Interpretation No. 48, Accounting for Uncertainty in Income Taxes, ("FIN 48") as an interpretation of FASB Statement No. 109, Accounting for Income Taxes ("SFAS 109"). This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS 109 and prescribes a recognition threshold of more-likely-than-not to be sustained upon examination. Measurement of the tax uncertainty occurs if the recognition threshold has been met. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for us beginning January 1, 2007. Differences between the amounts recognized in the statements of financial position prior to the adoption of FIN 48 and the amounts reported after adoption should be accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings. We do not believe that the adoption of FIN 48 on January 1, 2007 will have a material effect on our financial position, cash flows or results of operations.

        In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. This statement is effective for us beginning January 1, 2008. We do not believe the adoption of SFAS No. 157 will have a material impact on our financial statements.

3.    PROPOSED MERGER

        On April 20, 2006, HSW, HSW International, INTAC International, Inc. ("INTAC") and merger sub, a wholly owned subsidiary of HSW International, entered into the merger agreement which was amended by the amendment to merger agreement dated January 29, 2007, which is the legal document governing the proposed merger. Under the terms of the merger agreement, merger sub will be merged with INTAC, with INTAC continuing as the surviving corporation. Upon the consummation of the merger, INTAC will be a wholly owned subsidiary of HSW International and INTAC common stock will no longer be publicly traded. HSW International will apply to have the HSW International common stock listed for trading on either the Nasdaq National Market or the Nasdaq Capital Market under the symbol "HSWI" and will use its best efforts to obtain Nasdaq approval for the quotation of HSW International common stock prior to the closing of the merger.

        HSW International expects the merger to qualify as a tax free transaction for United States federal income tax purposes. A U.S. Holder who exchanges INTAC common stock for HSW International common stock will not recognize any gain or loss on the exchange. The aggregate adjusted tax basis of the HSW International common stock received by a U.S. Holder of INTAC common stock will equal the U.S. Holder's aggregate adjusted tax basis in the INTAC common stock surrendered in the merger. The holding period of the HSW International common stock received pursuant to the merger will include the holding period of the INTAC common stock surrendered in the merger.

4.    HSW ADVANCE

        The advance of $4,328,411 is due to HSW for advances to HSW International for organizational start-up costs, direct acquisition costs incurred through December 31, 2007, and other accrued corporate expenses reflecting all material costs of doing business. No interest was charged on this advance as of December 31, 2006. The related party payable owed to HSW averaged $2.2 million from inception through December 31, 2006. The amounts due to HSW are expected to be paid in full following completion of the merger (see Note 3) and related financing (Note 13) from the proceeds of the financing.

5.    RELATED PARTY—CAPELA

        In August of 2006, HSW Brazil entered into a 36 month services agreement with Administradora de Bens Capela ("Capela"), a Brazilian corporation, whereby Capela provides sales, business development, and operations management consulting. Monthly fees for these services are $66,197 in US Dollars. The terms of the agreement also provided to Capela 800,000 stock options at $6.50, the market value on the contract and grant date vesting over the three year contract period. These options are included in the options described in Note 6.

        During 2006, HSW Brazil entered into six separate unsecured notes payable with Capela $B 423,000 (Brazilian Reais) with principal and interest due dates ranging from March through August 2007. Interest on these loans is based on the Interbank Certificate of Deposit rate plus .3% through .5%. The average rate on these loans at December 31, 2007 approximated 13.3%. The notes that matured in March 2007 were extended six months. The US dollar balances as of December 31, 2006 for these obligations were $195,848.

6.    STOCK BASED COMPENSATION

        Stock-based compensation expense (computed and recognized in accordance with Statement of Financial Standards No. 123 (revised) "Share Based Payment" ("SFAS 123R")) from inception to December 31, 2006 was $9,810,987 and unrecognized compensation cost related to non-vested stock options approximated $11,881,000, expected to be recognized through 2009. On April 13, 2006, HSW International adopted a stock purchase plan entitled the "2006 Equity Incentive Plan" to attract, retain and motivate its eligible executives, employees, officers, directors and consultants. HSW International authorized 8,000,000 shares to be available for grant as part of the long-term incentive plan. On August 23, 2006, HSW International completed a stock option grant covering 6,337,500 shares which included stock option grants of 3,200,000 shares to Jeff Arnold (HSW International Chairman of the Board) as well as options covering 3,137,500 to individuals selected by Jeff Arnold and the Board to purchase HSW International's common stock at an exercise price of $6.50 per share, the market value on the date of grant. One-half of 4,000,000 options (including the 3,200,000 granted to Jeff Arnold) vest on the date of grant and the remaining one-half of the stock options will vest on the date of the second anniversary date of the effective date of the consulting agreement. The remaining 2,337,000 stock options granted vest over three years. The per share fair value of the stock options granted, estimated on the date of the grant, using the Black-Scholes options pricing model was $3.37. The fair value of the option grant was estimated on the date of the grant using the following assumptions: no dividend yield; expected volatility of 50%; risk-free interest rate of 4.83%; and a weighted average expected life of 5.6 years. The following table summarizes additional information regarding outstanding and exercisable options at December 31,

	2006 Shares	Price
Granted	6,337,500	$6.50
Exercised	—
Forfeited	—
Expired unexercised	—
Outstanding at December 31, 2006	6,337,500	$6.50
Exercisable at December 31, 2006	2,000,000
Weighted average contractual terms	10 years

7.    INCOME TAXES

        The benefit from income taxes for the year ended December 31, 2006 is summarized as follows

Current:
Federal	$—
State	—
Foreign	—
Total	$—
Deferred:
Federal	4,146,165
State	592,309
Foreign	190,255
Valuation Allowance	(4,928,729)
Total	$—

        The tax effects of cumulative temporary differences as of December 31, 2006 generated a deferred tax asset of $4.9 million, completely offset by a valuation allowance. The ultimate realization of the net deferred tax asset is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers projected future taxable income, recent financial performance and tax planning strategies in making this assessment. HSW International is required to record a valuation allowance to reduce its net deferred tax asset to the amount that management believes is more likely than not to be realized. Accounting guidance allows HSW International to look to future earnings to support the realizability of the net deferred assets. Since HSW International's operations are start up by nature with cumulative losses, management has concluded that a full valuation allowance against the net deferred tax asset is appropriate.

8.    INTANGIBLE ASSETS

        During 2006, HSW International incurred $168,800 of vendor costs related to translating digital content from English to Portuguese. This translated data will be utilized on HSW International's website in Brazil. These capitalized costs will be amortized using a straight-line method over three years, the estimated useful life of this asset. This translation project was not completed until March 2007; accordingly no amortization expense was recorded during 2006.

9.    DEFERRED ACQUISITION COSTS

        During 2006, HSW International incurred and capitalized $1,347,079 of merger related costs which included $127,219 of financial due diligence and $1,219,860 of legal costs directly associated with the merger. As of December 31, 2006, $1,315,983 of these deferred costs was paid and $31,096 was accrued. (See Note 1 for additional information).

10.    PROPERTY AND EQUIPMENT, NET

        At December 31, 2006, property and equipment, net consisted of the following:

2006
Computer equipment and software	47,160
Furniture and fixtures	14,884
Office equipment	52,850
Leasehold improvements	—
Total	$114,894
Less accumulated depreciation and amortization	(3,900)
Property and equipment—net	$110,994

11.    COMMITMENTS AND CONTINGENCIES

LEASES

        We have entered into operating leases for office space. Rental expense for operating leases, which is recognized on a straight-line basis over the lease term, was $43,703 for 2006. We have not entered into any capital leases. The following table summarizes the approximate future minimum rentals under noncancelable operating leases in effect at December 31, 2006:

Minimum Rentals
2007	$115,158
2008	140,901
2009	62,833
2010	21,599
2011	—
Thereafter	—
Total	$340,491

CONTINGENCIES

        The interest and other expense line item in the financial statements includes $136,554 of accrued expense owed to the state of Delaware for 2006 franchise tax fees. This assessment is currently under review by HSW International. As of the date of the financial statements, the liability appears probable and is therefore accrued.

EMPLOYMENT AGREEMENTS

        Certain employment agreements exists with executive management which includes the granting and vesting of stock options discussed in Note 6 and other compensatory provisions including but not limited to salary and severance upon termination with cause.

12.   GOING CONCERN

        These consolidated financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. However, HSW International has incurred cumulative losses and generated zero revenues through December 31, 2006. During 2007 through the date of these financial statements, HSW International continues to generate losses and has generated only negligible revenues. Cumulative losses have been funded by HSW. HSW International currently has no third party credit facilities and relies solely on HSW funding and the expectation of the closing of the merger and the related equity financing as described in Note 13. The estimated net proceeds from the common stock sales (equity financing) to the American and European investors will provide sufficient funding of expected losses through December 31, 2007 and allow HSW International to continue as a going concern through December 31, 2007. The merger and related stock sales are expected to close in the third quarter of 2007; however there is not certainty of the timing or final certainty the merger will consummate. Therefore, absent any additional funding sources, if the merger does not close, there is substantial doubt about HSW International's ability to continue as a going concern for a reasonable period of time.

13.    SUBSEQUENT EVENTS (UNAUDITED)

        On October 2, 2007, HSW International, Inc. (the "Registrant") consummated the transactions contemplated by that certain Merger Agreement (the "Merger Agreement"), dated April 20, 2006, as amended on each of January 29, 2007 and August 23, 2007, among INTAC International, Inc. ("INTAC"), HowStuffWorks, Inc. ("HSW"), the Registrant and HSW International Merger Corporation. Pursuant to the Merger Agreement, HSW International Merger Corporation merged with and into INTAC (the "Merger"), with INTAC remaining as the surviving corporation and a wholly-owned subsidiary of the Registrant.

        As a result of the Merger and transactions related to the Merger, the Registrant issued 22,940,727 shares of its common stock to HSW, 22,940,727 shares of its common stock to the former holders of INTAC common stock (of which 3,000,000 shares are owned by INTAC Holdings pursuant to the distribution business sale) and 3,424,653 shares of its common stock to the American investors in exchange for $22,499,970 in cash. The closing of the European investors stock purchase is conditioned upon the Securities and Exchange Commission declaring effective a registration statement for the resale of such shares and is scheduled to occur on the eleventh business day after such registration statement is declared effective. The European investors have agreed to purchase approximately $27 million of our common stock.

HSW INTERNATIONAL, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

(expressed in U.S. dollars)

	September 30, 2007	December 31, 2006
	(Unaudited)
Assets
Current assets
Cash and cash equivalents	$163,629	$233,262
Trade receivables	26,791	—
Prepaid expenses and other current assets	14,349	56,923

Total current assets	204,769	290,185
Property and equipment, net	179,849	110,994
Other assets	20,706	168,800
Capitalized transaction costs	1,694,240	1,347,079

Total assets	$2,099,564	$1,917,058

Liabilities and Stockholder's Deficit
Current liabilities
Accounts payable	$1,194,409	$138,897
Accrued expenses	234,562	148,674
Affiliated party loan	263,272	195,848
Advances from shareholder	8,074,358	4,328,411

Total current liabilities	9,766,600	4,811,830
Stockholder's deficit
Additional paid-in capital	14,656,084	9,810,987
Accumulated other comprehensive loss	(7,683)	—
Accumulated deficit	(22,315,437)	(12,705,759)

Total stockholder's deficit	(7,667,036)	(2,894,772)

Total liabilities and stockholder's deficit	$2,099,564	$1,917,058

The accompanying notes are an integral part of these consolidated financial statements.

HSW INTERNATIONAL, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

(expressed in U.S. dollars)

				For the period from March 14, 2006 (date of inception) to September 30, 2006
	For the Three Months Ended September 30,
			For the Nine Months Ended September 30, 2007
	2007	2006
Operating revenues
Digital online publishing	$60,288	$—	$92,962	$—
Cost of services	365,374	—	910,880	—

Gross loss	(305,086)	—	(817,918)	—
Operating expenses
Selling, general and administrative	3,018,394	8,234,226	8,573,739	9,515,313
Depreciation & amortization	27,862	—	37,373	—

Total operating expenses	3,046,256	8,234,226	8,611,112	9,515,313

Loss from operations	(3,351,342)	(8,234,226)	(9,429,030)	(9,515,313)
Other expense
Interest expense	(11,156)	—	(31,027)	—
Other expense	(62,242)	—	(149,622)	—

Total other expense	(73,398)	—	(180,649)	—

Loss before income taxes	(3,424,740)	(8,234,226)	(9,609,679)	(9,515,313)
Income taxes	—	—	—	—

Net loss	$(3,424,740)	$(8,234,226)	$(9,609,679)	$(9,515,313)

Basic and diluted weighted average shares outstanding	10	10	10	10

Net Loss per basic and diluted share	$(342,474)	$(823,423)	$(960,968)	$(951,531)

The accompanying notes are an integral part of these consolidated financial statements.

HSW INTERNATIONAL, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Nine Months Ended September 30, 2007	For the period from March 14, 2006 (date of inception) to September 30, 2006
Cash flow from operating activities:
Net loss	$(9,609,679)	$(9,515,313)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation of property and equipment	37,373	—
Stock-based compensation expense	4,845,097	7,957,641
Changes in operating assets and liabilities:
Trade accounts receivable	(26,791)	—
Other assets	250,805
Accounts payable and accrued expenses	659,305	27,741
Other	6,664	—

Net cash used in operating activities	(3,837,226)	(1,529,931)
Cash flow from investing activities:
Purchase of property and equipment	(96,712)	(6,870)
Other assets	(20,706)	—
Merger transaction costs	(75,000)	(564,810)

Net cash used in investing activities	(192,418)	(571,680)
Cash flow from financing activities:
Proceeds from shareholder advance	3,967,299	2,101,611

Net cash provided by financing activities	3,967,299	2,101,611
Net decrease in cash and cash equivalents	(62,345)	—
Impact of currency exchange rate on cash	(7,288)	—
Cash and cash equivalents at beginning of period	233,262	—

Cash and cash equivalents at end of period	$163,629	$—

The accompanying notes are an integral part of these consolidated financial statements.

HSW INTERNATIONAL, INC. and SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2007

(unaudited)

NOTE A—DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

        HSW International, Inc. (the "Company" or "HSW International" or "we" or "our") is a Delaware corporation that was formed on March 14, 2006, as a wholly owned subsidiary of Howstuffworks, Inc. ("HSW") in order to effect the merger with INTAC International, Inc. ("INTAC") ("the INTAC Merger"). The INTAC merger became effective October 2, 2007; INTAC is now a wholly owned subsidiary of HSW International. At the date of the INTAC Merger, holders of INTAC common stock received one share of HSW International common stock in exchange for each of their shares of INTAC common stock. Prior to the INTAC Merger, INTAC's Common Stock was traded on the Nasdaq Capital Market under the symbol "INTN". Effective with the INTAC Merger, the Company's stock now trades on the Nasdaq Capital Market under the symbol "HSWI".

        Our primary focus is on the international online publishing market. We entered the Brazilian online publishing market in March 2007 by utilizing a royalty-free and exclusively licensed digital content database provided by HSW prior to the merge INTAC Merger. We are preparing to enter Chinese markets utilizing a combination of the contributed assets from HSW with the relationships, core competencies, and knowledge of the Chinese markets developed by INTAC. We will continue to operate INTAC's career development and training services business segment which includes education software, license maintenance and support, training, consulting, and franchise revenue delivered to customers in China.

        The consolidated financial statements include the accounts of HSW International and our wholly-owned subsidiary, HSW Brazil LLC ("HSW International Brazil"). All intercompany balances and transactions have been eliminated. Net losses from HSW International Brazil for the three and nine months ended September 30, 2007 were $1,064,253 and $2,620,199, respectively. Net losses from HSW International Brazil for the three months ended September 30, 2006 and the period from inception through September 30, 2006 were $0.

        The consolidated balance sheet at September 30, 2007 and all the related consolidated statements of operations and cash flows included in these financial statements have been prepared by the Company and are unaudited. The consolidated balance sheet at December 31, 2006, has been derived from the audited balance sheet of the Company. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America ("USGAAP") for interim financial information and with instructions to Form 10-Q of Regulation S-X and in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of such information for the interim periods. These interim consolidated financial statements should be read in conjunction with the Company's Annual Financial Statements included in its Registration Statement filed on Form S-4.

        Operating results for the nine months ended September 30, 2007 are not necessarily indicative of the results that may be expected for the entire year.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition:

        Revenue generally is realized or realizable and earned when all of the following criteria are met:

  1.
  Persuasive evidence of an arrangement exists,

  2.
  The seller's price to the buyer is fixed or determinable,

  3.
  Delivery has occurred or services have been rendered, and

  4.
  Collectability is reasonably assured.

        Online publishing revenue is generally recognized as visitors are exposed to or react to advertisements on its websites. Revenue is generated via advertising in the form of sponsored links and image ads. This includes both pay-per-performance ads and paid-for-impression advertising. In the pay-per-performance model, we earn revenue based on the number of clicks associated with such ads; in the paid-for-impression model (sponsorships), revenue is derived from the display of ads. Prior to revenue recognition, evidence of arrangement must exist, a fixed or determinable price must be established, and collectability must be reasonably assured. Evidence of arrangement is based on an agreed upon contract with our advertisers or other third parties such as search engine providers. Collectability is assessed based on several factors including, but not limited to, vendor payment history, vendor credit rating, and recent material events impacting the vendor's payment ability.

Liquidity:

        Due to the start up nature of HSW International, zero revenues were recorded in 2006 while revenues during the nine months ended September 30, 2007 were only $92,962. As of September 30, 2007 cumulative losses were $22.3 million including $14.7 million of non cash stock-based compensation expense. As further described in Note F, the INTAC Merger closed on October 2, 2007. In connection with the INTAC Merger, certain American investors purchased $22.5 million of HSW International common stock pursuant to the American investors stock purchase agreements, and European investors agreed to purchase approximately $24.5 million of HSW International common stock pursuant to the European investors stock purchase agreements. The Company has utilized a significant amount of the $22.5 million proceeds to pay transaction costs, paydown advances from HSW, and to fund operations. The Company expects to close with the European investors during the first quarter of 2008. In the event the closing is delayed or does not occur, there is substantial doubt about HSW International's ability to continue as a going concern. The accompanying financial statements do not include any adjustments to the amounts and classification of assets and liabilities that would result if HSW International is unable to continue as a going concern for a reasonable period of time.

Concentration of credit risk:

        Our cash is potentially subject to concentration of credit risk. Of the $163,629 cash in the balance sheet, $56,731 represents cash denominated in Brazilian Reais placed with a financial institution that management believes is of high credit quality. The Reais remained relatively stable compared to the US dollar during 2006 but increased slightly during 2007. Management believes the Company is not exposed to significant risk; however, the cash balance is subject to potential devaluation of the Reais to the US Dollar.

Cash and cash equivalents:

        Cash and cash equivalents are short-term, highly liquid investments with original or remaining maturities of three months or less when purchased. No cash was paid for taxes or interest during the three months ended September 30, 2007 and September 30, 2006, the nine months ended September 30, 2007 nor the period from inception through September 30, 2006.

Fair value of financial instruments:

        The fair value of HSW International's assets and liabilities which qualify as financial instruments under SFAS No. 107, "Disclosure About Fair Value of Financial Instruments," approximates the carrying amounts represented in the balance sheets as of September 30, 2007 and December 31, 2006.

Use of estimates:

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Deferred merger and equity financing offering costs:

        The Company complies with SFAS 141, "Business Combinations," which requires all internal costs associated with a merger to be expensed as incurred. SFAS 141 also requires companies to capitalize and include in the purchase accounting all incremental costs to outside consultants directly associated with the merger. Accordingly, the Company capitalized $1,694,240 and $1,347,079 as of September 30, 2007 and December 31, 2006, respectively, for vendor costs, principally legal costs, directly associated with the INTAC Merger, which will be included in the purchase price accounting for the INTAC Merger to be recorded in the fourth quarter 2007 as described in Note F.

        The Company also complies with the requirements of the SEC Staff Accounting Bulletin (SAB) Topic 5A—"Expenses of Offering". All material costs of doing business were charged from HSW to the Company during the three months ended September 30, 2007 and September 30, 2006, the nine months ended September 30, 2007 and the period from inception through September 30, 2006. However, due to the development nature of the Company's operations with its limited number of employees and lack of revenue, no indirect corporate overhead costs at HSW were allocated to the Company. Management does not believe these potential allocations to be material to these consolidated financial statements.

Income taxes:

        The Company complies with SFAS 109, "Accounting for Income Taxes," which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

        At September 30, 2007, the Company has a substantial tax net operating loss carryforward resulting in a net deferred tax asset. The Company has provided a valuation allowance to reduce this deferred tax asset to $0 based on the uncertainty of generating future taxable income.

        Effective January 1, 2007, the Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes". FIN 48 requires a company to determine whether it is more likely than not that a tax position will be sustained upon examination based upon the technical merits of the position. If the more-likely-than-not threshold is met, a company must measure the tax position to determine the amount to recognize in the financial statements.

        In May 2007, the Financial Accounting Standards Board (FASB) issued FASB Staff Position No. FIN 48-1, "Definition of Settlement in FASB Interpretation No. 48" ("FSP FIN 48-1"). FSP FIN 48-1 amends FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes," to provide guidance on how an enterprise should determine whether a tax position is effectively settled for the purposes of recognizing previously unrecognized tax benefits. The Company is required to apply the guidance provided in FSP FIN 48-1 upon its adoption of FIN 48 which was as of January 1, 2007. The application of FSP FIN 48-1 has not had a material effect on the Company's financial position, results of operations, or cash flows.

        The application of income tax law is inherently complex. Laws and regulation in this area are voluminous and are often ambiguous. As such, we are required to make many subjective assumptions and judgments regarding our income tax exposures. Interpretations of and guidance surrounding income tax laws and regulations change over time. As such, changes in our subjective assumptions and judgments can materially affect amounts recognized in the balance sheets and statements of income.

        Since inception the Company has had minimal revenue and accordingly, no taxable income for federal tax reporting or for financial statement reporting. As a result of the Company's book and tax losses since inception, no deferred tax assets or liabilities have been recognized. As discussed above, the Company does have a net operating loss carryforward that is an unrecognized tax benefit, not because is does not meet the more-likely-than-not threshold, but because the realization of the tax asset is uncertain and a valuation allowance has been provided for the full extent of the benefit as mandated by SFAS 109.

        The Company will classify interest and penalties arising from unrecognized income tax positions in the statement of operations as general and administrative expenses if they occur. At September 30, 2007 we had no accrued interest or penalties related to uncertain tax positions. The tax year 2006 is not or has not been under examination but remains open to examination under IRS statue.

        The INTAC Merger, more fully discussed in Note F, will create an ownership change that may limit the Company's ability to utilize it's net operating loss carryforward.

Stock-Based Compensation:

        In December 2004, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), Share-Based Payment ("SFAS 123R") that addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for equity instruments of the enterprise or liabilities that are based on the fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments. SFAS 123R eliminates the ability to account for share-based compensation transactions using the intrinsic value method under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"), and generally requires instead that such transactions be accounted for using a fair-value-based method.

        SFAS 123R requires the use of a valuation model to calculate the fair value of stock-based awards. We have elected to use the Black-Scholes pricing model to determine the fair value of stock-options on the dates of grant, consistent with that used for pro forma disclosures under SFAS No. 123, "Accounting for Stock-Based Compensation." Stock-based compensation is measured based on the fair values of all stock-based awards on the dates of grant. We recognize stock-based compensation using the straight-line method amortized over the requisite service period.

Foreign Currency:

        The functional currency of HSW International Brazil is the local currency, the Brazilian Reais. The financial statements of HSW International Brazil are translated to U.S. dollars using month-end rates of exchange for assets and liabilities, and average rates of exchange for revenues, costs and expenses. Translation gains and losses are recorded in accumulated other comprehensive income (loss) as a component of stockholder's equity. Net gains and losses resulting from foreign exchange transactions are recorded as other expense, net.

Net Loss Per Share:

        As discussed in Note A, the Company is a wholly owned subsidiary of HSW and has ten shares issued and outstanding resulting in a net loss of $342,474 and $823,423 per share for the three months ended September 30, 2007 and 2006, respectively, and $960,968 and $951,531 per share for the nine months ended September 30, 2007 and for the period of inception to September 30, 2006, respectively.

        Basic loss per share is computed by dividing net loss applicable to common shareholders by the weighted- average- number of common shares outstanding during the period. Diluted loss per share is calculated by dividing net loss by the weighted-average-number of common shares and dilutive potential common shares, if any, outstanding during the period. The Company's stock options were not included in the computation of diluted loss per share because their effects are anti-dilutive.

Content Translation Costs:

        In conjunction with the INTAC Merger, HSW will contribute to HSW International exclusive digital publishing rights of the HSW website content for use in Brazil and China. As of September 30, 2007, the Company has translated 2,200 articles from English to Portuguese which are posted to our website in Brazil. We are also in the process of translating articles from English to Mandarin Chinese. The Company expenses internal and third party costs associated with translating, developing, editing and revising article content.

Effect of Recent Accounting Pronouncements:

        In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("FAS 157"). FAS 157 establishes a framework for measuring fair value and expands disclosures about fair value measurements. The changes to current practice resulting from the application of this statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. We will be required to adopt the provisions on FAS 157 on January 1, 2008. We are currently evaluating what the impact of FAS 157 will have on our financial position, cash flows, or results of operations.

        In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115," which is effective for fiscal years beginning after November 15, 2007. This statement permits an entity to choose to measure many financial instruments and certain other items at fair value at specified election dates. Subsequent unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings. We are currently evaluating the potential impact of this statement.

NOTE C—STOCK-BASED COMPENSATION

        Under the "2006 Equity Incentive Plan" (adopted April 13, 2006), the Company authorized 8,000,000 shares for grant as part of a long term incentive plan to attract, retain and motivate its eligible executives, employees, officers, directors and consultants. Options to purchase common stock under the Plan have been granted to Company officers and employees with an exercise price equal to the fair market value of the underlying shares on the date of grant.

        On August 23, 2006, HSW International completed a stock option grant covering 6,337,500 shares. Of the 6,337,500 granted, 2,000,000 vested on the date of grant, 2,000,000 vest on the date of the second anniversary date of the grant date, 600,000 options vest over the period from August 23, 2006 to June 4, 2007, and the remaining 1,737,500 stock options granted vest over three years.

        No additional grants have been made since August 23, 2006 and shares totaling 1,662,500 were available for future grant under the plan at the end of September 30, 2007 and September 30, 2006. At September 30, 2007, no options have been exercised under this plan.

        In accordance with the provisions of Statement of Financial Accounting Standards No. 123 (Revised 2004), Share Based Payment ("SFAS No. 123R"), stock-based compensation cost is measured at grant date based on the fair value of the award, and is recognized as an expense over the employee's requisite service period. Stock-based compensation expense for the three and nine month periods ended September 30, 2007 was $1,343,055 and $4,845,097 respectively, and was $7,813,431 and $7,957,641 for the three months ended September 30, 2006 and the period from inception through September 30, 2006, respectively. These expenses are recorded in selling, general and administrative expenses in the accompanying consolidated statements of operations.

        Under the methodology of SFAS No. 123R, the per share fair value of the stock options granted, estimated on the date of the grant, using the Black-Scholes options pricing model was $3.37. The fair value of the option grant was estimated on the date of the grant using the following assumptions: no dividend yield; expected volatility of 50%; risk-free interest rate of 4.83%; and a weighted average expected life of 5.6 years.

        A summary of stock option activity and related information as of September 30, 2007 and changes during the nine months then ended is presented below:

Options	Number of options	Weighted- average exercise price	Weighted average remaining contract term (yrs)	Aggregate intrinsic value
Outstanding at January 1, 2007	6,337,500	$6.50	9.6	$—
Granted	—	—	—	—
Forfeited or expired	—	—	—	—
Exercised	—	—	—	—

Total Outstanding at September 30, 2007	6,337,500	$6.50	8.9	$15,780,375

Options exercisable at September 30, 2007	3,227,431	$6.50	8.9	$8,036,303

        The aggregate intrinsic value in the above tables represents the total pre-tax intrinsic value (the difference between the Company's closing stock price on the last trading date of the third quarter of 2007 and the exercise price, multiplied by the number of options.) The amount of aggregate intrinsic value will change based on the fair market value of the Company's stock.

        The fair value of options vested during the three and nine months ended September 30, 2007 is $2,114,442 and $3,125,442 and $7,245,500 for both the three months ended September 30, 2006 and the period from inception to September 30, 2006.

        As of September 30, 2007, the unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the existing stock option plan was $6,727,909.

NOTE D—ADVANCES FROM SHAREHOLDER

        The advance of $8,074,358 is due to HSW for advances to HSW International for organizational start-up costs, direct acquisition costs incurred through September 30, 2007, and other accrued corporate expenses reflecting all material costs of doing business. No interest was charged on this advance in any period presented in these financial statements. This advance was paid in full in the fourth quarter 2007 with the use of proceeds from the American investors further described in Note F.

NOTE E—AFFILIATED PARTY LOAN

        In August of 2006, HSW International Brazil entered into a 36 month services agreement with Administradora de Bens Capela ("Capela"), a Brazilian corporation, whereby Capela provides sales, business development, and operations management consulting. Monthly fees for these services are $66,197 in US Dollars. The terms of the agreement also granted Capela 800,000 stock options at $6.50, the market value on the contract, with grant date vesting over the three year contract period. These options are included in the options described in Note C. In October of 2007, the two parties agreed to reduce the monthly fees to R$40,000 (Brazilian Reais), which translates to approximately $21,000.

        During 2006, HSW Brazil entered into six separate unsecured notes payable with Capela for R$423,000 with principal and interest due dates ranging from March through August 2007. Interest on these loans is based on the Interbank Certificate of Deposit rate plus .3% through .5%. The average rate on these loans at September 30, 2007 approximated 13.3%. The notes that were scheduled to mature were extended through December 31, 2007. The US dollar balances translated as of December 31, 2006 and September 30, 2007 for these obligations were $195,848 and $263,272 and included accrued interest of $10,653 and $45,312 respectively.

        Capela is deemed an affiliate because that company has an ownership in HSW, our parent.

NOTE F—SUBSEQUENT EVENTS

INTAC Merger

        On October 2, 2007 HSW International completed its merger with INTAC. As a result of the INTAC Merger, INTAC is a wholly owned subsidiary of HSW International and INTAC common stock is no longer publicly traded. In connection with the INTAC Merger, certain American investors purchased $22.5 million of HSW International common stock pursuant to the American investors stock purchase agreements, and European investors agreed to purchase approximately $24.5 million (previously $27 million) of HSW International common stock pursuant to the European investors stock purchase agreements. The European investor's stock purchase is conditioned on the effectiveness of a resale registration statement. The Company expects the closing with the European investors to occur in the first quarter of 2008.

        In connection with the INTAC Merger, HSW and HSW International entered into two contribution agreements, through which HSW contributed assets to HSW International in exchange for shares of HSW International's common stock and HSW International was granted exclusive digital publishing rights to HSW's content in China and Brazil. In addition to the contributed assets, HSW granted HSW International the right to exclusively license for a fee the digital publishing rights in

China and Brazil to new and modified content developed by HSW after merger consummation (subject to the rights of third parties to such new and modified content), pursuant to an update agreement. Finally, HSW granted HSW International an 18 month option to acquire from HSW the exclusive digital publishing rights for HSW content in India and Russia.

Merger of HSW and Discovery Communications LLC

        Effective December 17, 2007, the merger (the "Discovery Merger") of HSW, with a wholly owned subsidiary of Discovery Communications, LLC ("Discovery"), with HSW surviving the Discovery Merger, closed. Certain amendments to HSW International agreements were conditions to the closing of the Discovery Merger.

  •
  HSW International and HSW entered into an amended and restated Trademark License Option letter agreement setting the licensing fee at 2% of Company net revenue derived from HSW's marks, capped at $100,000 annually for China and Brazil combined. HSW International also has the option to acquire HSW's name and associated trademarks in India and Russia on similar terms.

  •
  The services agreement between HSW International and HSW has been terminated based on HSW International's determination that HSW International is able to perform on its own the services provided by HSW. In connection with such termination, HSW will license to HSW International the software code existing at closing for the HSW's content management platform at no cost.

  •
  The agreement that provides HSW International with the option to acquire digital publishing rights in the local language to HSW content in India and Russia has been amended to provide that such option may be exercised until April 2, 2009; provided, however it cannot be exercised for so long as the issuance of securities in connection with such exercise would result in HSW's ownership of HSW International, directly or indirectly, exceeding 50%; provided further that the option shall be extended for any time period during which it cannot be exercised in accordance with the foregoing. HSW International's right of first refusal relating to the distribution of HSW content in territories outside the United States other than in China, Brazil, India and Russia has been terminated.

  •
  HSW International, HSW and Mr. Wei Zhou have entered into a First Amendment to Amended and Restated Stockholders Agreement. HSW will have the right to designate three directors of HSW International (one of whom shall be an independent director), and HSW will have the right to designate the chairperson of the Nominating and Governance Committee. All shares of HSW International owned by HSW in excess of 45% of the outstanding shares of HSW International as of any applicable record date, if any, shall be voted in exact proportion to the vote of HSW International stockholders other than HSW. HSW will have the right to vote in its discretion its shares of HSW International up to and including 45% of the outstanding shares of HSW International as of any applicable record date.

        As a result of the Discovery Merger, HSW became a wholly owned subsidiary of Discovery. HSW remains based in Atlanta, Georgia. HSW now owns approximately 49.5% of HSW International's outstanding common stock. The Discovery Merger does not impact HSW International's publicly traded status, as HSW International remains a separate and publicly traded entity.

        HSW International continues to have a perpetual, fully paid up, royalty-free, sublicensable, exclusive license to the HSW content and brand for Brazil and China (the "Rights"). HSW International also maintains the option for those Rights for India and Russia. As a result of the Discovery Merger, Discovery and HSW International intend to enter into an arrangement that will give HSW International digital publishing rights for Brazil and China to Discovery content that has been published on or integrated within the HSW.com website. In addition, if such arrangement is entered into, it will provide that those rights would also be extended to India and Russia if HSW International exercises its option for those countries under the terms of its existing agreement with HSW.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
Intac International, Inc.

We have audited the accompanying balance sheet of INTAC International, Inc. (a Nevada Corporation) and subsidiaries as of September 30, 2007, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements of INTAC International, Inc. as of September 30, 2006 and 2005, were audited by other auditors whose report expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of INTAC International, Inc. and subsidiaries as of September 30, 2007 and the results of their operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Chapman, Hext & Co., P.C.

Richardson, Texas
December 17, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
INTAC International, Inc.

We have audited the accompanying consolidated balance sheet of INTAC International, Inc. and subsidiaries (the "Company") as of September 30, 2006, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for the year ended September 30, 2006 and the nine months ended September 30, 2005. In connection with our audit of the consolidated financial statements, we have also audited the financial statement schedule for the year ended September 30, 2006 and the nine months ended September 30, 2005. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of INTAC International, Inc. and subsidiaries as of September 30, 2006, and the results of their operations and their cash flows for the year ended September 30, 2006 and the nine months ended September 30, 2005 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KBA GROUP, LLP
Dallas, Texas
December 8, 2006

INTAC INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(expressed in U.S. dollars)

	September 30, 2007	September 30, 2006
Assets
Current assets
Cash and cash equivalents	$118,146	$804,973
Trade accounts receivable (net of allowance for doubtful accounts of $3,207,712 at September 30, 2007 and $950,608 at September 30, 2006)	4,583,633	5,242,985
Inventories	49,908	45,561
Assets held for sale	14,809,101	13,234,743

Total current assets	19,560,788	19,328,262
Property and equipment, net	298,023	1,042,908
Other assets	274,391	442,226
Advances to officers of subsidiaries and employees	45,468	179,239
Internet portal database gateway, net	104,103	187,378
Acquired software, net	57,149	655,958
Goodwill	16,742,466	16,742,466

Total assets	$37,082,388	$38,578,437

Liabilities and Stockholders' Equity
Current liabilities
Trade accounts payable	$1,316,978	$1,253,266
Accrued expenses	6,751,003	1,972,443
Deferred tax liability	—	426,447
Other liabilities	339,098	244,225
Liabilities held for sale	5,868,608	1,959,111

Total current liabilities	14,275,687	5,855,492
Commitments and contingencies
Stockholders' equity
Preferred stock, $0.001 par value, 10,000,000 shares authorized; none issued and outstanding	—	—
Common stock, $0.001 par value, 100,000,000 shares authorized; 22,940,727 shares issued and outstanding	22,941	22,941
Additional paid-in capital	38,173,251	38,019,109
Accumulated deficit	(15,895,064)	(5,355,386)
Accumulated other comprehensive income	505,573	36,281

Total stockholders' equity	22,806,701	32,722,945

Total liabilities and stockholders' equity	$37,082,388	$38,578,437

The accompanying notes are an integral part of these consolidated financial statements.

INTAC INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(expressed in U.S. dollars)

	Years Ended September 30,
			Nine Months Ended September 30, 2005
	2007	2006
Career development services revenue	$4,997,582	$5,744,841	$4,218,779
Career development services cost of revenue	2,302,792	1,508,526	1,039,299

Career development services gross profit	2,694,790	4,236,315	3,179,480
Operating expenses
Product development	3,642,063	3,422,312	2,660,793
Selling, general and administrative expenses	2,369,002	2,007,710	1,412,913
Provision for doubtful accounts	2,220,566	950,608	—
Merger transaction costs	3,960,655	1,340,319	—
Gain on sale of assets	—	—	(383,933)

Total operating expenses, net	12,192,286	7,720,949	3,689,773

Loss from continuing operations before income taxes	(9,497,496)	(3,484,634)	(510,293)
Income taxes	(426,447)	426,447	—

Loss from continuing operations	(9,071,049)	(3,911,081)	(510,293)
Loss from discontinued operations, net of income taxes	(1,468,629)	(4,230,915)	(956,089)

Net loss	$(10,539,678)	$(8,141,996)	$(1,466,382)

Basic and diluted loss per share:
Loss from continuing operations	$(0.40)	$(0.17)	$(0.02)
Loss from discontinued operations	(0.06)	(0.19)	(0.04)

Net loss	$(0.46)	$(0.36)	$(0.06)

Weighted average shares outstanding—basic and diluted	22,940,727	22,587,806	22,149,122

The accompanying notes are an integral part of these consolidated financial statements.

INTAC INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)

(expressed in U.S. dollars)

	Common Stock
			Additional Paid-in Capital
	Shares	$
Balance at December 31, 2004	22,121,455	$22,122	$33,263,389
Compensation in connection with restricted stock award	—	—	136,112
Share issuance in connection with restricted stock award	68,000	68	(68)
Comprehensive income (loss)
Net loss	—	—	—
Foreign currency translation	—	—	—

Total comprehensive income (loss)

Balance at September 30, 2005	22,189,455	22,190	33,399,433
Stock-based compensation	—	—	153,044
Exercise of stock options	150,000	150	524,532
Incremental shares issued in connection with acquisition of Huana Xinlong	601,272	601	3,942,100
Comprehensive income (loss)
Net loss	—	—	—
Foreign currency translation	—	—	—

Total comprehensive income (loss)

Balance at September 30, 2006	22,940,727	22,941	38,019,109
Stock-based compensation	—	—	154,142
Comprehensive income (loss)
Net loss	—	—	—
Foreign currency translation	—	—	—

Total comprehensive income (loss)

Balance at September 30, 2007	22,940,727	$22,941	$38,173,251

The accompanying notes are an integral part of these consolidated financial statements.

	Retained Earnings (deficit)	Accumulated Other Comprehensive Income (Loss)	Total Stockholders Equity
Balance at December 31, 2004	$4,252,992	$46,678	$37,585,180
Compensation in connection with restricted stock award	—	—	136,112
Share issuance in connection with restricted stock award	—	—	—
Comprehensive income (loss)
Net loss	(1,466,382)	—	(1,466,382)
Foreign currency translation	—	(19,431)	(19,431)

Total comprehensive income (loss)			(1,485,813)

Balance at September 30, 2005	2,786,610	27,247	36,235,479
Stock-based compensation	—	—	153,044
Exercise of stock options	—	—	524,682
Incremental shares issued in connection with acquisition of Huana Xinlong	—	—	3,942,701
Comprehensive income (loss)
Net loss	(8,141,996)	—	(8,141,996)
Foreign currency translation	—	9,034	9,034

Total comprehensive income (loss)			(8,132,962)

Balance at September 30, 2006	(5,355,386)	36,281	32,722,945
Stock-based compensation	—	—	154,142
Comprehensive income (loss)
Net loss	(10,539,678)	—	(10,539,678)
Foreign currency translation	—	469,292	469,292

Total comprehensive income (loss)			(10,070,386)

Balance at September 30, 2007	$(15,895,064)	$505,573	$22,806,701

The accompanying notes are an integral part of these consolidated financial statements.

INTAC INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(expressed in U.S. dollars)

	Years Ended September 30,		Nine Months Ended September 30, 2005
	2007	2006
CASH FLOW FROM CONTINUING OPERATING ACTIVITIES:
Net loss from continuing operations	$(9,071,049)	$(3,911,081)	$(510,293)
Adjustments to reconcile net loss from continuing operations to net cash provided by (used in) continuing operating activities:
Depreciation of property and equipment	293,585	397,867	272,773
Loss on sale or write-off of assets	315,660	—	—
Amortization of internet portal database gateway and acquired software	682,084	871,224	650,954
Provision for doubtful accounts	2,220,566	950,608	—
Compensation in connection with restricted stock award	—	—	136,112
Stock-based compensation expense	154,142	153,044	—
Other comprehensive income (loss)	469,292	9,034	(19,431)
Changes in operating assets and liabilities from continuing operations:
Trade accounts receivable	(1,561,214)	567,309	(2,221,250)
Other receivables	—	416,770	(416,770)
Inventories	(4,347)	(35,902)	982
Other assets	168,956	(16,641)	101,367
Trade accounts payable and accrued expenses	4,888,647	756,490	855,340
Income taxes payable	(368,060)	(67,754)	(669,131)
Deferred revenue	—	393,968	(269,978)

Net cash provided by (used in) continuing operating activities	(1,811,738)	484,936	(2,089,325)

CASH FLOW FROM DISCONTINUED OPERATING ACTIVITIES:
Net loss from discontinued operations	(1,468,629)	(4,230,915)	(956,089)
Adjustments to reconcile net loss from discontinued operations to net cash provided by (used in) discontinued operating activities:
Depreciation of property and equipment	37,152	108,245	52,510
Provision for doubtful supplier rebate receivable	—	2,231,205	—
Loss on sale or write-off of assets	13,326	—	—
Changes in operating assets and liabilities from discontinued operations:
Cash held for sale	900,908	1,127,089	1,799,294
Trade accounts receivable held for sale	449,681	2,777,746	(1,229,207)
Supplier rebates receivable held for sale	—	254,062	(2,485,267)
Income tax receivable held for sale	41,823	(41,823)	—
Advances to officers held for sale	(128,073)	—	—
Inventories held for sale	(1,692,187)	779,259	(842,233)
Deposits paid held for sale	(4,722)	26,820	123,450
Other assets held for sale	(1,218,804)	(3,287)	—
Trade accounts payable and accrued expenses held for sale	2,524,688	(2,734,702)	4,415,176
Deferred revenue held for sale	1,461,406	—	—
Income taxes payable held for sale	—	(604,481)	(370,218)

Due to shareholders held for sale	(87,607)	6,774	—
Deposits received held for sale	—	(51,283)	51,283

Net cash provided by (used in) discontinued operating activities	828,962	(355,291)	558,699

Net cash provided by (used in) operating activities	(982,776)	129,645	(1,530,626)

CASH FLOW FROM INVESTING ACTIVITIES:
Sale (purchase) of property and equipment	135,640	(183,664)	(154,755)
Sale of property and equipment held for sale	26,538	22,341	(32,440)
Sale of other assets	—	—	328,846
Repayments from (advances to) officers of subsidiaries and employees	133,771	(152,149)	5,842
Collection of short-term note receivable	—	—	365,370
Acquisition costs	—	—	(81,000)

Net cash provided by (used in) investing activities	295,949	(313,472)	431,863

CASH FLOW FROM FINANCING ACTIVITIES:
Borrowings from shareholder, net			997
Proceeds from exercise of stock options	—	524,682	—

Net cash provided by financing activities	—	524,682	997

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(686,827)	340,855	(1,097,766)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	804,973	464,118	1,561,884

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$118,146	$804,973	$464,118

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for taxes	$32,644	$1,033,000	$—

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Additional stock issued in Huana Xinlong acquisition	$—	$3,942,701	$—
Insurance premiums financed	230,000	233,000	—
Sale of property and equipment for note receivable	—	—	584,615

The accompanying notes are an integral part of these consolidated financial statements.

INTAC INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)
Description of Business and Basis of Presentation

        INTAC International, Inc. ("INTAC" or the "Company") is a United States holding company focused on the exploitation of strategic business opportunities available in China and the Asia-Pacific Rim. The Company currently maintains offices in China (Hong Kong, Beijing and Tianjin), Germany (Frankfurt) and the United States (Dallas, Texas). During the periods reported, the Company's revenues from continuing operations were derived primarily from integrated educational and career development services which includes education software, license maintenance and support, training, consulting, and franchise revenue delivered to customers in China.

        In October 2003, INTAC formed a new Internet joint venture, Beijing Intac Purun Educational Development Ltd ("Intac Purun"), with China Putian Corporation ("Putian") and the Ministry of Education in The People's Republic of China ("PRC"). Intac Purun was established to meet the growing need for expanding the employment opportunities for graduates of higher level education institutions in the PRC. The Ministry of Education had already established a database of graduates which has been made exclusively available to Intac Purun. Intac Purun provides mobile telecommunications training services in China offering training to information technology professionals with the primary focus in the area of third generation digital mobile systems commonly known as "3G". In addition, the Company continues to develop databases for 1-stop marketing solutions to a wide range of businesses with products and services tailored to the specific needs of Chinese education. At the time of formation, the joint venture was owned 45% by INTAC, 15% by Putian, 30% by a private investor group and 10% by the Ministry of Education. In June 2004, INTAC purchased an additional indirect 15% interest in Intac Purun from Putian. This additional 15% indirect ownership interest increased INTAC's total indirect ownership in Intac Purun to 60%. INTAC's ownership in Intac Purun is held indirectly through PRC nominees.

        In August 2006 the Company's Board of Directors approved, and on January 29, 2007, the Company, INTAC International Holdings Limited ("Holdings") and INTAC (Tianjin) International Trading Company entered into a Share Purchase Agreement with Wei Zhou, its Chairman and CEO, and Cyber Proof Investments Ltd. ("Cyber"), a corporation wholly owned by Mr. Zhou. Pursuant to the Share Purchase Agreement, Cyber agreed to purchase the Distribution Segment of the business for 3 million shares of the Company's Common Stock (See Note 2). Accordingly, the operations of this segment have since been segregated and reported as discontinued operations for all periods presented within the Company's consolidated statement of operations presented herein. Similarly, the Company's assets and liabilities of this segment have been classified as "held for sale" within the consolidated balance sheets presented herein.

        On January 29, 2007, the Company entered into a First Amendment to the Agreement and Plan of Merger, referred to as the amendment to the merger agreement, with HowStuffWorks Inc. ("HSW"), HSW International, Inc. ("HSW International") and HSW International Merger Corporation ("merger sub"), amending the provisions of the Agreement and Plan of Merger dated April 20, 2006 among the parties (the "Merger Agreement"). Pursuant to the merger agreement, as amended, merger sub will merge with and into INTAC, with INTAC continuing as the surviving corporation (the "merger"). As a result of the merger, INTAC will become a wholly owned subsidiary of HSW International. Pursuant to the terms of the merger agreement, as amended, each outstanding share of Company common stock, par value $0.001 per share, will be converted into the right to receive one share of HSW International common stock, par value $0.001 per share.

        In connection with the merger (i) HSW has agreed to contribute certain assets, properties and rights to HSW International in exchange for shares of HSW International common stock (the "contributed assets") and (ii) certain investors have agreed to purchase shares of HSW International common stock with an aggregate value of approximately $50 million (the "equity financing"). At the closing of the merger, but prior to the completion of the equity financing, INTAC stockholders will own 46.5% of the total issued and outstanding shares of HSW International common stock and HSW will own the remaining 53.5% of the total issued and outstanding shares of HSW International common stock subsequent to the sale of the Distribution Segment. The merger, the merger agreement, as amended, and the transactions contemplated by the merger agreement, as amended, have been approved by our board of directors and our stockholders.

        Prior to the closing of the merger, HSW International obtained approval for listing of HSW International common stock on the Nasdaq Global Market, and following the closing of the merger, INTAC filed with the SEC to terminate registration of our common stock.

        In connection with the merger, HSW International on March 14, 2007 filed a proxy statement/prospectus on Form S-4 with the SEC containing detailed information regarding the merger and the special meeting of stockholders at which our stockholders will consider the merger, the merger agreement, as amended, and the transactions contemplated by the merger agreement, as amended. On July 12, 2007, the SEC declared effective the registration statement on Form S-4 containing the proxy statement/prospectus and this information was subsequently approved by a majority of the INTAC shareholders entitled to vote at the special meeting. The merger closed on October 2, 2007.

        In August of 2005, the Company changed its fiscal year end from December 31st to September 30th. Accordingly, the accompanying financial statements include the related consolidated statements of operations, consolidated statements of stockholders' equity and comprehensive income (loss) and consolidated statements of cash flows presented for the years ending September 30, 2007 and September 30, 2006 and the nine months ended September 30, 2005.

(b)
Principles of Consolidation

        The accompanying consolidated financial statements include the financial statements of the Company and its wholly owned subsidiaries, Holdings, INTAC Deutschland GmbH, INTAC Holdco Corp., FUTAC Group Limited, Global Creative International Limited, INTAC Telecommunications Limited, Intac (Tianjin) International Trading Co., Beijing Intac Media Advertising Company Limited, Beijing Intac Meidi Technology Development Company Limited, Beijing Huana Xinlong Information and Technology Development Co., Limited, Beijing Huana Xinlong Education Software Limited, Intac International Management Consultancy Beijing Limited and its 60% owned subsidiary Intac Purun. All intercompany balances and transactions have been eliminated in consolidation.

        The assets and liabilities held for sale and the discontinued operations include the following companies: INTAC Deutschland GmbH, FUTAC Group Limited, Global Creative International Limited, INTAC Telecommunications Limited and Beijing Intac Meidi Technology Development Company Limited.

        In consolidating the Company's 45% indirect ownership interest in Intac Purun during the period from October 2003 (formation) through the period that INTAC acquired the additional 15% indirect ownership interest in June 2004, the Company applied the guidance in Statement of Financial Accounting Standards ("SFAS") No. 94 "Consolidation of All Majority-Owned Subsidiaries", and by

analogy the guidance in EITF 96-16 "Investor's Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders have Certain Approval or Veto Rights". INTAC is designated as the operating partner for the joint venture, has effective control of the Board of Directors and appoints the majority of the Board of Directors which hires management and controls the day to day activities of Intac Purun making it the primary controlling shareholder since the inception of Intac Purun. Accordingly, management concluded that it was necessary to consolidate Intac Purun since the acquisition of its 45% ownership interest in order to properly reflect the substance of the Company's control position.

(c)
Reclassifications

        Certain prior year balances have been reclassified to conform to the current year presentation.

(d)
Liquidity

        As of September 30, 2007 and 2006, INTAC maintained cash of $118,146 and $804,973, respectively. The Company measures liquidity through working capital (measured by current assets less current liabilities). As of September 30, 2007 and 2006, INTAC maintained working capital of $5,285,101 and $13,472,770, respectively. The decrease in cash is primarily due to an increase in trade accounts receivable and the net loss for the year ended September 30, 2007, partially offset by an increase in accrued expenses. The Company suffered a slow down in collections on trade accounts receivable due to INTAC's management team expending substantial time and committing additional resources to the proposed merger with HSW International, Inc. The decrease in working capital is primarily due to a decrease in net assets (assets less liabilities) held for sale, the net loss for the year ended September 30, 2007 and an increase in accrued expenses (primarily merger transaction costs).

        Within our Distribution Business (included in discontinued operations), a large portion of trade accounts receivable is attributable to our largest customer—Mr. Lam, from whom we derived substantially all of our distribution revenue for the year ended September 30, 2007. The amount of the receivable balance with this customer was $9.8 million at September 30, 2007 and $11.2 million at September 30, 2006.

        We entered into a new installment payment plan agreement with Mr. Lam in November 2006 to pay his September 30, 2006 outstanding balance of $11.2 million over a period of six months. As part of the installment plan agreement, we agreed that all future sales to Mr. Lam are due and payable within 45 days. At September 30, 2007, Mr. Lam had completed payments on the installment payment plan, but had approximately $9.8 million overdue on current purchases with 45 day terms. The volume of sales in the Distribution Business relies on keeping Mr. Lam as a customer. In order to demonstrate his belief that Mr. Lam's receivable is collectible, Wei Zhou, the Company's Chairman and CEO, entered into a Security and Pledge Agreement with INTAC whereby Mr. Zhou pledged 3 million shares of INTAC common stock to secure collection of this receivable. The Company has not reserved any of the overdue balance because Mr. Lam historically has always paid his commitments, although not always on time.

        In conjunction with the Company's merger with HSW International, Inc. and the sale of the Distribution Business, we entered into a Share Purchase Agreement, which calls for any and all amounts paid on the receivables from Mr. Lam to be paid into an escrow account to be governed by the Receivables Escrow Agreement (the "Escrow Agreement"). This Escrow Agreement stipulates that all accounts receivable collections from Mr. Lam be deposited into an escrow account which funds would then be withdrawn and transferred to the Company's operating accounts with an Operating Expense Payment Certification. Since the escrow account was opened in February 2007, certain accounts receivable collections from Mr. Lam were inadvertently deposited directly into the Company's operating accounts. HSW International, Inc. has waived this failure to comply with the Share Purchase Agreement.

        At September 30, 2006, the Company had approximately $2.2 million of supplier rebates receivable from its major mobile handset supplier, T-Mobile Deutschland. This amount had been fully reserved based on historical trends and due to the uncertainty of their use when considering the distribution business' anticipated reduced revenue. Mr. Zhou's pledge of 3 million shares of INTAC common stock under the Security and Pledge Agreement also secures this receivable. During the year ended September 30, 2007, the Company collected all of this receivable. This amount was recorded as a reduction of cost of revenue in discontinued operations.

        As of September 30, 2007, we have a net trade receivable balance of $4.6 million related to our Career Development Services business. The trade receivable balance relates primarily to Huana Xinlong and the sale of educational software to school districts within China. These school districts pay for their software purchases using funds supplied by the Chinese government. Historically, this funding takes many months, which is typical of the business process in China. In our September 30, 2006 financials, the Company reserved $950,608 for trade receivables related to sales of educational software completed in December 2004. In the fourth quarter of fiscal 2007, the Company changed its reserve policy to reserve receivables that have aged in excess of 15 months, from the previous policy of reserving receivables aged in excess of 21 months, due to collection experience. As a result, the Company recorded additional reserves of $1.6 million during the fourth quarter of 2007, and the allowance for doubtful accounts is $3.2 million at September 30, 2007. As with previously reserved accounts, the Company fully intends to pursue collection of these receivables.

        We believe the estimated net proceeds from the sale of common stock in connection with the merger will provide us sufficient working capital to establish our operations in Brazil and China and provide sufficient working capital through at least December 2008. The education and administrative software and training businesses require a substantial amount of working capital. We believe that the Company will have sufficient capital for the next twelve months if we are able to collect our trade receivables in a timely manner. However, if revenues and margins of the career development services businesses continue to decline, we may have to significantly curtail these operations and consider alternatives such as debt or equity financing. Alternatives will be limited unless we are able to stabilize the operating performance of these businesses. As of the date of this report, beyond the equity financing in conjunction with our merger with HSW International, we do not have any financing arrangements nor do we have any commitments to obtain such an arrangement with any bank or other third party. If we raise capital by issuing equity or convertible debt securities, the percentage ownership of our current stockholders will be reduced. Any new securities may have rights, preferences or privileges senior to those of our current common shareholders. There can be no assurances that we will be able to obtain additional financing on terms that are acceptable to us.

(e)
Cash and Cash Equivalents

        For purposes of the balance sheets and statement of cash flows, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. The Company maintains its cash in high quality financial institutions and does not believe any undue risk is associated with its cash balances. A large portion of the cash balance is maintained at one financial institution.

(f)
Concentration of Credit Risk and Accounts Receivable

        Trade accounts receivable are stated at the amount the Company expects to collect and are not collateralized. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The Company does not charge interest on overdue balances. Management considers the following factors when determining the collectibility of specific customer accounts: customer credit-worthiness, past transaction history with the customer, current economic industry trends, and changes in customer payment terms and the length of time which the receivable remains outstanding. If the financial condition of the Company's customers were to deteriorate, adversely affecting their ability to make payments, additional allowances would be required. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and a credit to a valuation allowance. Balances that remain outstanding after the Company has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. Based upon the above criteria, as of September 30, 2007 and 2006, the allowance for doubtful accounts receivable was $3,207,712 and $950,608, respectively.

(g)
Inventories

        Inventories in our career development services business consist mostly of training material and other supplies. Inventories in our Distribution business are shown on the consolidated balance sheets as assets held for sale. This consists mostly of wireless handsets which are stated at the lower of cost and net realizable value, calculated on the first-in, first-out basis, and are comprised of finished goods. Net realizable value is determined on the basis of anticipated sales proceeds less estimated costs for selling expenses.

(h)
Deposits Paid

        Deposits paid are payments made to suppliers for down payments for wireless handsets and included in assets held for sale on the consolidated balance sheet.

(i)
Property and Equipment

        Property and equipment is stated at cost less accumulated depreciation and amortization and any provisions for impairment losses required to reflect recoverable amounts. Cost represents the purchase price and any directly attributable costs of bringing the asset to working condition for its intended use. Repairs and maintenance are expensed as incurred. Betterments and capital improvements are capitalized and depreciated over the remaining useful life of the related asset.

        Depreciation and amortization is calculated to write off the cost of the fixed asset over the shorter of the useful life or, if applicable, the remaining lease term, on a straight line basis, at the following annual rates:

Furniture and fixtures	20%
Leasehold improvements	20%
Motor vehicles	20%

(j)
Intangible Assets

        In accordance with the accounting rules contained in SFAS No. 142 "Goodwill and Intangible Assets" ("SFAS 142"), the Company reviews each indefinitely lived intangible asset for impairment annually and when events or circumstances indicate that the asset might be impaired. Impairment is measured as the amount by which the Company's carrying value exceeds the fair value. Should impairment be indicated, the impaired amount will be charged to expense. As of September 30, 2007 and 2006, the Company performed its annual impairment tests and found none of its goodwill to be impaired.

        Non-amortizable intangible assets include the following:

  •
  Recorded goodwill of $59,021 attributable to the wireless handset distribution business (included in assets held for sale on the consolidated balance sheets).

  •
  Recorded goodwill of $1,064,113 relating to the acquisition of an additional 15% indirect ownership interest in Intac Purun from Putian for $1.5 million attributable to the career development services business.

  •
  Recorded goodwill of $15,678,353 relating to the acquisition of Huana Xinlong attributable to the career development services business. The acquisition consideration issued by the Company in the transaction consisted of up to 2,000,000 shares of Company common stock, including 1,000,000 shares issued on closing and up to an additional 1,000,000 shares contingent on achieving net income of $13 million during the thirteen month period ending December 31, 2005 of which an additional 601,272 shares were issued. The Company issued a total of 1,601,272 shares as consideration for this transaction.

        Goodwill represents the excess of the purchase price over the fair value of identifiable assets and liabilities acquired as a result of the Company's acquisitions of interests in its subsidiaries.

        Amortizable intangible assets include the following:

  •
  The legal right for exclusive access to a student database which is owned by the PRC Ministry of Education. The Company acquired the access right in October 2003 in connection with the formation of Intac Purun. The access right to this student database has been recorded based on a valuation completed in December 2004. Management has determined that this intangible asset has a finite life as contemplated by SFAS No. 142 and accordingly, this asset is being amortized over a five year life on a straight line basis in accordance with the terms of the internet content provider license agreement.

		September 30, 2007		September 30, 2006
	Weighted Average Remaining Amortization Period (Years)
		Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Internet portal database gateway	1.0	$411,666	$307,563	$411,666	$224,288

        Amortization expense was $83,275 and $117,718 for the years ended September 30, 2007 and September 30, 2006, respectively, and $45,673 for the nine months ended September 30, 2005. Estimated aggregate amortization expense for each of the next two years is as follows:

2008	$83,275
2009	20,828

Total	$104,103

(k)
Acquired Software

        Software was acquired in connection with the acquisition of Huana Xinlong. This software has been recorded using values established in December 2004. Amortization is recorded based on the estimated useful life of approximately three years on a straight line basis. At September 30, 2007, acquired software recorded value totaled $2,039,307 with accumulated amortization totaling $1,982,158. At September 30, 2006, acquired software recorded value totaled $2,039,307 with accumulated amortization totaling $1,383,349.

(l)
Deposits Received

        Deposits received are payments received from customers for down payments for wireless handsets and are included in liabilities held for sale in the consolidated balance sheet.

(m)
Revenue Recognition

        The Company's revenue is derived from primarily two sources (i) career development services which includes software license maintenance and support, training, consulting, and franchise revenue for customers in China (included in continuing operations on the consolidated statement of operations) and (ii) distribution revenue, which includes wireless handsets distribution mainly into China—(included in discontinued operations on the consolidated statements of operations).

        Career Development Services (included in continuing operations):

        Product revenue from the license of the Company's software products is recognized in accordance with Staff Accounting Bulletin ("SAB") No. 104, "Revenue Recognition" when persuasive evidence of an arrangement exists, the product has been delivered, the fee is fixed or determinable, and collection of the resulting receivable is reasonably assured, and, if applicable, upon acceptance when acceptance criteria are specified or upon expiration of the acceptance period. Maintenance and support revenue for customer support is deferred and recognized ratably over the service period unless it is included in the initial license fee, provided for less than one year and is not a significant portion of the total license revenue. In this case, maintenance support revenue is recognized when all revenue recognition criteria under SOP 97-2, SOP 98-9 and SAB 104 have been met. Product upgrades and enhancement revenue is deferred and recognized ratably over the service period unless it is included in the initial license fee and is not significant. Training and consulting revenue is recognized as services are performed and billable according to the terms of the service arrangement.

        The Company applies the provisions of Statement of Position 97-2, "Software Revenue Recognition," ("SOP 97-2") as amended by Statement of Position 98-9 "Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions" to all transactions involving the sale of all its software products.

        For arrangements with multiple obligations (e.g. undelivered maintenance and support bundled with term licenses), the Company allocates revenue to each component of the arrangement using the residual value method based on evidence of the fair value of the undelivered elements, which is specific to the Company. The vendor specific objective evidence of the fair values for the ongoing maintenance and support obligations for term licenses are based upon the prices paid for the separate renewal of these services by the customer or upon substantive renewal rates stated in the contractual arrangements. In this case, maintenance support revenue is recognized when all revenue recognition criteria under SOP 97-2, SOP 98-9 and SAB 104 have been met. Vendor specific objective evidence of the fair value of other services, primarily consulting and training services, is based upon separate sales of these services.

        Franchise fee revenue is derived from the sale to customers of the exclusive rights to provide training courses to prospective students. This arrangement consists of an up-front, non-refundable license fee, as well as fees for training materials and contingent payments based on a percentage of the student tuition. The up-front, non-refundable franchise fee is recognized as revenue at the time the agreement is entered into, and the fees for other services are recognized as performed. Contingent payments are recognized when received. The Company has considered the relevant provisions of FAS 45 "Accounting for Franchise Fee Revenue" in accounting for its franchise revenue.

        The Company licenses access to its student database and education materials under one, two and three-year term licenses. The software licenses provide for updates to new versions if and when made available. No express rights of return are granted. The Company sells its products and services via a direct sales force and under certain circumstances, sales agents.

        Subscription revenue which will be earned primarily through our Internet portal business, will be recognized on a straight line basis over the term of the service contract provided. The Company may also contract with third-party mobile operators for the transmission of wireless short messages and subscriptions as well as for the billing and collection of service fees from customers. Revenues are recorded as the services are provided monthly or on a per usage basis. The Company will recognize the net amount billed by the mobile operator as revenue. To date, the Company has generated minimal revenue from subscription services.

        Distribution Business (included in discontinued operations):

        The Company's wireless handset revenue is generally generated from a quick turn of product. The Company recognizes revenue upon delivery of product to its customers. Products are sold "as is" and the Company does not provide servicing of the wireless handsets, nor does the Company receive any usage revenue from the wireless handsets distributed.

        Revenue is recognized when customers take delivery of the goods, which is taken to be the point in time where the customer has accepted the goods and the related risks and rewards of ownership. Certain sales arrangements provide the Company the right to receive a contingent payment based on sales made by the customers. Contingent payment revenue for these arrangements is recognized as the cash is received. Receipts of cash in advance of shipment or delivery are recorded as deposits received.

        License fee revenue is derived from the sale to customers of the rights to sell products under arrangements in which the Company is the distributor. These arrangements consist of an up-front, non-refundable license fee, as well contingent payments based on a percentage of the customer revenue. The services provided by the Company after the receipt of the up-front license fee are not significant. The up-front, non-refundable license fee is recognized as revenue at the time the agreement is entered into, and the contingent payments are recognized when received. The Company has considered the relevant provisions of SAB 104 and Emerging Issues Task Force No. 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables" in accounting for license fee revenue.

(n)
Cost of Revenues

        Career Development Services (included in continuing operations):

        The Company's career development services cost of revenue is primarily comprised of the service fees paid for the provision of software training and technological services, and the amortization charge for acquired software.

        Distribution Business (included in discontinued operations):

        The Company's distribution business cost of revenues is comprised of the cost of the wireless handset products distributed.

(o)
Vendor Programs

        Incentive arrangements such as volume incentive rebates or other vendor programs are accounted for in accordance with the Emerging Issues Task Force Issue No. 02-16, "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor" and Emerging Issues Task Force No. 03-10, "Application of Issue No. 02-16 by Resellers to Sales Incentives Offered to Customers by Manufacturer". To the extent that the Company receives excess funds from suppliers for reimbursement of its costs, the Company recognizes the excess as a liability due to the supplier, which is applied to future costs incurred on behalf of the supplier. Volume incentive rebates are consideration received from the suppliers when purchases or sell-through targets are attained or exceeded within a specific time period. The amount of rebate earned in any financial reporting period is accrued as a vendor receivable. This same amount is either a reduction on inventory cost or is a reduction of cost of sales for those items already sold. Volume rebates to date have been determined based on actual negotiated volume discounts. When there is uncertainty regarding the use of these rebates, the amounts are reserved accordingly.

(p)
Income Taxes

        Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities, and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the period in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(q)
Foreign Currency Translation

        The Company's operations in China and Hong Kong use the local currencies as their functional currencies. German operations use the Hong Kong dollar as its functional currency. The accompanying consolidated financial statements have been expressed in United States dollars, the reporting currency of the Company.

        Reported assets and liabilities of INTAC's foreign subsidiaries have been translated at the rate of exchange at the end of each period. Revenues and expenses have been translated at the weighted average rate of exchange in effect during the respective period. Gains and losses resulting from translation are accumulated in other comprehensive income (loss) in stockholders' equity.

        Realized and unrealized gains (losses) on currency transactions between foreign entities is included in other income (expense) in the accompanying statements of operations.

(r)
Net Loss Per Share—Basic and Diluted

        Basic loss per share is calculated by dividing net loss by the weighted-average number of common shares outstanding during the period. Diluted loss per share is calculated by dividing net loss by the weighted-average number of common shares and dilutive potential common shares, if any, outstanding during the period. Stock options were not included in the computation of diluted loss per share because their effects are anti-dilutive. Total dilutive shares excluded from the loss per share computation totaled 450,000 at both September 30, 2007 and 2006.

(s)
Segment Reporting

        SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information", established standards for reporting information about operating segments in financial statements. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and assessing performance.

        Historically, the Company's results of operations have been considered to be comprised of two reportable segments: (i) career development services and (ii) distribution of wireless handsets. The statement of operations included herein reflects operations of the career development services segment as continuing operations and the distribution segment as discontinued operations due to the transaction described in Note 2 below. Accordingly, there is only one reportable segment and disclosure as required under SFAS No. 131 is not required.

(t)
Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of

        The Company accounts for long-lived assets in accordance with the provisions of SFAS No. 144, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flow expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

(u)
Use of Estimates

        Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. The significant estimates and related assumptions include the assessment of the provision for doubtful accounts, the assessment of the impairment of tangible and intangible long-lived assets, the assessment of the valuation allowance on deferred tax assets, the purchase price allocation on acquisitions and the assessment of criteria related to revenue recognition. Actual results could differ from those estimates.

(v)
Product and Software Development Expenses

        Product and software development expenses primarily include payroll and other employee benefit costs. For software to be marketed or sold, financial accounting standards require the capitalization of development costs after technological feasibility is established. Due to the relatively short period between technological feasibility and the completion of product development, and the insignificance of the related costs, the Company generally does not capitalize software development costs. All product and software development costs are expensed when incurred. Research and development costs to date have not been significant.

(w)
Employee Benefit Plans

        The Company's subsidiaries in China participate in a government-mandated multi-employer defined contribution plan pursuant to which certain retirement, medical and other welfare benefits are provided to employees. Chinese labor regulations require the Company's subsidiaries to pay to the local labor bureau monthly contributions at a stated contribution rate based on the monthly basic compensation of qualified employees. The relevant local labor bureau is responsible for meeting all retirement benefit obligations; the Company has no further commitments beyond its monthly contributions. Employee benefit plan costs to date have not been significant.

(x)
Stock Option Plans and Stock-Based Compensation

        Effective October 1, 2005, the Company adopted Statement of Financial Accounting Standard No. 123 (revised) "Share Based Payment" ("SFAS 123-R"), using the modified prospective transition method. Under this transition method, compensation cost for all share-based payments granted prior to, but not yet vested as of October 1, 2005, is based on the grant date fair value estimated in accordance with the original provisions of SFAS 123 and compensation cost for all share-based payments granted subsequent to October 1, 2005 is based on the grant date fair value estimated in accordance with the provisions of SFAS 123-R. During the years ended September 30, 2007 and 2006, the Company recognized share-based compensation cost totaling $154,142 and $153,044, respectively.

        As a result of adopting SFAS 123-R on October 1, 2005, the Company's loss before income taxes and net loss for year ended September 30, 2006 is $153,044 higher than if the Company had continued to account for share-based compensation under APB Opinion No 25 "Accounting for Stock Issued to Employees." Basic and diluted loss per share for the year ended September 30, 2006 would have been ($0.35), if the Company had not adopted SFAS 123-R, compared to the reported basic and diluted loss per share of ($0.36).

        The following table illustrates the effect on net income (loss) and earnings (loss) per share if the Company had applied the fair value recognition provisions of SFAS 123 to options granted under the Company's stock option plan in all periods presented. For purposes of this pro forma disclosure, the value of the options is estimated using a Black-Scholes option pricing model and amortized over the options' vesting periods.

Nine Months Ended September 30, 2005
Net loss, as reported	$(1,466,382)
Add: Total stock-based employee compensation expense included in reported net loss	136,112
Deduct: Total stock-based employee compensation expense determined under fair value based method	(1,117,425)

Pro forma net loss	$(2,447,695)

Net loss per share—Basic and Diluted—as reported	$(0.07)

Net loss per share—Basic and Diluted—pro forma	$(0.11)

        On August 28, 2005, the Board of Directors of INTAC approved the acceleration of vesting of all unvested options to acquire shares of the Company's common stock. These options were previously awarded in 2003 and 2004 under the Company's 2001 Long Term Incentive Plan and were to vest in three equal annual installments after the date of grant. Options to purchase 200,000 shares of common stock at exercise prices between $9.50 and $15.75, prices that were above the current market price of the Company's common stock, are subject to this acceleration. The acceleration of the vesting of these options was undertaken primarily to eliminate the related future stock-based compensation expense resulting from the adoption of SFAS 123R.

        As part of the merger, vesting of all outstanding stock options was accelerated to immediately vest, thus all remaining expense related to unvested options was recognized.

(y)
Commitments and Contingencies

        Liabilities for loss contingencies arising from claims, assessments and litigation and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated. In the opinion of management, after consultation with legal counsel, there are no claims, assessments and litigation against the Company.

(z)
Fair Value of Financial Instruments

        The carrying amounts of all current assets and current liabilities at September 30, 2007 and 2006 approximate their fair values because of the short maturity of these instruments.

(aa)
Comprehensive Income (Loss)

        Comprehensive income (loss) is defined as the change in equity of a company during a period from transactions and other events and circumstances excluding transactions resulting from investments from owners and distributions to owners. For the Company, comprehensive income (loss) for the periods presented includes net income (loss) and foreign currency translation adjustments.

(bb)
Impact of New Accounting Standards

        In July 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" (FIN 48), which alters the framework for recognizing income tax contingencies. Previously, under SFAS No. 5, "Accounting for Contingencies," the focus was on the subsequent liability recognition for estimated losses from tax contingencies where such losses were probable and the related amounts could be reasonably estimated. Under this new interpretation, a contingent tax asset (i.e., an uncertain tax position) may only be recognized if it is more likely than not that it will ultimately be sustained upon audit. The Company does not believe this standard will have a material impact on its statement of financial position or results of operations.

        In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" (SFAS 157). SFAS 157 defines fair value as the amount that would be exchanged to sell an asset or transfer a liability, in an orderly transaction between market participants, and establishes a fair value hierarchy of quotes and unobservable data that should be used to develop pricing assumptions. In addition, for assets and liabilities that are not actively traded, for example, certain kinds of derivatives, SFAS 157 requires that a fair value measurement include an adjustment for risks inherent in a valuation technique and/or inputs, such as those used in pricing models. SFAS 157 is effective for fiscal years beginning after November 15, 2007, however, early adoption is permitted. The Company does not believe this standard will have a material impact on its statement of financial position or results of operations.

(cc)
Recent Events

        On January 29, 2007, the Company entered into a First Amendment to the Agreement and Plan of Merger, referred to as the amendment to the merger agreement, with HowStuffWorks Inc. ("HSW"), HSW International, Inc. ("HSW International") and HSW International Merger Corporation ("merger sub"), amending the provisions of the Agreement and Plan of Merger dated April 20, 2006 among the parties (the "Merger Agreement"). Pursuant to the merger agreement, as amended, merger sub will merge with and into INTAC, with INTAC continuing as the surviving corporation (the "merger"). As a result of the merger, INTAC will become a wholly owned subsidiary of HSW International. Pursuant to the terms of the merger agreement, as amended, each outstanding share of Company common stock, par value $0.001 per share, will be converted into the right to receive one share of HSW International common stock, par value $0.001 per share.

        In connection with the merger (i) HSW has agreed to contribute certain assets, properties and rights to HSW International in exchange for shares of HSW International common stock (the "contributed assets") and (ii) certain investors have agreed to purchase shares of HSW International common stock with an aggregate value of approximately $50 million (the "equity financing"). At the closing of the merger, but prior to the completion of the equity financing, INTAC stockholders will own 46.5% of the total issued and outstanding shares of HSW International common stock and HSW will own the remaining 53.5% of the total issued and outstanding shares of HSW International common stock subsequent to the sale of the Distribution Segment. The merger, the merger agreement, as amended, and the transactions contemplated by the merger agreement, as amended, have been approved by our board of directors and our stockholders.

        Prior to the closing of the merger, HSW International obtained approval for listing of HSW International common stock on the Nasdaq Global Market, and following the closing of the merger, INTAC filed with the SEC to terminate registration of our common stock.

        On January 29, 2007, the Company, Holdings and INTAC (Tianjin) International Trading Company entered into a Share Purchase Agreement with Wei Zhou, its Chairman and CEO, and Cyber Proof Investments Ltd. ("Cyber"), a corporation wholly owned by Mr. Zhou. Pursuant to the Share Purchase Agreement, Cyber agreed to purchase the Distribution Segment of the business for 3 million shares of the Company's Common Stock. The consummation of this transaction was concurrent with the closing of the merger transaction with HSW International, Inc., which occurred on October 2, 2007.

(dd)
Merger Transaction Costs

        Merger transaction costs of $3,960,655 for the year ended September 30, 2007, are principally comprised of professional and investment banking fees related to the contemplated merger of the Company and HSW described in "Recent Events". Since HSW has been determined to be the accounting acquirer, accounting rules require that the acquiree (the Company) record all transaction costs as expense in its statement of operations.

2.    DISCONTINUED OPERATIONS

        On January 29, 2007, the Company, Holdings and INTAC (Tianjin) International Trading Company entered into a Share Purchase Agreement with Wei Zhou, its Chairman and CEO, and Cyber Proof Investments Ltd. ("Cyber"), a corporation wholly owned by Mr. Zhou. Pursuant to the Share Purchase Agreement, Cyber has agreed to purchase the Distribution Segment of the business for 3 million shares of the Company's common stock. The consummation of this transaction was concurrent with the closing of the merger transaction with HSW International, Inc. as described in "Recent Events".

        As a result of this agreement, the operations of this business have been segregated and reported as discontinued operations for all periods presented for the Company's consolidated statements of operations presented herein. The results of discontinued operations are as follows:

	Year Ended September 30,		Nine Months Ended September 30,
	2007	2006	2005
Revenues	$60,245,414	$62,635,376	$57,019,701
Loss from discontinued operations before income taxes	(1,468,629)	(4,230,915)	(1,089,001)
Income taxes	—	—	(132,912)
Loss from discontinued operations	(1,468,629)	(4,230,915)	(956,089)

        The Company's assets and liabilities of this segment have been classified as "held for sale" for the consolidated balance sheets presented herein. The assets and liabilities held for sale as of September 30, 2007 and 2006 are as follows:

	September 30, 2007	September 30, 2006
Assets:
Cash and cash equivalents	$143,753	$1,044,661
Trade accounts receivable	11,012,032	11,461,713
Supplier rebate receivable, net of allowance of $2,231,205 at September 30, 2006	—	—
Income tax receivable	—	41,823
Inventories	2,061,910	369,723
Deposits paid	4,722	—
Property and equipment, net	83,150	160,166
Other assets	1,316,440	97,636
Advances to officers of subsidiaries and employees	128,073	—
Goodwill	59,021	59,021

Total assets	$14,809,101	$13,234,743

Liabilities:
Trade accounts payable	$3,873,667	$1,764,322
Accrued expenses	497,707	71,354
Deferred revenue	1,461,406	—
Due to shareholder	35,828	—
Deposits received	—	123,435

Total liabilities	$5,868,608	$1,959,111

        Deferred revenue is comprised of sales of prepaid calling cards. To date, revenue of $155,673 has been generated from these prepaid calling cards.

3.    INVENTORIES

        As of September 30, 2007 and 2006, inventories totaled $49,908 and $45,561, respectively, consisting of $49,908 and $34,225 respectively, for training materials and $0 and $11,336, respectively, for other inventories.

4.    INVESTMENT IN INTAC PURUN

        On January 15, 2004, INTAC announced the shift in focus of its business plan from the traditional distribution of premium brand wireless handsets to its new career development services and Internet joint venture, Intac Purun. Intac Purun was formed in October 2003 with China Putian Corporation ("Putian") and the Ministry of Education in The People's Republic of China ("PRC"). The Company indirectly invested a total of $2.3 million in cash in the newly founded Internet joint venture in September 2003 and October 2003, owned 45% indirectly by INTAC, 15% by Putian, 30% by a private investor group and 10% by the Ministry of Education.

        In order to meet ownership requirements under PRC law which restrict or prohibit INTAC from operating in certain industries such as Internet content providers, INTAC made loans of $1,233,000 and $123,000 to two China nationals, Miss Zhang Wanqin and Miss Li Min, respectively. Miss Zhang and Miss Li are the equity owners of Tianjin Weilian, a company incorporated in the PRC. These loans were made to finance Miss Zhang and Miss Li, on behalf of INTAC, for the purpose of establishing Tianjin Weilian to hold the 45% interest in Intac Purun. Tianjin Weilian pledged as collateral the 45% ownership of Intac Purun against these loans from INTAC. Furthermore Tianjin Weilian assigned all operating rights, title and interest it had in Intac Purun to INTAC, including all interest held, all rights to capital accounts, distributions and/or allocations of cash property and income, and all rights to participate in management and to vote with regard to affairs relating to the Intac Purun. When permitted under applicable laws, Tianjin Weilian will transfer ownership of Intac Purun directly into INTAC.

        In June 2004, INTAC indirectly purchased an additional 15% interest in Intac Purun from Putian for $1.5 million. The incremental acquired ownership was accounted for using the purchase method of accounting. INTAC made loans of $1.5 million to two China nationals, Mr. Zhou Jingchen and Ms. Tian Jinmei. Mr. Jingchen and Ms. Jinmei are the equity investors of Tianjin Chengtai International Trading Limited ("Chengtai"), a company incorporated in the PRC. These loans were made to finance Mr. Jingchen and Ms. Jinmei, on behalf of INTAC, for the purpose of establishing Chengtai which purchased the 15% interest in Intac Purun in June 2004 from Putian. A total of 15% of the outstanding securities of Intac Purun, representing the 15% ownership, were pledged as collateral for these loans from INTAC and all operating, economic, voting and other rights associated with their 15% interest were assigned to INTAC by Chengtai. This additional 15% interest increases INTAC's total indirect ownership in Intac Purun to 60%, for which the Company has paid or invested $3.8 million. Intac Purun is incorporated and domiciled in PRC.

        Aggregate minority interest in losses have been recorded by the Company (since inception $432,524 at September 30, 2007) to reduce the minority interest in Intac Purun to zero. The Company will record 100% of income related to the minority interest, if any, until the amount of the previously reported losses of the minority interests in shareholders' equity (deficit) in Intac Purun by the Company have been restored.

5.    PURCHASE OF HUANA XINLONG

        In December 2004, the Company acquired Beijing Huana Xinlong Information and Technology Development Co., Ltd. ("Huana Xinlong"). Huana Xinlong, a leading Chinese developer of management software for educational institution administration, is located in Beijing, China. The acquisition was accounted for using the purchase method of accounting. The acquisition consideration issued by the Company in the transaction consisted of up to 2,000,000 shares of Company common stock, including 1,000,000 shares issued on closing and up to an additional 1,000,000 shares contingent on achieving net income of $13 million during the thirteen month period ending December 31, 2005 (and the Company will issue a lesser number of shares on a pro rata basis in the event net income is less than $13 million). The Company issued a total of 1,601,272 shares as consideration for the transaction.

        The following table summarizes the estimated fair value of the assets acquired and liabilities assumed as of the date of acquisition:

	September 30,
	2006	2005
Current assets	$306,333	$306,333
Acquired software	2,039,307	2,039,307
Other non-current assets	192,801	192,801

Total assets acquired	2,538,441	2,538,441
Current liabilities assumed	1,274,097	1,274,097

Net assets acquired	1,264,344	1,264,344
Purchase price	16,942,701	13,000,000

Excess purchase price	$15,678,353	$11,735,656

        The excess of the purchase price over the fair value of the net identifiable assets acquired represents goodwill and is not deductible for income tax purposes. The allocation of the purchase price includes information used in an independent valuation of the software which was completed in December 2004.

6.    PROPERTY AND EQUIPMENT, NET

        As of September 30, 2007 and 2006, property and equipment consisted of the following:

	September 30, 2007	September 30, 2006
Furniture and fixtures	$457,717	$964,671
Leasehold improvements	—	274,539
Motor vehicles	90,801	476,366
Other	29,068	29,069

	577,586	1,744,645
Less: Accumulated depreciation and amortization	(279,563)	(701,737)

	$298,023	$1,042,908

7.    OTHER ASSETS

        As of September 30, 2007 and 2006, other assets consisted of the following:

	September 30, 2007	September 30, 2006
Deposits and memberships	$142,467	$199,017
Prepaid administrative and professional costs	131,924	243,209

	$274,391	$442,226

8.    CONCENTRATION OF RISKS

        For the years ended September 30, 2007 and 2006 and the nine months ended September 30, 2005 we derived substantially all of our distribution revenue (included in discontinued operations) from one customer, Mr. Lam. This distribution customer also accounts for most of our total distribution trade receivables.

        For the year ended September 30, 2006 and the nine months ended September 30, 2005 one distribution vendor accounted for more than 10% of our total discontinued operations purchases: T-Mobile Deutschland.

        Additionally, the majority of our career development services revenue and receivables (included in continuing operations) are derived from Chinese customers.

9.    INCOME TAXES

        The Company is subject to income taxes on income arising in or derived from the tax jurisdictions in which it is domiciled and operates. Pursuant to an expense sharing arrangement, the Company's U.S. losses have been allocated to the Hong Kong operating subsidiaries based upon the relative amount of each Hong Kong subsidiary's gross profit margin.

	Year ended September 30, 2007	Year ended September 30, 2006	Nine Months ended September 30, 2005
Current:
United States Federal and State	$—	$—	$—
Foreign	—	—	—

Total current provision for income taxes	$—	$—	$—

Deferred:
United States Federal and State	$—	$—	$—
Foreign	(426,447)	426,447	—

Total deferred provision for income taxes	$(426,447)	$426,447	$—

        The Company has substantial net operating loss carryforwards in some of its Hong Kong and PRC operating entities. As a result, most of these entities have net deferred tax assets. The Company has provided a valuation allowance to reduce these deferred tax assets to $0 based on the uncertainty of generating future taxable income. During the year ended September 30, 2006 one of the Company's PRC entities generated accrual basis taxable income and recorded a deferred income tax liability of $424,447. This liability was reversed to zero in the year ended September 30, 2007 due to an accrual basis tax loss. At September 30, 2007, this entity had a deferred tax asset of $128,097, primarily related to accrual items. The Company recorded a valuation allowance against this asset.

        The provision for income taxes for the years ended September 30, 2007 and 2006 and the nine months ended September 30, 2005 differed from the amount computed by applying the U.S. income tax rate of 34% to loss before income taxes as follows:

	Year Ended September 30, 2007	Year Ended September 30, 2006	Nine Months Ended September 30, 2005
Computed "expected" tax benefit	$(3,229,148)	$(1,184,776)	$(173,500)
Rate differences resulting from differing tax rates for different tax jurisdictions	1,034,054	(66,283)	17,036
Tax holiday effect for PRC entities not currently subject to income taxes	(574,215)	63,678	(561,483)
Expiration of tax holiday	—	426,447	—
Non-deductible expenses	1,400,104	249,751	(59,636)
Change in valuation allowance	940,758	937,630	769,107
Other	—	—	8,476

	$(426,447)	$426,447	$—

        The tax holiday earnings per share for the years ended September 30, 2007 and 2006, and the nine months ended September 30, 2005, total $0.00, $0.00 and $0.03, respectively.

        The tax effects of temporary differences that give rise to significant portions of the net deferred tax asset and liability at September 30, 2007 and 2006, are as follows:

	September 30, 2007	September 30, 2006
Deferred tax assets:
Net operating loss carryforwards	$1,387,722	$1,573,548

Total deferred tax assets	1,387,722	1,573,548
Deferred tax liabilities:
Deferred income and reserves	487,444	(499,462)
Valuation allowance	(1,875,166)	(1,500,533)

Net deferred tax liability	$—	$(426,447)

        The net operating losses available at September 30, 2007, to offset future taxable income in the U.S., Hong Kong, and China are $478,720, $1,337,234 and $4,085,180, respectively. The income tax rates for Hong Kong and China are 17.5% and 33.0%, respectively. A portion of the net operating losses generated in China expire beginning in 2008 if not utilized. The net operating losses generated in Hong Kong have no expiration date and carry forward indefinitely. The net operating losses generated in the U.S. resulted from stock compensation benefits and expire if not used by 2026. When the tax benefits of these net operating losses are realized, they will be credited to stockholder's equity.

10.    RELATED PARTY TRANSACTIONS

(a)
As of September 30, 2007 and 2006, the Company's majority shareholder, Mr. Wei Zhou was the beneficial owner of 52.0% and 52.0%, respectively, of the Company's issued outstanding common stock.

(b)
Mr. Zhou is the CEO, President, Treasurer and a Director of the Company. As of September 30, 2007 and 2006, Mr. Zhou had made net advances to the Company amounting to $35,828 and $159,057, respectively. These advances are included in liabilities held for sale on the consolidated balance sheets.

(c)
As described in Notes 1 and 2, the Company has entered into an agreement to sell its Distribution Business to its Chairman and CEO Wei Zhou.

11.    ADVANCES FROM SHAREHOLDER

        As of September 30, 2007 and 2006, Mr. Zhou (President, CEO and Director of the Company) had net advances outstanding to the Company of $35,828 and $159,057, respectively.

12.    COMMITMENTS AND CONTINGENCIES

        As of September 30, 2007, the total future minimum lease payments under non-cancelable operating leases of the Company's office facilities are as follows:

Fiscal 2008	$100,405
Fiscal 2009	100,405
Fiscal 2010	66,936
Thereafter	—

$267,746

        For the years ended September 30, 2007 and 2006 and the nine months ended September 30, 2005, rental expense which is included in selling, general and administrative expense amounted to $100,405, $105,784 and $30,094, respectively.

        There are uncertainties regarding the indirect ownership and the legal basis of the Company's ability to operate an Internet portal business in China. Although China has implemented a wide range of market-oriented economic reforms, the telecommunication, information and media industries remain highly regulated. Not only are restrictions currently in place, but regulations are unclear regarding in what specific segments of these industries companies with foreign investors, including the Company, may operate. Therefore, the Company might be required to limit the scope of its operations in China, and this could have a material adverse effect on the Company's financial position, results of operations and cash flows.

13.    STOCKHOLDERS' EQUITY

(a)
Common Stock

        In December 2004, the Company entered into a Stock for Stock Exchange Agreement to acquire all of the outstanding equity securities of Huana Xinlong, a company organized under the laws of the PRC. The acquisition consideration issued by the Company in the transaction consisted of 1,000,000 shares of the Company's common stock issued on closing and 341,272 shares issued as a result of the acquired business meeting certain net income thresholds for the thirteen month period ending December 31, 2005. In addition, in accordance with an amendment to the original stock for stock exchange agreement, in March 2006 an additional 260,000 shares were issued.

(b)
Stock Options and Stock Awards

        On November 28, 2001, INTAC adopted a stock purchase plan entitled the "2001 Long Term Incentive Plan" to attract, retain and motivate its management and other persons, to encourage and reward their contributions to the performance of the Company and to align their interests with the interests of the Company's stockholders. The Company authorized 2,500,000 shares to be available for grant as part of the long term incentive plan. Options are generally granted at fair value on the date of issuance.

        On August 28, 2005 the Company completed a stock option grant to four of its Directors to purchase 25,000 shares of the Company's common stock (an aggregate of 100,000 shares) at an exercise price of $6.40 per share, representing the market value on the date of the grant. These stock options vest in two equal annual installments on the first two anniversaries of the date of the grant. The per share fair value of the stock options granted, estimated on the date of the grant using the Black-Scholes options pricing model was $1.97. The fair value of the option grant was estimated on the date of the grant using the following assumptions: no dividend yield; expected volatility of 50%; risk-free interest rate of 4.09%; and expected life of two years. For purposes of pro forma disclosure, the estimated fair value of the options is amortized to expense over the options' vesting period.

        On August 28, 2005 the Company completed a stock option grant to four of its Directors to purchase 12,500 shares of the Company's common stock (an aggregate of 50,000 shares) at an exercise price of $6.40 per share, representing the market value on the date of grant. These stock options vest in three equal annual installments on the first three anniversary dates of the grant. The per share fair value of the stock options granted, estimated on the date of the grant using the Black-Scholes options pricing model was $2.19. The fair value of the option grant was estimated on the date of the grant using the following assumptions: no dividend yield; expected volatility of 44%; risk-free interest rate of 4.09%; and expected life of three years. For purposes of pro forma disclosure, the estimated fair value of the options is amortized to expense over the options' vesting period.

        On March 2, 2004 and March 11, 2004, the Company completed a stock option grant to four of its Directors to purchase 50,000 shares of the Company's common stock (an aggregate of 200,000 shares) at an exercise price of $15.75 per share for three of the Directors and $14.72 per share for the remaining Director, representing the market values on the date of each grant. These stock options vest in three equal annual installments on the first three anniversary dates of the date of grant. The per share fair value of the stock options granted on March 2, 2004 and March 11, 2004, estimated on the date of grant using the Black-Scholes options pricing model, was $6.03 and $5.63, respectively. The fair value of the option grant was estimated on the date of grant using the following assumptions: no dividend yield; expected volatility of 55%; risk-free interest rate of 2.0%; and expected life of three years. For purposes of proforma disclosure, the estimated fair value of the options is amortized to expense over the options vesting periods. On March 31, 2005, 50,000 of these options were cancelled due to the resignation of a director. On June 30, 2005 another 50,000 of these options were cancelled when another director did not stand for re-election. On August 28, 2005, the Board of Directors accelerated the vesting of the remaining options as described in "General and Summary of Significant Accounting Policies".

        The fair value of each option award is estimated on the date of grant using a Black-Scholes option pricing model. Expected volatilities are based on historical volatility of the Company's stock. The Company uses historical data to estimate option exercise and employee termination within the valuation model; separate groups of employees that have similar historical exercise behavior are considered separately for valuation purposes. The expected term of options granted is derived from the output of the option valuation model and represents the period of time that options granted are expected to be outstanding. There were no options granted or exercised during the year ended September 30, 2007.

        A summary of stock option activity and related information for the years ended September 30, 2007 and 2006 the nine months ended September 30, 2005 is as follows:

	Year Ended September 30, 2007		Year Ended September 30, 2006		Nine Months Ended September 30, 2005
Plan Category	Number of options	Weighted- average exercise price	Number of options	Weighted- average exercise price	Number of options	Weighted- average exercise price
Outstanding at beginning of period	450,000	$7.90	600,000	$6.80	600,000	$8.53
Grant	—	—	—	—	150,000	6.40
Cancelled	—	—	—	—	(150,000)	13.32
Exercised	—	—	(150,000)	3.50	—	—

Total	450,000	$7.90	450,000	$7.90	600,000	$6.80

Options exercisable at end of year	433,332	$7.96	366,668	$8.24	450,000	$6.93

        Information related to stock options outstanding at September 30, 2007, is summarized below:

	Options Outstanding
		Weighted Average Remaining Contractual Life		Options Exercisable
Range of Exercise Prices	Outstanding at 9/30/07		Weighted Average Exercise Price	Exercisable at 9/30/07	Weighted Average Exercise Price
$3.50	150,000	1.8 years	$3.50	150,000	$3.50
$6.40	150,000	4.9 years	$6.40	133,332	$6.40
$9.89	50,000	4.9 years	$9.89	50,000	$9.89
$15.75	100,000	4.9 years	$15.75	100,000	$15.75

	450,000			433,332

        As of September 30, 2007, there was no unrecognized compensation cost related to nonvested share-based compensation arrangements. As part of the merger, 50,000 additional shares were granted to outside directors on October 1, 2007, and the vesting of all unvested options were accelerated, causing all remaining expense to be recognized. There were 500,000 options outstanding and exercisable at October 2, 2007, at a weighted average exercise price of $8.01.

(c)
Earnings Per Share

        The Company has 100,000,000 common shares authorized. The Company has granted options to purchase common shares to employees and directors of the Company. The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations.

	Year Ended September 30, 2007	Year Ended September 30, 2006	Nine Months Ended September 30, 2005
Earnings per share:
Loss from continuing operations	$(9,071,049)	$(3,911,081)	$(510,293)
Loss from discontinued operations	(1,468,629)	(4,230,915)	(956,089)

Net loss	$(10,539,678)	$(8,141,996)	$(1,466,382)

Weighted average shares outstanding	22,940,727	22,587,806	22,149,122

Basic loss per share:
Loss from continuing operations	$(0.40)	$(0.17)	$(0.02)
Loss from discontinued operations	(0.06)	(0.19)	(0.04)

Net loss	$(0.46)	$(0.36)	$(0.06)

Diluted loss per share:
Loss from continuing operations	$(0.40)	$(0.17)	$(0.02)
Loss from discontinued operations	(0.06)	(0.19)	(0.04)

Net loss	$(0.46)	$(0.36)	$(0.06)

Weighted average shares outstanding	22,940,727	22,587,806	22,149,122
Dilutive stock options and restricted stock award	—	—	—

Total common shares and dilutive securities	22,940,727	22,587,806	22,149,122

        Stock options and the restricted stock award outstanding at September 30, 2007, 2006 and 2005 are not included in the diluted earnings per share computation because they are anti-dilutive.

(d)
Dividend Payment Restrictions

        There are no restrictions on the Company's payment of dividends. Although there are certain ministerial requirements with respect to dividends by our PRC domiciled subsidiaries, these ministerial requirements do not rise to the level of "restrictions". Substantially all of our retained earnings are attributable to our PRC and Hong Kong domiciled subsidiaries.

14.    QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

        The following table sets forth, for the periods presented, our unaudited quarterly results of operations for the eight quarters ended September 30, 2007.

	Three Months Ended
	Sept. 30, 2007	Jun. 30, 2007	Mar. 31, 2007	Dec. 31, 2006	Sept. 30, 2006	Jun. 30, 2006	Mar. 31, 2006	Dec. 31, 2005
Career development services revenue	$725,479	$911,819	$1,341,385	$2,018,899	$1,556,957	$1,687,001	$1,310,253	$1,190,630
Career development services gross profit	148,883	499,757	715,156	1,330,994	864,047	1,282,382	1,117,041	972,845
Income (loss) from continuing operations, before income tax	(5,801,495)	(1,207,985)	(1,085,725)	(1,402,291)	(2,047,925)	(1,202,687)	67,940	(301,962)
Income taxes	(211,650)	(23,514)	(57,262)	(134,021)	426,447	—	—	—

Income (loss) from continuing operations	(5,589,845)	(1,184,471)	(1,028,463)	(1,268,270)	(2,474,372)	(1,202,687)	67,940	(301,962)
Income (loss) from discontinued operations, net of tax	(188,064)	(452,087)	(437,490)	(390,988)	(3,104,902)	(835,900)	142,355	(432,468)

Net income (loss)	$(5,777,909)	$(1,636,558)	$(1,465,953)	$(1,659,258)	$(5,579,274)	$(2,038,587)	$210,295	$(734,430)
Basic and diluted income (loss) per share
Income (loss) from continuing operations	$(0.26)	$(0.05)	$(0.04)	$(0.05)	$(0.11)	$(0.05)	$0.00	$(0.01)
Income (loss) from discontinued operations	0.00	(0.02)	(0.02)	(0.02)	(0.14)	(0.04)	0.01	(0.02)

Net income (loss)	$(0.26)	$(0.07)	$(0.06)	$(0.07)	$(0.25)	$(0.09)	$0.01	$(0.03)

Weighted average shares outstanding—basic	22,940,727	22,940,727	22,940,727	22,940,727	22,940,727	22,468,873	22,284,993	22,196,599

Weighted average shares outstanding—diluted	22,940,727	22,940,727	22,940,727	22,940,727	22,940,727	22,468,873	23,059,999	22,196,599

        Significant adjustments in the fourth quarters ended September 30, 2007 and 2006 and the third quarter for the nine months ended September 30, 2005.

        In September 2007, the Company recorded a $2.2 million accrual for transaction costs related to the Company's investment banker. The fees of the investment banker were $75,000 if the merger did not take place, and $2.3 million if it did. The closing of the merger became probable in the fourth quarter of 2007, thus the amount was accrued. In addition, additional allowance for doubtful accounts was recorded of $1.6 million in the fourth quarter of 2007, as a result of the Company's change in reserve policy to reserve receivables that have aged in excess of 15 months, from the previous policy of reserving receivables aged in excess of 21 months, due to collection experience.

        In September 2006, the Company recorded a $2.2 million provision for doubtful supplier rebates receivable as a result of the uncertainty surrounding the Company's ability to fully utilize its remaining rebates from T-Mobile. This provision is included in discontinued operations. In addition, a reserve for $951,000 was recorded as a provision for doubtful accounts for receivables related to the Company's career development services business.

        In September 2005, the Company was awarded a volume discount incentive rebate related to the third quarter of 2005 from a major supplier in the amount of $1,085,220. The volume discount was recorded as a decrease to cost of revenue in the third quarter of 2005.

HSW International, Inc.

Up To
7,000,000 shares

of

Common Stock

Prospectus

January 16, 2008